UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INDEX

Performance Review

Balance Sheet

Income Statements

Comprehensive Income Statements

Statements of Changes in Stockholders' Equity – Bank

Statements of Changes in Stockholders' Equity – Consolidated

Cash Flows Statements

Statements of Value Added

1.General Information

2.Presentation of Financial Statements

3.Significant Accounting Policies

4.Cash and Cash Equivalents

5.Interbank Investments

6.Securities and Derivatives Financial Instruments

7.Interbank Accounts

8.Loan Portfolio and Allowance for Loan Losses

9.Tax Assets and Liabilities

10.Other Receivables – Other

11.Dependences Information and Foreign Subsidiary

12.Investments in Affiliates and Subsidiaries Subsidiary

13.Intangibles

14.Funding

15.Debt Instruments Eligible to Capital

16.Other Payables – Other

17.Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

18.Stockholders’ Equity

19.Related Parties

20.Income from Services Rendered and Banking Fees

21.Personnel Expenses

22.Other Administrative Expenses

23.Other Operating Income

24.Other Operating Expenses

25.Non-Operating Income

26.Employee Benefit Plans - Post-Employment Benefits

27.Risk Management, Capital and Sensitivity Analysis

28.Other information

29.Subsequent Events

Composition of Management Bodies

Declaration of directors on the financial statements

Directors' Statement on Independent Auditors

Performance Review

Dear Stockholders:

We present the Management Report to Individual and Condensed Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended September 30, 2020, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided by the Accounting National Financial System Institutions (Cosif) and the Brazilian Exchange Commission (CVM), that does not conflict with the rules issued by Bacen.

The Parent Company and Consolidated Condensed Interim Financial Statements based on the international accounting standard issued by the International Accounting Standards Board (IASB) for the period ended September 30, 2020 will be simultaneously released at www.santander.com.br/ri.

1. Macroeconomic Environmen

On top of the release of activity indicators across the great majority of economies signaling that fiscal and monetary stimulus packages could have addressed the worst of pandemic’s effect in the last quarter, Santander’s Bank estimates the COVID-19 pandemic developments were the main theme for the third quarter of 2020. Furthermore, Santander estimates that fiscal and monetary stimuli helped to support financial assets prices and to reverse the worsening registered in the first quarter of the year. As an example, the S&P500 index, which dropped from 3.2 thousand to 2.5 thousand points between December 2019 and march 2020, rose 3.1 thousand points in late June, ending the third quarter at approximately 3.4 thousand points (a rise of 8.5% in the period).

In Brazil, Santander considers that the misfortunes generated by COVID-19 shifted the focus from discussions on structural reforms to debates on measures to fight the economic impacts caused by the pandemic, mainly regarding actions directed at the poorest sections of the population and the business segments most exposed to the misfortunes caused by social distancing policies. In Santander’s view, such temporary measures were essential to mitigate the impact of the crisis, but will result in a substantial increase in public expenditure throughout 2020 and, therefore, will cause a significant increase in the level of indebtedness of the Brazilian government. This situation, the Bank evaluates, only reinforces the need to resume discussions on structural reforms after overcoming the pandemic to prevent the trajectory of Brazilian public debt from becoming unsustainable.

After a widespread initial wave of downward revisions to GDP projections in 2020 in the first quarter, the Bank observed that the incentives granted provoked a strong recovery in some segments of the Brazilian economy - notably, in retail trade. This more intense reaction than many had previously imagined led economic agents to start considering less intense falls for the Brazilian GDP this year. While the median projection indicated a 6.6% retraction for the Brazilian GDP at the end of the second quarter of 2020, the median expectation at the end of the third quarter indicated that the Brazilian economy is expected to decline 5.02% this year. The Bank believes that, although less intense, the prospect of a strong contraction in the Brazilian GDP continued to justify the general perception that the IPCA variation should end the year below the target set for 2020 - the median inflation forecast for the year ended the third 2.06%, while the target is 4.0% for 2020. The combination of an expected economic contraction and low inflation is what Santander considers to have given the Brazilian Central Bank room to reduce the base interest rate to its new historical low (2.00% p.a.) in the Copom meeting held in August 2020, in addition to signaling that the Selic rate will remain at this level for an extended period of time.

However, in the Bank's opinion, the scenario of slow growth and high public debt is something that has driven international investors away, which is reflected both in the behavior recorded by the Brazilian 5-year CDS spread as well as in the trajectory of its exchange rate. In the first case, the Brazilian government's instrument of protection against insolvency problems closed the third quarter close to the level recorded in the second quarter (250 basis points and 254 basis points, respectively), although it fluctuated below the level of 200 points during the period. As for the exchange rate, the Bank saw a similar process with the parity against the dollar jumping from USDBRL5.48in the end of June 2020 to USDBRL5.64in the end of the third quarter of this year, even though it was traded close to USDBRL5.11 over the period. In both cases, Santander estimates that the trigger for the worsening recorded in relation to the minimum levels observed in the third quarter is related to the intensification of doubts about the Brazilian fiscal dynamics in the coming years.

Therefore, in order to have an improvement in the performance of these indicators, the Bank believes that measures to signal greater commitment by the Brazilian government with the reversal of the upward trajectory of public spending expected for the years ahead will be necessary. In Santander’s viewpoint, this will only be possible with the resumption of structural reforms.

2. Performance

2.1) Corporate Net Income

Consolidated Income Statements (R$ Millions)	9M20	9M19	annual changes%	3Q20	2Q20	quarter changes %
Financial Income	101,346.73	67,691.86	49.7	21,783.26	27,871.60	(21.8)
Financial Expenses	(94,402.81)	(44,120.6)	114.0	(14,493.70)	(24,175.0)	(40.0)
Gross Profit From Financial Operations (a)	6,943.93	23,571.3	(70.5)	7,289.56	3,696.6	97.2
Other Operating (Expenses) Income (b)	(8,716.56)	(9,302.7)	(6.3)	(2,595.84)	(3,647.7)	(28.8)
Operating Income	(1,772.63)	14,268.6	(112.4)	4,693.72	48.9	9,498.6
Non-Operating Income	252.46	(92.5)	(372.8)	15.87	31.8	(50.1)
Income Before Taxes on Income and Profit Sharing	(1,520.17)	14,175.9	(110.7)	4,709.59	80.7	5,735.9
Income Tax and Social Contribution (a)	12,653.25	(2,077.4)	(709.1)	(412.63)	2,459.5	(116.8)
Profit Sharing	(1,421.24)	(1,395.2)	1.9	(457.73)	(484.4)	(5.5)
Non-Controlling Interest	(101.12)	(270.6)	(62.6)	(28.08)	(30.1)	(6.7)
Consolidated Net Income	9,610.71	10,432.8	(7.9)	3,811.15	2,025.7	88.1

OPERATING RESULT BEFORE ADJUSTED TAXATION	9M20	9M19	annual variation%	3Q20	2Q20	annual variation%
(R$ Million)
Result before Taxation on Profit and Participation	(1,520.0)	14,176.0	(110.7)	4,709.6	80.6	5,743.2
Foreign Exchange Hedge	17,519.2	2,411.7	626.4	2,071.8	3,145.2	(34.1)
Operating Income Before Adjusted Taxation	15,999.2	16,587.7	(3.5)	6,781.4	3,225.8	110.2

INCOME TAX	9M20	9M19	annual variation%	3Q20	2Q20	annual variation%
(R$ Million)
Income tax and social contribution	12,653.0	(2,077.0)	(709.2)	(412.6)	2,459.5	(116.8)
Foreign Exchange Hedge	(17,519.2)	(2,411.7)	626.4	(2,071.8)	(3,145.2)	(34.1)
Adjusted Income Tax and Social Contribution	(4,866.2)	(4,488.7)	8.4	(2,484.5)	(685.7)	262.3

The Bank's rapid adaptation to different scenarios, supported by a solid balance sheet position and a well-defined business model, made it possible to capture important opportunities in the period, always prioritizing customer needs. Accordingly, we offer a plan to extend installments of various types of financing granted to customers in order to provide greater financial capacity. In this quarter, an extraordinary provision of R$3.2 billion was made, supported by assumptions based on stress scenarios. In addition, the Bank continued to evolve our risk models, which helped to maintain the quality of the credit portfolio at controlled levels. As a result of our actions in the period, we observed an increase in margins while reaching the best historical level of the efficiency index. Managerial net income reached R$5,989 million, down 15.9% in twelve months and 44.6% in the quarter. Excluding the effect of the extraordinary provision expense, net income totaled R$7,749 million, an increase of 8.8% in twelve months and 1.1% in three months. The return on average shareholders' equity (adjusted for goodwill, reached 17.1% in the first half, down 4.2 pp and 12.0% in three months. Excluding the extraordinary provision expense, ROAE was 22.1% in the first half, an increase of 0.8 pp in twelve months, and 0.4 pp less in three months.

a) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg and the subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense  (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branchs and the subsidiary Santander Brasil EFC (R$ Million)	9M20	9M19	annual changes%	3Q20	2Q20	quarter changes %
Exchange Variation - Profit From Financial Operations	21,807.26	3,525.9	518.49	2,449.38	697.0	251.40
Derivative Financial Instruments - Profit From Financial Operations	(40,098.66)	(5,994.8)	568.89	(4,587.68)	(4,024.5)	13.99
Income Tax and Social Contribution	17,519.22	2,411.7	626.42	2,071.83	3,145.2	(34.13)
PIS/Cofins - Tax Expenses	772.19	57.2	1,249.98	66.47	178.8	(62.83)

2.2) Assets and Liabilities

Consolidated Balance Sheets (R$ Millions)	Sep/20	Dec/19	annual changes%
Current and Long-Term Assets	968,520.5	844,294.7	14.7
Permanent Assets	13,698.1	13,248.4	3.4
Total Assets	982,218.6	857,543.1	14.5
Current and Long-Term Liabilities	903,720.9	785,789.3	15.0
Deferred Income	577.3	285.2	102.4
Non-Controlling Interest	1,154.5	1,695.4	(31.9)
Stockholders' Equity	76,765.9	69,773.2	10.0
Total Liabilities and Stockholders' Equity	982,218.6	857,543.1	14.5

2.3) Stockholders’ Equity

On September 30, 2020, Banco Santander consolidated Stockholders’ Equity increased by 10.2% compared to December 31, 2019.

The change in Stockholders’ Equity between September 30, 2020 and December 31, 2019 was mainly due to the net income for the period in the amount of R$9,611 million, the positive equity valuation adjustment (marketable securities and derivative financial instruments) in the amount of R$1,408 million and in an employee benefit plan in the amount of R$666 million, due to the remeasurement of actuarial obligations due to the change in interest rates caused by the macroeconomic scenario observed until the third quarter of 2020.

For additional information, see explanatory note to financial statements nº23.

2.4) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), PR Level I and Principal Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, risk market risk and operational risk.

As established in CMN Resolution No. 4,193 / 2013, the requirement for PR in 2019 was 10.5%, comprising 8.0% of Minimum Equity of Reference plus 2.5% of Additional Capital Conservation. Considering this surcharge, PR Level I increased to 8.5% and Minimum Principal Capital to 7.0%.

For the base year 2020, the PR requirement remains at 10.25%, including 8.0% of Reference Equity Minimum, plus 1.25% of Capital Conservation Additional and 1.0% of Systemic Additional. PR Level I reaches 8.25% and Minimum Principal Capital 6.75%.

In view of the pandemic scenario, the Central Bank of Brazil has been monitoring the Brazilian market and defining a set of rules to minimize the impacts of the pandemic. In the case of capital, it reduces the reduction in the Additional Capital Conservation Additional from 2.5% to 1.25%, expanding the capacity to grant new credit operations.

The Basel ratio is calculated in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown below:

Basel Index%	Sep/20	Dec/19
Basel I Ratio	13.58	13.97
Basel Principal Capital	12.28	12.90
Basel Regulatory Capital	14.86	15.04

2.5) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio for the period ended September 30, 2020, of the main subsidiaries of Banco Santander:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	48,310.2	1,304.4	328.9	46,083.4	100%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	33,909.0	2,019.6	209.9	-	100%
Banco Bandepe S.A.	29,137.5	5,348.7	74.5	-	100%
Banco RCI Brasil S.A.	11,247.3	1,413.1	139.0	9,070.4	39.89%
Santander Leasing S.A. Arrendamento Mercantil	7,146.9	5,878.9	138.9	2,001.2	100%
Santander Corretora de Seguros, Investimento e Serviços S.A.	6,030.2	3,468.5	447.7	-	100%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	5,396.3	4,984.3	1.9	-	100%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	1,760.7	1,728.9	58.3	-	100%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,245.9	715.4	71.3	-	100%

(1) Includes balances referring to leasing portfolio and other credits.

The financial statements of the Subsidiaries above were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in conjunction with the CMN, Bacen rules and model of the document provided for in the Accounting Plan of Cosif Institutions, of CVM, in which they do not conflict with the rules issued by Bacen, without the elimination of transactions with related companies.

3. Corporate Restructuring

During the period ended September 30, 2020 and the year ended December 31, 2019, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of Banco Santander.

For additional information, see explanatory note to financial statements nº2.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

Banco Santander's Board of Directors met and resolved:

On October 26th, 2020, to approve the Parent Company and Consolidated Condensed Interim Financial Statements of Banco Santander, prepared in accordance to the accountancy practices adopted in Brazil, applicable to the institutions authorized to operate by Bacen and Parent Company and Consolidated Condensed Interim Financial Statements prepared in accordance to the International Financial Reporting Standards (IFRS), both relative to the period ended in September, 30th, 2020.

On September 1st, 2020, to re-ratify the resolutions at the Company’s Board of Directors’ Meeting held on May 21, 2020, which dealt with the election of the members of the Company’s Audit Committee for a new term.

On August 28, 2020, to know the resignation of Mr. Rafael Bello Noya, Officer without specific designation of the Company.

On July 29,2020, approve (i) the proposal for the merger of Bosan Participações S.A. by the Company; (ii) the proposal for the merger of Banco Olé Consignado S.A. by the Company; and (iii) the call of an Extraordinary General Meeting of the Company to be held on August 31, 2020, at 3 p.m., to resolve on the following Agenda: (a) to ratify the hiring of PricewaterhouseCoopers Auditores Independentes, a specialized company responsible for preparing the corresponding appraisal reports of the Merged Companies; (b) to approve the Appraisal Reports; (c) to approve the Protocol and Justification of Bosan; (d) to approve the merger of Bosan by the Company; (e) to approve the Protocol and Justification of Banco Olé; (f) to approve the merger of Banco Olé by the Company; and (g) to authorize the managers of the Company to perform all necessary and/or convenient acts for the implementation of the Mergers.

On July 28, 2020, approve the Banco Santander Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Banco Santander Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), both referring to the semester ended June 30, 2020.

On July 28, 2020, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$ 770 million, for payment as of September 25, 2020, without any indexation.

On July 03, 2020, approve the election of Mr. João Marcos Pequeno De Biase as Executive Officer without specific designation of the Bank.

On June 29, 2020, approve (i) the departure of Mr. René Luiz Grande from the position of member of the Bank's Risk and Compliance Committee; and (ii) the election of Mr. René Luiz Grande to the position of member of the Bank's Audit Committee.

On June 12, 2020, approve the election of Ms. Virginie Genès-Petronilho as a member of the Bank's Risk and Compliance Committee.

On May 27, 2020, approve the amendment to the Internal Regulations of the Board of Directors, the Audit Committee and the Risks and Compliance Committee.

On May 21, 2020, approve the election of the members of the Bank's Audit Committee for a new term of officer: Ms. Deborah Stern Vieitas, Mr. Luiz Carlos Nannini and Ms. Maria Elena Cardoso Figueira.

On May 21, 2020, approve the new version of the Remuneration Policy, according to the positive recommendation of the Remuneration Committee, in compliance with of the CMN Resolution n° 3.921/2010.

On May 21, 2020, approve the local implementation of the versions presented for the Policies: (i) Social Responsibility; (ii) Social Investment, and (iii) Corporate Culture, according to the positive recommendation of the Sustainability Committee.

On April 28, 2020, approve the election of Mr. Pedro Augusto de Melo as a member and Coordinator of the Bank's Risk and Compliance Committee.

On April 27, 2020, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$ 890 million, for payment as of June 26, 2020, without any indexation.

On April 27, 2020, approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the consolidated Condensed Intermediate Financial Statements of Banco Santander, prepared in accordance with International Financial Reporting Standards (IFRS), both for the period ended March 31, 2020.

On April 23, 2020, (i) acknowledgment of the resignation presented by Mr. Celso Clemente Giacometti to the positions of member of the Board of Directors, Coordinator of the Nomination and Governance Committee and member of the Remuneration Committee of the Bank; (ii) approve the appointment of Mr. Álvaro Antonio Cardoso de Souza, current member of the Nomination and Governance Committee of the Bank, to the position of Coordinator of the referred Committee; (iii) approve the exoneration of Mr. Bernardo Parnes from the position of Coordinator of the Risk and Compliance Committee of the Bank; (iv) approve the appointment of Mr. Álvaro Antonio Cardoso de Souza, current member of the Risk and Compliance Committee of the Bank, to the position of Coordinator of the referred Committee; and (v) approve the exoneration of Mr. José Roberto Machado Filho, Executive Officer of the Bank.

On April 07, 2020, approve the election of Sr. Marcelo Augusto Dutra Labuto as Director with no specific designation.

On February 28, 2020, approve the resignation of Mr. Ulisses Gomes Guimarães, Director with no specific designation of the Bank; (ii) know the resignation of Mr. Gilberto Duarte de Abreu Filho, Director without a specific designation of the Bank; and (iii) approve the election of Mr. Sandro Rogério da Silva Gamba as an Officer without a specific designation of the Bank.

On February 26, 2020, approve Banco Santander Form 20-F for the year ended December 31, 2019.

On February 26, 2020, approve Banco Santander 's Consolidated Financial Statements for the year ended December 31, 2019, prepared in accordance with International Accounting Standards (IFRS).

On February 3, 2020, approve the election of Sres. Sandro Kohler Marcondes, Vítor Ohtsuki and Geraldo José Rodrigues Alckmin Neto as Directors with no specific designation.

On January 28, 2020, approve Banco Santander Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2019.

There was no change in corporate governance decided by the Bank for the base date of March 31, 2020. These decisions are described in the Management Report of the Individual and Consolidated Financial Statements of December 31, 2019.

6. Risk Management

On February 23, 2017, Bacen published CMN Resolution No. 4,557, which provides for the structure of risk and capital management (GIRC), effective from the same year. The resolution highlights the need to implement an integrated risk and capital management structure, define an integrated stress test program and declare the Risk Appetite Statement (RAS - Risk Appetite Statement), set up a Risk Committee, define a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for information disclosure policy. Banco Santander develops necessary actions on a continuous and progressive basis, aiming at adhering to the resolution. No relevant impacts were identified as a result of this standard.

For more information, see note 25 to this publication.

Capital Management Structure

Banco Santander 's capital management structure has robust governance, which supports the processes related to this topic and establishes the responsibilities of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for effective capital management. Further details can be found in the Risk and Capital Management Structure, available on the Investor Relations website.

Internal Audit

The Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

Internal Audit is a permanent function and independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management systems (current or emerging) and government, thus contributing to the protection of the organization's value, solvency and reputation. The Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent in Banco Santander activity, Internal Audit has a set of tools developed internally and updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the latest audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be carried out, are periodically reviewed.

The Audit Committee and the Board of Directors have favorably analyzed and approved the Internal Audit work plan for 2020.

7. People

People are an essential element in the Organization. After all, they are the ones who think, design, develop, interact and build what Banco Santander wants to be. This is why the Bank invests in each of the 45,147 employees here in Brazil.

For the development of these people, the Corporate Academy - Academia Santander, works for a strong, transversal culture, providing that everyone, online and in person, can improve what they already know and explore new possibilities.

Banco Santander supports leaders and managers so that they are close and available. This performance is based on three pillars: Feedback, Open Chat and Personalized Recognition, making sure there is alignment between everyone through recurring and frank conversations, career direction and special moments to reward the growth of the teams.

Banco Santander values a diverse environment, where each competence and each difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Formations, Experiences and Generations and the LGBT + pillar. Another good example is the Talent Show, which reached its 2nd edition this year. In it, Banco Santander opens space to get to know the most different performances and explore the universe of skills that exist in the Bank, allowing interaction and fraternization among colleagues.

The result of all these actions is the high level of engagement, proven by means of two surveys that were carried out annually and which brought excellent indicators. One of them points out that at least 91% of employees say they want to stay at Banco Santander for a long time. It is believed that this satisfaction reflects positively on interactions with Customers, generating greater ties, sustainable growth and investments in Society, which leads Banco Santander to be the best Bank for all stakeholders.

Since 2007, the bank has held Santander Week, a week that aims to celebrate institutional culture and connect with the community, through initiatives that mobilize more than 45 thousand employees. In the 2020 edition, the challenges imposed by the pandemic, motivated the institution to go beyond the borders of branches and corporate buildings, inviting the entire society to participate, multiplying the effect of the annual campaign. The whole joint effort was reverted to the project “Mothers of Favela ”, of the Central Única das Favelas (CUFA), which supports mothers who are heads of families of more than 5,000 favelas across Brazil to take care of their homes and their communities. And an unprecedented action marked the end: “O Canal é Seu”, a 12-hour turnaround on more than 20 TVs, radio and portals, which took turns every 30 minutes to show a special program with artists and influencers who invited viewers to participate in the initiative.

In addition to the collection of R$ 7,226 million that will be distributed to the Mothers of the Favela in the form of a digital basic basket, days of Santander Week, part of the executive committee visited four of the institutions supported by the Bank since the beginning of the pandemic, having the opportunity to get to know more closely the impact caused by the action taken with the employees and the Heróis Usam program Masks. Bank leaders also went to CUFA branches in different regions of the country to get to know the great work done by the organization, and, once again, assumed functions in relevant areas of daily life, such as reception, cleaning, among others. 2020 was the dissemination of #efeitosantander throughout Brazil!

8. Sustainable Development

Santander Brasil's Sustainability strategy is based on three pillars: (i) Strategic and efficient use of Environmental Resources, (ii) Development of Potentials and (iii) Resilient and Inclusive Economy. The Bank's vision, through these pillars, is to contribute to a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and businesses.

In relation to the Social and Environmental Business, Santander in the third quarter: i) participated in the issuance of Suzano's Sustainable Linked-Bond in the amount of $ 750 million. This was the second operation carried out in the world of Sustainable Linked-Bond, which is a new international debt instrument in which a company raises funds linked to the achievement of environmental goals; ii) launched a R$ 5 billion line to support water supply, sewage collection and treatment and storm drainage initiatives; iii) acted as bookkeeper and intermediary for Oleoplan's CBios, which is one of the first biodiesel companies to sell decarbonization credits; and iv) in partnership with two other private pairs, presented an integrated plan with the objective of effectively contributing to the sustainable development of the Amazonia.

In 2020, Santander Brasil received updates on its performance in the rating of ESG Agencies (environmental, social and governance). It remains in Vigeo Eiris' ranking of 'Best Emerging Market Performers'; received improvements in its score in the analysis of FTSE4Good, being above the average of the sector (Banks), of the industry (financial) and also of the average of the Brazilian companies; and in relation to MSCI, it remains AA (on a AAA-CCC scale), being above the industry average in almost all dimensions.

As a result of the global health crisis scenario, Banco Santander has been promoting actions to support customers and society. One of these actions includes supporting five institutions that are working on the front lines in the fight against Covid-19. More than R$ 7 million was raised, half of the amounts donated by employees and the other half doubled by the Bank. Other actions can be seen on the Santander website, through the link https://www.santander.com.br/camivais/cuidar.

9. Independent Audit

The policy of Banco Santander, including its subsidiaries, in contracting services not related to the auditing of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the auditor's independence. This reasoning provides for the following: (i) the auditor must not audit his own work, (ii) the auditor must not exercise managerial functions in his client, (iii) the auditor must not promote his client's interests, and (iv ) the need for approval of any services by the Bank's Audit Committee.

In compliance with CVM Instruction 381/2003, Banco Santander informs that in the period ended September 30, 2020, PricewaterhouseCoopers did not provide services unrelated to the independent auditing of the Financial Statements of Banco Santander and controlled companies over 5% of the total fees related to independent audit services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include assessing the work performed, covering any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the auditing of the Financial Statements by its independent auditors during the period ended September 30, 2020, did not affect the independence and objectivity in conducting the external audit exams carried out at Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 26/10/2020)

Balance Sheet

			Bank		Consolidated
	Notes	9/30/2020	12/31/2019	9/30/2020	12/31/2019
Current Assets		593,561,170	496,060,072	581,102,464	514,863,901
Cash	4	15,148,271	9,543,649	15,338,105	9,924,644
Interbank Investments	5	106,211,134	82,235,455	57,443,333	42,571,395
Money Market Investments		49,257,048	28,703,365	49,014,764	28,703,365
Interbank Deposits		53,072,218	43,230,118	4,546,701	3,565,203
Foreign Currency Investments		3,881,868	10,301,972	3,881,868	10,302,827
Securities and Derivative Financial Instruments	6	101,728,420	61,649,371	108,565,496	72,160,634
Own Portfolio		59,759,611	27,746,398	70,290,158	34,097,174
Subject to Repurchase Commitments		13,430,200	26,824,877	9,040,074	21,338,877
Derivative Financial Instruments		22,864,509	2,653,751	21,083,856	8,894,341
Deposited in the Central Bank		10,032	-	10,032	-
Privatization Currencies		575	512	575	512
Pledged in Guarantees		2,051,933	456,012	4,529,241	3,861,909
Securities Obtained from Commitments with Free Mover		3,611,560	3,967,821	3,611,560	3,967,821
Interbank Accounts		72,742,638	78,178,662	84,794,375	88,952,546
Payments and Receipts Pending Settlement		16,561,502	9,027,921	28,397,623	19,267,302
Restricted Deposits:		56,163,378	69,121,251	56,383,554	69,663,608
Central Bank Deposits		56,159,317	69,121,095	56,379,493	69,663,452
National Housing System (SFH)		4,061	156	4,061	156
Interbank Transfers		4,560	7,854	-	-
Correspondents		13,198	21,636	13,198	21,636
Lending Operations	8	128,554,076	83,319,998	135,661,554	112,150,045
Public Sector		38,391	153,586	38,391	153,586
Private Sector		133,370,831	86,455,503	141,670,749	116,405,810
(Allowance for Loan Losses)	8.e	(4,855,146)	(3,289,091)	(6,047,586)	(4,409,351)
Leasing Operations	8	-	-	856,779	1,202,645
Private Sector		-	-	869,850	1,216,238
(Allowance for Lease Losses)	8.e	-	-	(13,071)	(13,593)
Other Receivables		167,391,354	179,592,907	176,359,990	185,981,022
Credits for Avals and Sureties Honored		77,829	23,283	81,078	377,915
Foreign Exchange Portfolio		115,703,610	123,396,135	115,703,610	123,396,135
Income Receivable		1,856,438	2,226,778	1,741,894	2,025,186
Trading Account		4,289,856	2,325,866	7,538,166	3,912,093
Others	10	46,363,626	52,071,971	52,190,676	56,713,037
(Allowance for Other Receivables Losses)	8.e	(900,005)	(451,126)	(895,434)	(443,344)
Other Assets		1,785,277	1,540,030	2,082,832	1,920,970
Other Assets		1,113,616	1,195,777	1,417,772	1,524,102
(Allowance for Valuation)		(102,809)	(115,705)	(231,132)	(254,950)
Prepaid Expenses		774,470	459,958	896,192	651,818

			Bank		Consolidated
	Notes	9/30/2020	12/31/2019	9/30/2020	12/31/2019
Long-Term Assets		351,896,307	305,377,691	387,418,027	329,430,790
Interbank Investments	5	28,359,805	33,694,075	1,956,747	796,099
Interbank Deposits		28,359,805	33,694,075	1,956,747	796,099
Securities and Derivative Financial Instruments	6	133,306,660	112,305,951	140,766,205	121,294,033
Own Portfolio		37,320,267	23,603,436	38,440,927	28,228,324
Subject to Repurchase Commitments		63,122,355	71,638,459	63,122,355	71,617,304
Derivative Financial Instruments		13,987,501	8,532,484	13,990,973	8,546,799
Deposited with the Central Bank		1,943,159	-	1,943,159	-
Privatization Currencies		-	370	-	370
Pledged in Guarantees		10,498,955	8,028,432	16,834,368	12,398,466
Securities Obtained from Commitments with Free Mover		6,434,423	502,770	6,434,423	502,770
Interbank Accounts		350,966	312,411	350,966	312,411
Restricted Deposits:		350,966	312,411	350,966	312,411
National Housing System (SFH)		350,966	312,411	350,966	312,411
Lending Operations	8	127,018,621	110,094,019	172,691,874	148,292,513
Public Sector		1,001,305	964,378	1,002,572	965,758
Private Sector		141,786,574	123,678,363	189,097,754	163,374,180
(Allowance for Loan Losses)	8.e	(15,769,258)	(14,548,722)	(17,408,452)	(16,047,425)
Leasing Operations	8	-	-	1,562,273	1,564,446
Public Sector		-	-	-	1,119
Private Sector		-	-	1,583,493	1,583,641
(Allowance for Lease Losses)	8.e	-	-	(21,220)	(20,314)
Other Receivables		62,575,878	48,661,212	69,802,788	56,678,875
Receivables for Guarantees Honored		513,630	298,195	413,020	298,195
Foreign Exchange Portfolio		835,042	1,108,978	835,042	1,108,978
Income Receivable		252,491	156,939	252,491	156,939
Trading and Intermediation of Values		-	-	-	562,425
Deferred Taxes	9	41,709,608	28,074,411	45,893,743	31,904,371
Others	10	19,794,648	19,395,717	23,023,403	23,122,032
(Allowance for Other Receivables Losses)	8.e	(529,541)	(373,028)	(614,911)	(474,065)
Other Assets		284,377	310,023	287,174	492,413
Temporary Assets		1,444	1,622	1,450	56,875
(Allowance for Losses)		(1,444)	(1,622)	(1,449)	(1,630)
Prepaid Expenses		284,377	310,023	287,173	437,168

Permanent Assets		39,804,164	37,097,964	13,698,120	13,248,376
Investments		27,752,568	26,831,540	381,957	354,490
Investments in Affiliates and Subsidiaries:	12	27,731,674	26,810,793	361,009	333,674
Domestic		22,747,394	23,263,738	361,009	333,674
Foreign		4,984,280	3,547,055	-	-
Other Investments		45,211	45,064	50,470	50,344
(Allowance for Losses)		(24,317)	(24,317)	(29,522)	(29,528)
Fixed Assets		6,081,278	6,214,168	6,986,615	7,181,088
Real Estate in Use		2,449,971	2,467,216	2,753,700	2,753,149
Others Fixed Assets		12,225,494	13,818,040	13,942,297	15,483,559
(Accumulated Depreciation)		(8,594,187)	(10,071,088)	(9,709,382)	(11,055,620)
Intangible Assets	13	5,970,318	4,052,256	6,329,548	5,712,798
Goodwill		28,323,672	26,496,592	29,513,388	29,050,911
Others Intangible Assets		9,291,408	8,485,328	9,958,217	9,196,813
(Accumulated Amortization)		(31,644,762)	(30,929,664)	(33,142,057)	(32,534,926)
Total Assets		985,261,641	838,535,727	982,218,611	857,543,067

			Bank		Consolidated
	Notes	9/30/2020	12/31/2019	9/30/2020	12/31/2019
Current Liabilities		665,841,911	594,642,669	648,605,973	598,591,332
Deposits	14	291,782,765	214,983,542	287,970,117	212,838,421
Demand Deposits		43,591,258	29,392,188	43,413,922	29,107,534
Savings Deposits		59,443,489	49,039,857	59,443,489	49,039,857
Interbank Deposits		6,541,643	4,573,086	4,369,529	3,457,996
Time Deposits		182,206,372	131,978,411	180,743,174	131,096,194
Other Deposits		3	-	3	136,840
Money Market Funding	14	97,312,675	111,939,869	90,508,089	106,248,412
Own Portfolio		75,524,155	97,227,938	70,719,562	91,536,480
Third Parties		7,499,974	8,743,348	5,499,981	8,743,348
Linked to Trading Portfolio Operations		14,288,546	5,968,583	14,288,546	5,968,584
Funds from Acceptance and Issuance of Securities	14	50,659,509	60,517,226	30,720,698	51,265,094
Exchange Acceptances		100,862	-	378,717	34,240
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		26,658,655	42,445,229	28,353,878	43,567,117
Funding by Structured Operations Certificates		22,203,088	16,295,922	291,199	5,887,662
Interbank Accounts		1,696,904	1,776,075	1,696,904	1,776,075
Receipts and Payments Pending Settlement		2,187,781	41,756	2,508,208	369,578
Interbank Transfers		2,031,853	-	2,352,280	327,822
Interbank Accounts		155,928	41,756	155,928	41,756
Third-Party Funds in Transit		4,162,043	4,019,119	4,162,043	4,019,119
Internal Transfers of Assets		4,165,680	4,002,824	4,165,680	4,002,824
Borrowings		(3,637)	16,295	(3,637)	16,295
Local Borrowings - Other Institutions	14	59,241,154	43,870,657	54,491,052	41,322,712
Foreign Borrowings		-	-	11,402	33,585
Domestic Onlendings - Official Institutions		59,241,154	43,870,657	54,479,650	41,289,127
National Economic and Social Development Bank (BNDES)	14	4,499,065	3,697,638	4,499,065	3,697,638
Federal Savings and Loan Bank (CEF)		2,519,074	1,355,447	2,519,074	1,355,447
National Equipment Financing Authority (FINAME)		86,657	94,725	86,657	94,725
Other Institutions		1,627,158	1,755,646	1,627,158	1,755,646
Derivative Financial Instruments		266,176	491,820	266,176	491,820
Derivative Financial Instruments	6	19,676,565	3,774,395	18,636,233	10,112,463
Instrumentos Financeiros Derivativos		19,676,565	3,774,395	18,636,233	10,112,463
Other Payables		136,320,354	151,798,467	155,109,468	168,717,895
Collected Taxes and Other		1,857,054	96,928	1,859,240	131,179
Foreign Exchange Portfolio		108,075,113	116,991,021	108,075,113	116,991,021
Social and Statutory		248,769	8,188,762	120,636	8,376,961
Tax and Social Security	9	1,997,614	2,854,815	3,402,577	4,092,434
Trading Account		280,492	1,063,403	2,916,765	3,149,991
Debt Instruments Eligible to Compose Capital	15	239,171	170,939	239,171	170,939
Others	16	23,622,141	22,432,599	38,495,966	35,805,370

			Bank		Consolidated
	Notes	9/30/2020	12/31/2019	9/30/2020	12/31/2019
Long-Term Liabilities		242,194,120	173,943,594	255,115,976	187,197,923
Deposits	14	95,426,259	59,228,624	96,247,800	60,089,570
Interbank Deposits		262,189	100,686	1,741,572	841,294
Time Deposits		95,164,070	59,127,938	94,506,228	59,248,276
Money Market Funding	14	28,655,042	17,692,578	28,655,042	17,692,578
Own Portfolio		246,538	159,745	246,538	159,745
Linked to Trading Portfolio Operations		28,408,504	17,532,833	28,408,504	17,532,833
Funds from Acceptance and Issuance of Securities	14	40,433,586	31,062,142	42,828,468	34,697,521
Exchange Acceptances		-	-	746,504	1,557,513
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		30,431,679	26,271,049	32,080,057	28,644,786
Securities Issued Abroad		9,062,608	3,123,591	9,062,608	2,827,720
Funding by Structured Operations Certificates		939,299	1,667,502	939,299	1,667,502
Borrowings	14	1,330,307	1,788,469	1,362,034	1,802,272
Local Borrowings - Other Institutions		-	-	31,727	13,803
Foreign Borrowings		1,330,307	1,788,469	1,330,307	1,788,469
Domestic Onlendings - Official Institutions	14	7,856,379	8,056,939	7,856,379	8,056,939
National Economic and Social Development Bank (BNDES)		4,895,312	4,897,785	4,895,312	4,897,785
Federal Savings and Loan Bank (CEF)		61,712	68,325	61,712	68,325
National Equipment Financing Authority (FINAME)		2,899,355	3,063,173	2,899,355	3,063,173
Other Institutions		-	27,656	-	27,656
Derivative Financial Instruments	6	19,747,449	10,208,817	19,884,721	10,510,899
Derivative Financial Instruments		19,747,449	10,208,817	19,884,721	10,510,899
Other Payables		48,745,098	45,906,025	58,281,532	54,348,144
Foreign Exchange Portfolio		920,717	1,004,861	920,717	1,004,861
Tax and Social Security	9	3,026,582	3,659,656	3,579,575	4,199,423
Trading Account		10,842	-	978,331	557,370
Debt Instruments Eligible to Compose Capital	15	14,234,562	10,005,022	14,234,562	10,005,022
Others	16	30,552,395	31,236,486	38,568,347	38,581,468

Deferred Income		347,380	261,741	577,288	285,219
Deferred Income		347,380	261,741	577,288	285,219

Stockholders' Equity	18	76,878,230	69,687,723	76,765,897	69,773,232
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		201,358	197,369	198,648	194,115
Profit Reserves		17,962,614	12,909,736	17,962,609	12,986,778
Adjustment to Fair Value		(468,065)	261,753	(468,488)	273,474
Retained Earnings		2,973,927	-	2,864,732	-
(-) Treasury Shares		(791,604)	(681,135)	(791,604)	(681,135)

Non Controlling Interest	18.e	-	-	1,154,477	1,695,361

Total Stockholders' Equity		76,878,230	69,687,723	77,920,374	71,468,593

Total Liabilities		985,261,641	838,535,727	982,218,611	857,543,067
The accompanying notes from Management are an integral part of these financial statements.

Income Statements

					Bank				Consolidated
	Notes	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019
Income Related to Financial Operations		19,386,106	93,353,547	26,356,017	61,342,105	21,783,259	101,346,732	28,080,448	67,691,863
Loan Operations		10,526,199	38,535,232	12,462,860	32,536,043	12,980,453	47,472,382	15,834,012	42,104,483
Leasing Operations		-	-	-	-	72,546	228,806	97,691	268,767
Securities Transactions	6.a	8,513,306	59,087,304	13,609,377	26,774,837	8,105,609	57,308,001	12,522,803	24,116,050
Derivatives Transactions		(385,544)	132,585	499,263	(2,527,128)	(116,702)	594,967	(85,598)	(3,376,027)
Foreign Exchange Operations		456,715	(5,688,877)	(1,238,344)	1,520,348	464,997	(5,552,342)	(1,318,344)	1,520,359
Compulsory Deposits		275,430	1,287,303	1,022,861	3,038,005	276,356	1,294,918	1,029,884	3,058,231
Expenses on Financial Operations		(13,122,853)	(90,733,774)	(21,720,758)	(42,546,730)	(14,493,701)	(94,402,806)	(22,252,860)	(44,120,576)
Funding Operations Market	14.b	(6,575,702)	(47,194,837)	(12,725,666)	(26,850,322)	(6,863,436)	(48,057,294)	(12,580,161)	(26,630,738)
Borrowings and Onlendings Operations		(4,357,124)	(31,685,845)	(6,096,422)	(7,578,326)	(4,364,171)	(31,711,186)	(6,096,154)	(7,523,008)
Operations of Sale or Transfer of Financial Assets		(127,500)	(1,133,182)	(232,717)	(250,100)	(127,419)	(1,133,050)	(238,419)	(270,110)
Allowance for Loan Losses	8.f	(2,062,527)	(10,719,910)	(2,665,953)	(7,867,982)	(3,138,675)	(13,501,276)	(3,338,126)	(9,696,720)
Gross Income Related to Financial Operations		6,263,253	2,619,773	4,635,259	18,795,375	7,289,558	6,943,926	5,827,588	23,571,287

Other Operating Revenues (Expenses)		(2,094,609)	(5,877,046)	(2,106,982)	(6,124,649)	(2,595,842)	(8,716,555)	(2,938,387)	(9,302,714)
Banking Service Fees	20	2,436,799	6,931,602	2,603,074	7,644,646	3,378,682	9,505,816	3,477,828	10,125,119
Income Related to Bank Charges	20	1,179,680	3,342,170	1,100,711	3,270,334	1,367,662	3,824,873	1,272,477	3,756,404
Personnel Expenses	21	(1,574,942)	(4,717,291)	(1,678,535)	(4,964,279)	(1,798,394)	(5,420,020)	(1,914,707)	(5,652,150)
Other Administrative Expenses	22	(2,872,688)	(8,152,541)	(2,534,452)	(7,476,974)	(3,210,003)	(9,343,485)	(2,969,745)	(8,787,796)
Tax Expenses		(727,066)	(1,446,072)	(640,769)	(2,233,671)	(995,847)	(2,290,771)	(893,022)	(3,219,081)
Investments in Affiliates and Subsidiaries	12	415,040	2,237,263	551,371	2,160,418	15,393	24,941	13,389	35,109
Other Operating Revenues	23	1,134,249	3,467,480	1,366,509	2,591,491	1,515,853	4,694,826	1,698,682	3,324,679
Other Operating Expenses	24	(2,085,681)	(7,539,657)	(2,874,891)	(7,116,614)	(2,869,188)	(9,712,735)	(3,623,289)	(8,884,998)
Operating Income		4,168,644	(3,257,273)	2,528,277	12,670,726	4,693,716	(1,772,629)	2,889,201	14,268,573

Non-Operating Income	25	22,098	252,928	8,468	23,064	15,872	252,455	18,850	(92,532)

Income Before Taxes on Income and Profit Sharing		4,190,742	(3,004,345)	2,536,745	12,693,790	4,709,588	(1,520,174)	2,908,051	14,176,041
Income Tax and Social Contribution	9	(35,484)	13,982,731	1,517,689	(926,031)	(412,625)	12,653,247	1,258,960	(2,077,432)
Provision for Income Tax		398,487	24,643	978,198	(301,343)	(16,567)	(1,143,051)	730,101	(1,385,424)
Provision for Social Contribution Tax		300,355	(26,685)	600,425	(169,240)	81,910	(662,310)	506,318	(645,032)
Deferred Tax Credits		(734,326)	13,984,773	(60,934)	(455,448)	(477,968)	14,458,608	22,541	(46,976)
Profit Sharing		(411,331)	(1,291,581)	(420,685)	(1,262,363)	(457,730)	(1,421,238)	(469,896)	(1,395,158)
Non Controlling Interest	18.e	-	-	-	-	(28,084)	(101,124)	(89,412)	(270,575)
Net Income		3,743,927	9,686,805	3,633,749	10,505,396	3,811,149	9,610,711	3,607,703	10,432,876

Number of Shares (Thousands)	18.a	7,498,531	7,498,531	7,498,531	7,498,531	-
$)		499.29	1,291.83	484.59	1,400.99	-

Comprehensive Income Statements

		Bank		Consolidated
	01/01 to 09/30/2020	01/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
Profit for the Period	9,686,805	10,505,396	9,610,711	10,432,876
Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(1,395,856)	2,036,942	(1,408,052)	2,040,810
Available-for-sale financial assets	(1,205,187)	2,085,933	(1,217,383)	2,084,619
Available-for-sale financial assets	(2,485,316)	3,557,354	(2,497,827)	3,556,040
Income taxes	1,280,129	(1,471,421)	1,280,444	(1,471,421)

Cash flow hedges	(190,669)	(48,991)	(190,669)	(43,809)
Cash flow hedges	(106,742)	74,775	(106,742)	77,876
Income taxes	(83,927)	(123,766)	(83,927)	(121,685)

Other Comprehensive Income that won't be reclassified for Net income:	666,091	(811,155)	666,091	(811,155)
Defined Benefits plan	666,091	(811,155)	666,091	(811,155)
Defined Benefits plan	1,278,431	(1,305,655)	1,278,431	(1,305,655)
Income taxes	(612,340)	494,500	(612,340)	494,500

Comprehensive Income for the Period	8,957,040	11,731,183	8,868,750	11,662,531

The accompanying notes from Management are an integral part of these financial statements.

Statements of Changes in Stockholders' Equity – Bank

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Total

Balances as of December 31, 2018		57,000,000	140,707	3,113,605	6,506,949	1,885,972	114,491	(3,071,043)	-	(461,432)	65,229,249
Employee Benefit Plans		-	-	-	-	-	-	(811,155)	-	-	(811,155)
Treasury Shares		-	-	-	-	-	-	-	-	(178,240)	(178,240)
Emission Costs of Treasury Shares		-	-	-	-	-	-	-	-	(1,527)	(1,527)
Result of Treasury Shares		-	4,221	-	-	-	-	-	-	-	4,221
Reservations for Share - Based Payment		-	(36,643)	-	-	-	-	-	-	-	(36,643)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	2,068,491	(31,549)	-	-	-	2,036,942
Net Income		-	-	-	-	-	-	-	10,505,396	-	10,505,396
Allocations:
Legal Reserve	18,c	-	-	343,582	-	-	-	-	(343,582)	-	-
Interest on Capital	18,b	-	-	-	-	-	-	-	(3,000,000)	-	(3,000,000)
Reserve for Dividend Equalization	18,c	-	-	-	4,528,755	-	-	-	(4,528,755)	-	-
Others	18,c	-	-	-	-	-	-	-	690	-	690
Balances as of September 30, 2019		57,000,000	108,285	3,457,187	11,035,704	3,954,463	82,942	(3,882,198)	2,633,749	(641,199)	73,748,933
Changes in the Period		-	(32,422)	343,582	4,528,755	2,068,491	(31,549)	(811,155)	2,633,749	(179,767)	8,519,684

Balances as of December 31, 2019		57,000,000	197,369	3,818,064	9,091,672	3,920,714	91,380	(3,750,341)	-	(681,135)	69,687,723
Employee Benefit Plans		-	-	-	-	-	-	666,090	-	-	666,090
Treasury Shares		-	-	-	-	-	-	-	-	(110,469)	(110,469)
Income with Treasury Shares	18,d	-	(15,476)								(15,476)
Reservations for Share - Based Payment		-	19,465	-	-	-	-	-	-	-	19,465
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,387,736)	(8,172)	-	-	-	(1,395,908)
Net Income		-	-	-	-	-	-	-	9,686,805	-	9,686,805
Allocations:
Legal Reserve	18,c	-	-	297,144	-	-	-	-	(297,144)	-	-
Interest on Capital	18,b	-	-	-	-	-	-	-	(1,660,000)	-	(1,660,000)
Reserve for Dividend Equalization	18,c	-	-	-	4,755,734	-	-	-	(4,755,734)	-	-
Balances as of September 30, 2020		57,000,000	201,358	4,115,208	13,847,406	2,532,978	83,208	(3,084,251)	2,973,927	(791,604)	76,878,230
Changes in the Period		-	3,989	297,144	4,755,734	(1,387,736)	(8,172)	666,090	2,973,927	(110,469)	7,190,507

Statements of Changes in Stockholders' Equity – Consolidated

				Reservas de Lucros		Ajustes de Avaliação Patrimonial
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of December 31, 2018		57,000,000	142,414	3,113,606	6,509,735	1,885,972	114,491	(3,071,043)	-	(461,432)	65,233,743	2,069,929	67,303,672
Employee Benefit Plans		-	-	-	-	-	-	-	-	-	-	-	-
Treasury Shares		-	-	-	-	-	-	(811,155)	-	(178,240)	(989,395)	-	(989,395)
Result of Treasury Shares		-	4,221	-	-	-	-	-	-	-	4,221	-	4,221
Reservations for Share - Based Payment		-	(39,914)	-	-	-	-	-	-	-	(39,914)	-	(39,914)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	2,068,491	(31,549)	-	-	-	2,036,942	-	2,036,942
Capital Restructuring		-	-	-	-	-	-	-	-	(1,527)	(1,527)	-	(1,527)
Net Income		-	-	-	-	-	-	-	10,432,876	-	10,432,876	-	10,432,876
Allocations:
Legal Reserve	18,c	-	-	343,582	-	-	-	-	(343,582)	-	-	-	-
Dividends	18,b	-	-	-	-	-	-	-	-	-	-	-	-
Provision of Interest on Capital	18,b	-	-	-	-	-	-	-	(3,000,000)	-	(3,000,000)	-	(3,000,000)
Reserve for Dividend Equalization	18,c	-	-	-	4,528,755	-	-	-	(4,528,755)	-	-	-	-
Unrealized Profit		-	-	-	(2,787)	-	3,869	-	4,374	-	5,456	-	5,456
Non Controlling Interest Results	18,e	-	-	-	-	-	-	-	-	-	-	270,575	270,575
Others		-	-	-	-	-	-	-	690	-	690	(531,560)	(530,870)
Balances as of September 30, 2019		57,000,000	106,721	3,457,188	11,035,703	3,954,463	86,811	(3,882,198)	2,565,603	(641,199)	73,683,092	1,808,944	75,492,036
Changes in the Period		-	(35,693)	343,582	4,525,968	2,068,491	(27,680)	(811,155)	2,565,603	(179,767)	8,449,349	(260,985)	8,188,364

				Reservas de Lucros		Ajustes de Avaliação Patrimonial
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of December 31, 2019		57,000,000	194,115	3,818,065	9,168,713	3,932,436	91,380	(3,750,342)	-	(681,135)	69,773,232	1,695,361	71,468,593
Employee Benefit Plans		-	-	-	-	-	-	666,090	-	-	666,090	-	666,090
Treasury Shares		-	(15,476)	-	-	-	-	-	-	(110,469)	(125,945)	-	(125,945)
Reservations for Share - Based Payment		-	20,009	-	-	-	-	-	-	-	20,009	-	20,009
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,399,879)	(8,173)	-	-	-	(1,408,052)	-	(1,408,052)
Net Income		-	-	-	-	-	-	-	9,610,711	-	9,610,711	-	9,610,711
Allocations:
Legal Reserve	18,c	-	-	297,144	-	-	-	-	(297,144)	-	-	-	-
Dividends	18,b	-	-	-	-	-	-	-	-	-	-	-	-
Provision of Interest on Capital	18,b	-	-	-	-	-	-	-	(1,660,000)	-	(1,660,000)	-	(1,660,000)
Reserve for Dividend Equalization	18,c	-	-	-	4,755,734	-	-	-	(4,755,734)	-	-	-	-
Unrealized Profit		-	-	-	33,101	-	-	-	(33,101)	-	-	-	-
Non Controlling Interest Results	18,e	-	-	-	-	-	-	-	-	-	-	(101,124)	(101,124)
Others		-	-	-	(110,148)	-	-	-	-	-	(110,148)	(439,760)	(549,908)
Balances as of September 30, 2020		57,000,000	198,648	4,115,209	13,847,400	2,532,557	83,207	(3,084,252)	2,864,732	(791,604)	76,765,897	1,154,477	77,920,374
Changes in the Period		-	4,533	297,144	4,678,687	(1,399,879)	(8,173)	666,090	2,864,732	(110,469)	6,992,665	(540,884)	6,451,781

Cash Flows Statements

		Bank		Consolidated
		01/01 to 09/30/2020	01/01 to 09/30/2019	01/01 to 09/30/2020	01/01 to 09/30/2019
	Notes
Operational Activities
Net Income		9,686,805	10,505,396	9,610,711	10,432,876
Adjustment to Net Income		(37,970,632)	7,141,184	(30,501,456)	11,720,599
Allowance for Loan Losses	8,e	10,719,910	7,867,982	13,501,276	9,696,720
Provision for Legal Proceedings and Administrative and Legal Obligations	17,c	983,547	1,295,035	1,123,110	1,508,142
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	17,c	248,060	370,446	286,499	451,606
Deferred Tax Credits and Liabilities	9	(14,127,896)	35,969	(13,498,737)	(377,901)
Equity in Affiliates and Subsidiaries	12	(2,237,263)	(2,160,418)	(24,941)	(35,109)
Depreciation and Amortization	22	1,937,155	1,639,284	2,285,648	2,053,665
Recognition (Reversal) Allowance for Other Assets Losses	25	(13,027)	(11,417)	(23,742)	92,223
Gain (Loss) on Sale of Other Assets	25	(45,888)	(1,273)	(35,406)	14,319
Gain (Loss) on Sale of Investments	25	(168,588)	-	(168,588)	(6,268)
Provision for Financial Guarantees	23	(7,327)	(36,294)	(7,327)	(36,294)
Monetary Adjustment of Escrow Deposits	23	(203,662)	(387,814)	(235,032)	(449,123)
Recoverable Taxes	23	(112,621)	(50,745)	(133,143)	(76,725)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		2,295	(507)	2,295	(507)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(33,634,412)	(1,371,336)	(33,634,412)	(1,371,336)
Others		(1,310,923)	(47,728)	61,045	257,187
Changes on Assets and Liabilities		57,257,695	(13,104,291)	63,710,307	(12,914,457)
Decrease (Increase) in Interbank Investments		(15,004,827)	6,733,285	(12,664,808)	13,445,445
Decrease (Increase) in Securities and Derivative Financial Instruments		(35,460,745)	(13,242,111)	(38,646,586)	(13,571,648)
Decrease (Increase) in Lending and Leasing Operations		(72,538,909)	(25,910,231)	(60,986,124)	(34,063,300)
Decrease (Increase) in Deposits on Central Bank of Brazil		12,961,778	(1,155,809)	13,283,959	(1,187,434)
Decrease (Increase) in Other Receivables		(668,010)	(8,795,399)	(1,438,278)	(10,017,083)
Decrease (Increase) in Other Assets		(288,866)	173,312	(94,379)	149,521
Net Change on Other Interbank and Interbranch Accounts		(5,275,360)	1,506,157	(6,882,789)	5,056,671
Increase (Decrease) in Deposits		112,996,858	2,075,408	111,289,926	6,036,734
Increase (Decrease) in Money Market Funding		(3,664,730)	(8,926,561)	(4,777,859)	(9,181,124)
Increase (Decrease) in Borrowings		11,421,142	18,704,113	9,236,909	17,900,148
Increase (Decrease) in Other Liabilities		52,693,725	17,256,065	55,488,250	15,477,926
Increase (Decrease) in Change in Deferred Income		85,639	(17,991)	292,069	(59,878)
Income Tax Recovered/(Paid)		-	(1,504,529)	(389,983)	(2,900,435)
Net Cash Provided by (Used in) Operational Activities		28,973,868	4,542,289	42,819,564	9,239,018
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	12	(499,000)	(2,046,249)	-	-
Purchase of Investment		(147)	-	(130)	-
Purchase of Fixed Assets		(867,288)	(989,974)	(986,175)	(1,417,067)
Purchase of Intangible Assets		(2,984,433)	(1,063,209)	(1,547,010)	(1,182,294)
Net Cash Received on Sale/Reduction of Investments		-	-	4	6,699
Acquisition of Minority Residual Interest in Subsidiary	2,c	(1,601,100)	(1,291,630)	(1,606,000)	(1,292,630)
Proceeds from Assets not in Use		445,709	453,236	461,053	479,934
Proceeds from Property for Own Use		84,269	30,309	49,059	45,036
Proceeds from Affiliates and Subsidiaries		3,066,644	7,254	171,213	7,254
Dividends and Interest on Capital Received		1,293,445	1,270,187	(5,165)	55,210
Net Cash Provided by (Used in) Investing Activities		(1,061,893)	(3,630,076)	(3,463,151)	(3,343,102)
Financing Activities
Purchase of Own Share	18,d	(110,469)	(178,240)	(110,469)	(178,240)
Issuance of Long - Term Emissions		57,025,095	46,700,608	46,517,680	43,827,040
Long - Term Payments		(67,167,344)	(39,609,511)	(68,707,700)	(41,408,783)
Subordinated Debts - Payments		-	(9,924,747)	-	(9,924,747)
Debt Instruments Eligible to Compose Capital - Payments		-	(328,892)	-	(328,892)
Dividends and Interest on Capital Paid		(8,415,750)	(6,039,908)	(8,283,747)	(6,168,340)
Increase (decrease) in Minority Interest		-	-	-	(310,294)
Capital Increase in Controlled Companies Held by Minority Interest	12	-	-	-	100,000
Net Cash Provided by (Used in) Financing Activities		(18,668,468)	(9,380,690)	(30,584,236)	(14,392,256)
Exchange Variation on Cash and Cash Equivalents		(2,295)	507	(2,295)	507
Increase (Decrease) in Cash and Cash Equivalents		9,243,499	(8,467,970)	8,772,177	(8,495,833)
Cash and Cash Equivalents at the Beginning of Period	4	21,421,432	25,854,948	21,443,663	25,285,982
Cash and Cash Equivalents at the End of Period	4	30,662,636	17,386,978	30,213,546	16,790,149
Statements of Value Added

					Bank				Consolidated
		01/01 to 09/30/2020		01/01 to 09/30/2019		01/01 to 09/30/2020		01/01 to 09/30/2019
	Notes
Income Related to Financial Operations		93,353,547		61,342,105		101,346,732		67,691,863
Income Related to Bank Charges and Banking Service Fees	20	10,273,772		10,914,980		13,330,689		13,881,523
Allowance for Loans Losses	8,f	(10,719,910)		(7,867,982)		(13,501,276)		(9,696,720)
Other Revenues and Expenses		(3,819,249)		(4,502,059)		(4,765,454)		(5,652,851)
Financial Expenses		(80,013,864)		(34,678,748)		(80,901,530)		(34,423,856)
Third-party Input		(5,622,615)		(5,267,042)		(6,453,764)		(6,142,457)
Materials, Energy and Others		(183,726)		(188,293)		(195,952)		(197,088)
Third-Party Services	22	(1,367,295)		(1,388,194)		(1,785,083)		(1,753,297)
Others		(4,071,594)		(3,690,555)		(4,472,729)		(4,192,072)
Gross Added Value		3,451,681		19,941,254		9,055,397		25,657,502
Retentions
Depreciation and Amortization	22	(1,937,155)		(1,639,284)		(2,285,648)		(2,053,665)
Added Value Produced Net		1,514,526		18,301,970		6,769,749		23,603,837
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	12	2,237,263		2,160,418		24,941		35,109
Added Value to Distribute		3,751,789		20,462,388		6,794,690		23,638,946
Added Value Distribution
Employee		6,008,872	0,0%	6,060,554	29,6%	6,841,258	0,0%	6,854,829	29,0%
Compensation	21	2,758,105		2,886,565		3,112,134		3,254,268
Benefits	21	932,903		1,015,876		1,069,051		1,151,252
Government Severance Indemnity Funds for Employees - FGTS		229,493		108,325		278,880		123,918
Others		2,088,371		2,049,788		2,381,193		2,325,391
Taxes and Contributions		2,359,638	0,0%	1,823,192	8,9%	4,760,485	0,0%	2,603,906	11,0%
Federal		1,853,588		1,638,147		4,125,806		2,363,681
State		244		32		358		48
Municipal		505,806		185,013		634,321		240,177
Compensation of Third-Party Capital - Rental	22	592,771	0,0%	570,648	2,8%	604,073	0,0%	591,674	2,5%
Remuneration of Interest on Capital		(5,209,492)	0,0%	12,007,994	58,7%	(5,411,126)	0,0%	13,588,537	57,5%
Interest on Equity	18,b	1,659,975		1,000,000		-		1,000,000
Profit Reinvestment		(6,869,467)		11,007,994		(5,310,002)		12,859,112
Participation Results of Non-Controlling Stockholders	18,f	-		-		(101,124)		(270,575)
Total		3,751,789	0,0%	20,462,388	100,0%	6,794,690	0,0%	23,638,946	100,0%

1.     General Information

Banco Santander (Brasil) S,A, (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S,A,, based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerate (Conglomerate Santander) under the authority of the Brazilian Central Bank (Bacen), established as a corporation, with head headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia – São Paulo - SP, Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing and foreign exchange, Through its subsidiaries, the Bank also operates on the segments of payment industry, shares club management, securities and insurance brokerage operations, consumer finance, payroll-deductible loans, digital platforms, management and recovery of non-performing loans, capitalization and pension plan, The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market, The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions,

2.     Presentation of Financial Statements

a)     Presentation

The individual and condensed consolidated interim financial statements of Banco Santander (Brasil) S,A,, which include its dependence abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN), Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management,

The CMN Resolution nº 4,720/2019 and Bacen Circular nº 3,959/2019 established general criteria and procedures for the preparation and disclosure of the Financial Statements effective from January / 2020, including: the presentation of the Statement of Comprehensive Income and the presentation of Financial Statements Condensed intermediates, The changes made by them are being contemplated from this Financial Statement,

The consolidated financial statements include the Bank and its subsidiaries indicated in Note 2,b,1 and investment funds in Note 2,b,3, where Santander Conglomerate companies are the main beneficiaries or holders of the main obligations, The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated,

In the preparation of the consolidated financial statements, equity interests, relevant balances receivable and payable, income and expenses arising from transactions between branches in the country, foreign branches and subsidiaries, unrealized results between these companies were eliminated and the participation minority shareholders' equity and income,

All the relevant information related to Banco Santander's financial statements, and only them, are being evidenced, and correspond to those used by Banco Santander´s management,

During the preparation of the consolidated financial statements the information regarding equity in subsidiaries, significant receivable and payable balances, revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, unrealized profits between these entities and non-controlling stockholders participation are stated separately in stockholders’ equity and in the income statements,

Leasing operations have been reclassified in order to reflect its financial position according to the financial method,

The preparation of financial statements requires Management estimates that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods, Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates, The main estimates are provision of allowance for loan losses, realization of the tax credit, contingent liabilities, pension plan and the fair value of financial assets,

The Board of Directors authorized the issuance of the Financial Statements of the exercise ended September 30, 2020 at the meeting held on October 26, 2020,

The consolidated interim financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the exercise ended on September 30, 2020 will be disclosed in a legal term, at the website www,santander,com,br/ri,

b)    Affiliates, Subsidiaries and Jointly Controlled Entities

b,1) Affiliates and Subsidiaries - Scope of Consolidation

		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Controlled by Banco Santander
Santander Leasing S,A, Arrendamento Mercantil (Santander Leasing)	Leasing	85	-	78,58%	100,00%
Santander Brasil Administradora de Consórcio Ltda, (Santander Brasil Consórcio)	Buying Club	238,886	-	100,00%	100,00%
Banco Bandepe S,A,	Bank	3,589	-	100,00%	100,00%
Banco RCI Brasil S,A,	Bank	81	81	39,89%	39,89%
Aymoré Crédito, Financiamento e Investimento S,A, (Aymoré CFI)	Financial	2,877	-	100,00%	100,00%
Santander CCVM	Broker	14,067,673	14,067,673	99,99%	100,00%
Santander Corretora de Seguros, Investimentos e Serviços S,A, (Santander Corretora de Seguros)	Other Activities	7,184	-	100,00%	100,00%
Getnet S,A, (Note 2,c,i & 2,c,e)	Payment Institution	69,565	-	100,00%	100,00%
Sancap Investimentos e Participações S,A, (Sancap)	Holding	23,538,159	-	100,00%	100,00%
Santander Brasil EFC	Financial	75	-	100,00%	100,00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S,A,	Recovery of Defaulted Credits	1,464,627	-	100,00%	100,00%
Santander Holding Imobiliária S,A, (Note 2,c,h)	Holding	481,196	-	100,00%	100,00%
Santander Brasil Tecnologia S,A,	Tecnology	45,371	-	100,00%	100,00%
Rojo Entretenimento S,A,	Other Activities	7,417	-	94,60%	94,60%
BEN Benefícios e Serviços S,A, (BEN Benefícios)	Other Activities	90,000	-	100,00%	100,00%
Esfera Fidelidade S,A,	Other Activities	10,001	-	100,00%	100,00%
Banco Olé Bonsucesso Consignado S,A, (Olé Consignado) 100,00%	Bank	435,599	-	60,00%	100,00%
Bosan Participações S,A,	Other Activities	303,056	93,718	100,00%	100,00%
Sanb Promotora de Vendas e Cobrança Ltda,	Other Activities	6,950	-	100,00%	100,00%
Santander Tecnologia e Inovação Ltda,	Other Activities	5,045	-	100,00%	100,00%
Toque Fale Serviços de Telemarketing Ltda, (Toque Fale) (Nota 2,c,c)	Other Activities	75,050	-	100,00%	100,00%
Controlled by Aymoré CFI
Banco PSA	Bank	105	-	0,00%	50,00%
Banco Hyundai Capital Brasil S,A, (Nota 2,c,j,1)	Bank	150,000	-	0,00%	50,00%
Controlled by Santander Leasing
PI Distribuidora de Títulos e Valores Mobiliários S,A,	Leasing	182	-	0,00%	100,00%
Controlled by Sancap
Santander Capitalização S,A, (Santander Capitalização)	Capitalization	64,615	-	0,00%	100,00%
Evidence Previdência S,A,	Private Pension	42,819,564	-	0,00%	100,00%
Controlada da Santander Holding Imobiliária S,A,
Summer Empreendimentos Ltda,	Other Activities	17,084	-	-	100,00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S,A,
Return Capital Serviços de Recuperação de Créditos S,A, (Nota 2,c,d)	Collection and Recover of Credit Management	200	-	0,00%	100,00%
Controlled by Return Capital Serviços de Recuperação de Créditos S,A, (current name of Ipanema Empreendimentos e Participações S,A,)
Return Gestão de Recursos S,A, (atual denominação social da Gestora de Investimentos Ipanema S,A,)	Resources Management	11	-	0,00%	100,00%
Jointly Controlled Companies by Sancap
Santander Auto S,A, (Nota 2,c,g)	Other Activities	22,452	-	0,00%	50,00%
Controlled by Getnet S,A
Auttar HUT Processamento de Dados Ltda, (Auttar HUT)	Other Activities	3,865	-	0,00%	100,00%

b,2) Jointly Controlled - Equity Method

		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Jointly Controlled Companies by Banco Santander
Norchem Participações e Consultoria S,A, (Norchem Participações)	Other Activities	950	-	50,00%	50,00%
Estruturadora Brasileira de Projetos S,A, - EBP (EBP)	Other Activities	3,859	2,953	11,11%	11,11%
Gestora de Inteligência de Crédito S,A, (Gestora de Crédito)	Credit Bureau	3,560	3,560	20,00%	20,00%
Campo Grande Empreendimentos Ltda,	Other Activities	255	-	25,32%	25,32%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S,A,	Other Activities	425,126,827	-	-	70,00%
TecBan - Tecnologia Bancária S,A, (TecBan)	Other Activities	743,944	68,771	-	18,98%
PSA Corretora de Seguros e Serviços Ltda, (PSA Corretora de Seguros)	Insurance Broker	450	-	-	50,00%
Hyundai Corretora de Seguros Ltda, (Nota 2,c,j,2)	Insurance Broker	1,000	-	-	50,00%
Controlled by Webmotors S,A,
Loop Gestão de Pátios S,A, (Loop)	Other Activities	23,243	-	-	51,00%
Controlled by TecBan
Tbnet Comércio, Locação e Administração Ltda, (Tbnet)	Other Activities	539,353	-	-	100,00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda, (Tbforte)	Other Activities	517,505	-	-	100,00%
Affiliate of Banco Santander
Norchem Holdings e Negócios S,A, (Norchem Holdings)	Other Activities	1,679	-	29,00%	29,00%

b,3) Investment Funds Consolidated

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (4);

•         Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC) (1);

•         Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (2);

•         Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (3);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (4);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (5);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo Investimento Ipanema NPL V);

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos; and

•         Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (6),

(1)     The carmaker Renault (not belonging to the Conglomerate Santander) sells its trade receivables to the Fund, This Fund buys only trade receivables from Renault carmaker, In turn, the Banco RCI Brasil S,A, (Note 14) owns 100% of its subordinated shares,

(2)     Banco RCI Brasil S,A, sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos, The senior shares will have only one investor, Banco RCI Brasil S,A, holds 100% of subordinated shares,

(3)     Banco Santander was a creditor for certain overdue credit operations that had real estate as collateral, The operation for the recovery of these credits consists of the contribution of properties as collateral to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's quotas to Banco Santander, by means of a payment in payment of the aforementioned credit operations,

(4)     Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements, In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies, Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies,

(5)     Refers to a structure in which Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund, Atual Serviços de Recuperação de Creditos e Meios Digitais S,A, (current corporate name of Atual Companhia Securitizadora de Creditos Financeiros) (Note 2,b,1), a company controlled by Banco Santander, holds 100% of the shares in this fund,

(6)     This fund started to be consolidated in October 2017 and is indirectly controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S,A,

c)     Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander,

i) Disposal of the equity interest held in Super Payments and Administration of Means of Electronic Media S,A,

On February 28, 2020, the sale to Superdigital Holding Company, SL of a company indirectly controlled by Banco Santander, SA, of the shares representing the entire share capital of Super Payments and Administração de Meios Eletrônico SA (“Superdigital”) for the amount R$270 million, As a result, the Company is no longer a shareholder of Superdigital,

ii) Put option of equity interest in Banco Olé Bonsucesso Consignado S,A,

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S,A, (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Banco Santander (Brazil) S,A, (“Banco Santander”),

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of the all the shares issued by Bosan Participações S,A, (holding company whose only asset are shares representing 40% of the capital of Banco Olé), for the total amount of R$1,6 billion (“Operation”), to be paid on the closing date of the Operation,

On January 31, 2020, the Company and the shareholders of Bosan Participações SA (“Bosan”) concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to Company and payment to sellers in the total amount of R$1,608,772,783,47, As a result, Banco Santander became, directly and indirectly, the holder of 100% of Banco Olé's shares,

iii) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing LTDA,

On March 24, 2020, the Company acquired shares representing the total share capital of Toque Fale Serviços de Telemarketing LTDA (“Toque Fale”) for the amount of R$1,099,854,72, corresponding to the equity value of the quotas on February 29, 2020, previously held by Getnet Adquirência e Serviços para Means of Payment SA and Auttar HUT Processamento de Dados LTDA, As a result, the Company became a direct shareholder of Toque Fale and holder of 100% of its capital,

iv) Acquisition of Summer Empreendimentos Ltda,

On May 14, 2019, Banco Santander (Brasil) S,A, and its wholly owned subsidiary Santander Holding Imobiliária S,A, (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda, (“Summer”) establishing the terms of the negotiation of purchase and sale of quotas representing the totality of Summer's share capital, The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99,999% and Banco Santander 0,001% of the shares representing Summer's share capital, Due to the Entity's sale plan in the short term, Summer was initially recorded as Non-Current Assets Held by the Sale, at cost, In June 2020, with the failure to execute the established plan, Summer became part of the scope of Banco Santander Consolidated Financial Statements,

v) Incorporations of Banco Olé Consignado and Bosan Participações S,A,

On August 31, 2020, the shareholders of Banco Santander (Brasil) SA (“Santander Brasil”) approved the merger, by Santander Brasil, of Banco Olé Consignado SA and Bosan Participações SA, The mergers (i) did not result in an increase in the Santander Brasil's share capital; and (ii) are subject to approval by the Central Bank of Brazil,

3.     Significant Accounting Policies

There was no change in the accounting practices and policies adopted by the Bank for the base date of September 30, 2020, These practices are described in note 3 of the Individual and Consolidated Financial Statements of December 31, 2019,

Resolution nº, 4,782 of March 16, 2020, subsequently amended by Resolution nº, 4,791 of March 26, 2020, which came into force as of its publication date, determines that in cases of restructuring of credit operations carried out up to 30 As of September 2020, the restructuring is no longer an indicator for considering problematic assets, In case this classification has already been made considering exclusively the restructuring characteristic, the risk exposure as a problematic asset can be reversed, The Resolution determines that this rule does not apply to operations that were already classified as problematic on the date of publication of the Resolution and operations that present evidence that they will not be honored in the new conditions,

Resolution nº, 4,803 of April 9, 2020, which came into force as of its publication date and allows operations renegotiated in the period from March 1 to September 30, 2020 to be reclassified to the level at which they were classified on the day February 29, 2020, except for operations that on February 29, 2020 had a delay equal to or greater than fifteen days in the payment of the installment of principal or charges and operations that show evidence that they will not be honored in the new conditions,

Resolution No, 4,797 was revoked, and replaced by Resolution No, 4820, which takes effect from May 29, 2020 and determines that financial institutions and other institutions authorized to operate by the Central Bank of Brazil are prevented from:

(i)             remunerate own capital, including in the form of prepayment, above:

(a)    amount equivalent to the minimum mandatory dividend, including in the form of interest on capital, in the case of institutions incorporated in the form of a joint stock company;

(b)    amount equivalent to the minimum profit distribution established in the articles of association in the case of institutions incorporated in the form of limited liability companies

(ii)            repurchase own shares (it will only be allowed if through stock exchanges or an organized over-the-counter market, up to the limit of 5% (five percent) of the shares issued, including the shares recorded in treasury at the entry into force of this Resolution);

(iii)           Reduce the social capital, except in cases that are mandatory, in accordance with the governing legislation or when approved by the Central Bank;

(iv)           increase any remuneration, fixed or variable, of directors and members of the board of directors, in the case of corporation, administrators, in the case of limited companies;

The amounts subject to the aforementioned prohibitions cannot be subject to a future disbursement obligation, and these prohibitions apply as of the publication date of Resolution No, 4,797 (on April 6, 2020) and December 31, 2020 and must be observed regardless of the maintenance of funds in an amount higher than the Additional Principal Capital (ACP), which are dealt with in Resolutions No, 4,193, of March 1, 2013, and 4,783, of March 16, 2020,

Any anticipation of the amounts mentioned in items "a" and "b" of item I must be carried out onservatively, consistent and compatible with the uncertainties of the current economic situation,

4.     Cash and Cash Equivalents

				Bank
	9/30/2020	12/31/2019	9/30/2019	12/31/2018
Cash	15,148,271	9,543,649	9,914,117	11,358,459
Interbank Investments	15,514,365	11,877,783	7,472,861	14,496,489
Money Market Investments	10,315,860	110,746	643,358	4,925,769
Interbank Deposits	1,316,637	1,465,065	1,891,109	1,702,653
Foreign Currency Investments	3,881,868	10,301,972	4,938,394	7,868,067
Total	30,662,636	21,421,432	17,386,978	25,854,948

				Consolidated
	9/30/2020	31/12/2019	9/30/2019	12/31/2018
Cash	15,338,105	9,924,644	10,306,910	11,629,112
Interbank Investments	14,875,441	11,519,019	6,483,239	13,656,870
Money Market Investments	10,315,860	110,746	643,358	4,925,769
Interbank Deposits	677,713	1,105,446	900,222	862,449
Foreign Currency Investments	3,881,868	10,302,827	4,939,659	7,868,652
Total	30,213,546	21,443,663	16,790,149	25,285,982

5.     Interbank Investments

					Bank
				9/30/2020	12/31/2019
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	28,351,346	20,905,702	-	49,257,048	28,703,365
Own Portfolio	5,338,294	3,868,962	-	9,207,256	821,425
Financial Treasury Bills - LFT	121,637	654,829	-	776,466	10,500
National Treasury Bills - LTN	2,573,014	745,871	-	3,318,885	-
National Treasury Notes - NTN	2,643,643	2,468,262	-	5,111,905	810,925
Third-party Portfolio	7,484,957	-	-	7,484,957	9,011,703
National Treasury Bills - LTN	-	-	-	-	457,427
National Treasury Notes - NTN	7,484,957	-	-	7,484,957	8,554,276
Sold Position	15,528,095	17,036,740	-	32,564,835	18,870,237
Financial Treasury Bills - LFT	-	593,860	-	593,860
National Treasury Bills - LTN	2,793,690	5,328,414	-	8,122,104	2,906,634
National Treasury Notes - NTN	12,734,405	11,114,466	-	23,848,871	15,963,603
Interbank Deposits	15,673,900	37,398,318	28,359,805	81,432,023	76,924,193
Foreign Currency Investments	3,881,868	-	-	3,881,868	10,301,972
Total	47,907,114	58,304,020	28,359,805	134,570,939	115,929,530

					Consolidated
				9/30/2020	12/31/2019
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	28,854,933	20,159,831	-	49,014,764	28,703,365
Own Portfolio	5,841,881	3,123,091	-	8,964,972	821,425
Financial Treasury Bills - LFT	71,706	654,829	-	726,535	10,500
National Treasury Bills - LTN	3,127,107	-	-	3,127,107	-
National Treasury Notes - NTN	2,643,068	2,468,262	-	5,111,330	810,925
Third-party Portfolio	7,484,957	-	-	7,484,957	9,011,703
National Treasury Bills - LTN	-	-	-	-	457,427
National Treasury Notes - NTN	7,484,957	-	-	7,484,957	8,554,276
Sold Position	15,528,095	17,036,740	-	32,564,835	18,870,237
Financial Treasury Bills - LFT	-	593,860	-	593,860
National Treasury Bills - LTN	2,793,690	5,328,414	-	8,122,104	2,906,634
National Treasury Notes - NTN	12,734,405	11,114,466	-	23,848,871	15,963,603
Interbank Deposits	-	4,546,701	1,956,747	6,503,448	4,361,302
Foreign Currency Investments	3,881,868	-	-	3,881,868	10,302,827
Total	32,736,801	24,706,532	1,956,747	59,400,080	43,367,494
6.     Securities and Derivatives Financial Instruments

a)     Securities

I) By Category

					Bank					Consolidated
				09/30/2020	12/31/2019				09/30/2020	12/31/2019
		Effect of Adjustment to Fair Value on:					Effect of Adjustment to Fair Value on:
	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount
Trading Securities	45,956,934	(324,735)	-	45,632,199	32,557,896	55,516,098	(61,798)	-	55,454,301	35,977,471
Government Securities	45,358,893	(322,945)	-	45,035,948	30,755,634	52,186,331	(60,007)	-	52,126,324	33,158,573
Private Securities	598,041	(1,790)	-	596,251	1,802,262	3,329,767	(1,790)	-	3,327,977	2,818,898
Available-for-Sale Securities	131,503,185	2,374,067	2,235,516	136,112,768	118,508,274	137,638,462	2,374,067	2,351,940	142,364,469	128,296,445
Government Securities	100,611,810	2,299,446	1,640,045	104,551,301	89,526,633	107,399,861	2,299,446	1,753,835	111,453,142	98,943,695
Private Securities	30,891,375	74,620	595,471	31,561,467	28,981,641	30,238,602	74,620	598,104	30,911,326	29,352,750
Held-to-Maturity Securities	16,438,103	-	-	16,438,103	11,739,597	16,438,103	-	-	16,438,103	11,739,597
Government Securities	15,899,247	-	-	15,899,247	11,275,488	15,899,247	-	-	15,899,247	11,275,488
Private Securities	538,856	-	-	538,856	464,109	538,856	-	-	538,856	464,109
Total Securities	193,898,223	2,049,331	2,235,516	198,183,070	162,805,767	209,592,664	2,312,269	2,351,940	214,256,873	176,013,513

II) Trading Securities

										Bank
			09/30/2020	12/31/2019	By Maturity					09/30/2020
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	45,358,893	(322,945)	45,035,948	30,755,634	-	3,547,971	11,802,501	11,206,544	18,478,932	45,035,948
Financial Treasury Bills - LFT	2,014,015	(2,952)	2,011,063	3,158,889	-	-	1,237,767	132,354	640,942	2,011,063
National Treasury Bills - LTN	14,553,580	(59,439)	14,494,141	6,838,515	-	3,323,612	5,226,633	2,592,041	3,351,856	14,494,141
National Treasury Notes - NTN	27,980,673	(258,093)	27,722,580	20,687,308	-	212,513	4,589,514	8,465,005	14,455,549	27,722,580
Agricultural Debt Securities - TDA	50,706	3,572	54,279	70,922	-	11,244	16,081	13,629	13,325	54,279
Brazilian Foreign Debt Notes	737,884	(5,684)	732,200	-	-	-	731,530	246	424	732,200
Debentures	22,035	(349)	21,686	-	-	603	976	3,270	16,837	21,686
Private Securities	598,041	(1,790)	596,251	1,802,262	247,432	9,838	19,711	24,765	294,505	596,251
Shares	1	(1)	0	-	0	-	-	-	-	0
Investment Fund Shares	241,806	5,626	247,432	834,063	247,432	-	-	-	-	247,432
Debentures	248,224	(4,130)	244,094	439,819	-	9,838	19,201	11,395	203,660	244,094
Eurobonds	-	-	-	492,774	-	-	-	-	-	-
Certificates of Real Estate Receivables - CRI	18,829	(377)	18,452	22,869	-	-	-	4,795	13,656	18,452
Certificates of Agribusiness Receivables - CRA	89,182	(2,908)	86,273	12,737	-	-	510	8,575	77,189	86,273
Total	45,956,934	(324,735)	45,632,199	32,557,896	247,432	3,557,809	11,822,211	11,231,309	18,773,437	45,632,199
										Consolidated
			09/30/2020	12/31/2019	By Maturity					09/30/2020
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	52,186,331	(60,007)	52,126,324	33,158,573	-	3,547,971	16,464,731	11,266,064	20,847,557	52,126,324
Financial Treasury Bills - LFT	6,871,505	(5,034)	6,866,471	3,530,356	-	-	5,737,593	191,873	937,005	6,866,471
National Treasury Bills - LTN	14,552,790	(59,439)	14,493,352	6,838,515	-	3,323,612	5,226,633	2,592,041	3,351,066	14,493,352
National Treasury Notes - NTN	29,951,411	6,926	29,958,337	22,718,780	-	212,513	4,751,918	8,465,005	16,528,901	29,958,337
Agricultural Debt Securities - TDA	50,706	3,572	54,279	70,922	-	11,244	16,081	13,629	13,325	54,279
Brazilian Foreign Debt Notes	737,884	(5,684)	732,200	-	-	-	731,530	246	424	732,200
Debentures	22,035	(349)	21,686	-	-	603	976	3,270	16,837	21,686
Private Securities	3,329,767	(1,790)	3,327,977	2,818,898	2,005,732	9,838	52,176	24,765	1,235,466	3,327,977
Shares	1,262,625	(1)	1,262,624	665,075	1,262,624	-	-	-	-	1,262,624
Investment Fund Real Estate	737,481	5,626	743,108	1,068,068	743,108	-	-	-	-	743,108
Investment Fund Shares	-	-	-	36,067	-	-	-	-	-	-
Debentures	1,179,161	(4,130)	1,175,031	439,819	-	9,838	19,201	11,395	1,134,597	1,175,031
Eurobonds	10,024	-	10,024	492,774	-	-	-	-	10,024	10,024
Certificates of Real Estate Receivables - CRI	18,829	(377)	18,452	22,869	-	-	-	4,795	13,656	18,452
Certificates of Agribusiness Receivables - CRA	89,182	(2,908)	86,273	12,737	-	-	510	8,575	77,189	86,273
Bill of Exchange	32,465	-	32,465	81,489	-	-	32,465	-	-	32,465
Total	55,516,098	(61,798)	55,454,301	35,977,471	2,005,732	3,557,809	16,516,907	11,290,829	22,083,024	55,454,301

III) Available-for-Sale Securities

											Bank
				09/30/2020	12/31/2019	By Maturity					09/30/2020
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	100,611,810	2,299,446	1,640,045	104,551,301	89,526,633	-	2,588,679	17,873,670	23,452,444	60,636,508	104,551,301
Treasury Certificates - CFT	1,177	-	160	1,336	1,165	-	-	164	1,172	-	1,336
Securitized Credit	548	-	27	575	-	-	151	424	-	0	575
Financial Treasury Bills - LFT	20,642,477	-	(113,080)	20,529,397	11,151,613	-	-	3,216,061	6,959,914	10,353,421	20,529,397
National Treasury Bills - LTN	33,267,087	565,002	(167,467)	33,664,622	30,984,931	-	-	11,326,323	7,485,638	14,852,662	33,664,622
National Treasury Notes - NTN (3)	43,031,685	1,734,444	1,904,060	46,670,189	47,388,924	-	26,388	3,330,698	9,005,719	34,307,384	46,670,189
Mexican Foreign Debt Bonds	2,094,552	-	16,398	2,110,949	-	-	2,110,949	-	-	-	2,110,949
Brazilian Foreign Debt Bonds (Global Bonds)	1,574,284	-	(52)	1,574,232	-	-	451,191	-	-	1,123,042	1,574,232
Private Securities	30,891,375	74,620	595,471	31,561,467	28,981,641	2,266,476	916,773	6,909,117	9,557,394	11,911,708	31,561,467
Shares	320	-	(270)	50	60	50	-	-	-	-	50
Investment Funds	2,161,400	-	(9,192)	2,152,207	3,963,540	2,152,207	-	-	-	-	2,152,207
Debentures (1)	13,659,879	74,620	428,337	14,162,836	11,915,052	733	93,693	1,370,702	5,136,172	7,561,537	14,162,836
Promissory Notes - NP	5,313,396	-	30,130	5,343,526	4,696,855	36,037	177,042	2,788,464	2,213,853	128,131	5,343,526
Financial Bills - LF	260,171	-	6,250	266,421	192,804	-	-	-	266,421	-	266,421
Certificates of Real Estate Receivables - CRI	22,038	-	(165)	21,873	36,680	-	-	18,293	-	3,580	21,873
Certificates of Agribusiness Receivables - CRA	40,584	-	(23)	40,561	36,680	-	-	-	-	40,561	40,561
Brazilian Foreign Debt Bonds (Global Bonds)	3,404,280	-	109,815	3,514,096	3,311,195	-	-	-	-	3,514,096	3,514,096
Rural Product Note - CPR	6,029,308	-	30,588	6,059,896	4,828,775	77,448	646,039	2,731,658	1,940,947	663,804	6,059,896
Total	131,503,185	2,374,067	2,235,516	136,112,768	118,508,274	2,266,476	3,505,451	24,782,787	33,009,837	72,548,216	136,112,768

															Consolidated
							09/30/2020		12/31/2019	By Maturity					09/30/2020
			Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost		Income		Equity		Carrying Amount		Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	107,399,861	-	2,299,446	-	1,753,835	-	111,453,142	-	98,943,695	61,153	2,588,679	20,951,962	26,012,191	61,839,158	111,453,142
Treasury Certificates - CFT	1,177		-		160		1,336		1,165	-	-	164	1,172	-	1,336
Securitized Credit	548		-		27		575		-	-	151	424	-	0	575
Financial Treasury Bills - LFT	23,077,662		-		(117,342)		22,960,320		16,547,365	61,153	-	3,876,390	8,319,298	10,703,479	22,960,320
National Treasury Bills - LTN	34,989,367		565,002		(109,151)		35,445,218		32,500,648	-	-	12,015,077	8,403,256	15,026,885	35,445,218
National Treasury Notes - NTN	45,662,271		1,734,444		1,963,797		49,360,512		49,894,517	-	26,388	5,059,907	9,288,465	34,985,752	49,360,512
Mexican Foreign Debt Bonds	2,094,552		-		16,398		2,110,949		-	-	2,110,949	-	-	-	2,110,949
Brazilian Foreign Debt Bonds (Global Bonds)	1,574,284		-		(52)		1,574,232		-	-	451,191	-	-	1,123,042	1,574,232
Private Securities	30,238,602		74,620		598,104		30,911,326		29,352,750	1,639,219	916,773	6,909,117	9,557,394	11,888,823	30,911,326
Shares	47,541		-		(270)		47,271		82,387	47,271	-	-	-	-	47,271
Investment Fund Shares in Participation - FIP	1,450,099		-		(9,192)		1,440,907		3,082,832	1,440,907	-	-	-	-	1,440,907
Investment Fund Shares	34,190		-		2,633		36,823		57,531	36,823	-	-	-	-	36,823
Debentures	13,636,994		74,620		428,337		14,139,952		13,063,691	733	93,693	1,370,702	5,136,172	7,538,653	14,139,952
Eurobonds	3,404,280		-		109,815		3,514,096		3,311,195	-	-	-	-	3,514,096	3,514,096
Promissory Notes - NP	5,313,396		-		30,130		5,343,526		4,696,855	36,037	177,042	2,788,464	2,213,853	128,131	5,343,526
Financial Bills - LF	260,171		-		6,250		266,421		192,804	-	-	-	266,421	-	266,421
Certificates of Real Estate Receivables - CRI	22,038		-		(165)		21,873		36,680	-	-	18,293	-	3,580	21,873
Certificates of Agribusiness Receivables - CRA	40,584		-		(23)		40,561		-	-	-	-	-	40,561	40,561
Rural Product Note - CPR	6,029,308		-		30,588		6,059,896		4,828,775	77,448	646,039	2,731,658	1,940,947	663,804	6,059,896
Total	137,638,462		2,374,067		2,351,940		142,364,469		128,296,445	1,700,372	3,505,451	27,861,079	35,569,584	73,727,981	142,364,469

(1) In the Bank and Consolidated, includes securities issued by mixed-capital companies and R$369,700 (12/31/2019 - R$262,027) securities available for sale,

(2) On September 30, 2020, the quantite of 1,400,000 in the amount of R$1,623,169 (12/31/2019 – 1,140,000 in the amount of R$1,229,297) of National Treasury Notes - NTN, are linked to the obligation assumed by Banco Santander to cover the reserves to be amortized under Plan V of the Social Security Fund (Banesprev),

IV) Held-to-Maturity Securities

							Bank/Consolidated
				By Maturity			09/30/2020

	Amortized Cost			From 3 to 12 Months	From 1 to 3 Years	Over 3 Years
Held-to-Maturity Securities (1)	09/30/2020	12/31/2019	Up to 3 Months				Total
Government Securities	15,899,247	11,275,488	25,894	1,903,438	2,177,697	11,792,218	15,899,247
National Treasury Notes - NTN	5,026,446	3,414,897	25,894	-	-	5,000,552	5,026,446
Brazilian Foreign Debt Bonds	10,872,801	7,860,591	-	1,903,438	2,177,697	6,791,666	10,872,801
Private Securities	538,856	464,109	-	365,025	173,831	-	538,856
Certificates of Agribusiness Receivables - CRA	538,856	464,109		365,025	173,831	-	538,856
Total	16,438,103	11,739,597	25,894	2,268,463	2,351,528	11,792,218	16,438,103

(1) The market value of held to maturity securities is R$17,399,508, (12/31/2019 - R$12,514,855),

For the quarter ended September 30, 2020, there were no disposals of federal government securities and other securities classified in the category of securities held to maturity,

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity,

The market value of securities is estimated based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, considered as representative of market conditions at the end of balance,

V) Financial Income - Securities Transactions

				Bank				Consolidated
	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019

Income From Fixed-Income Securities (1)	7,297,844	57,462,506	11,888,371	20,855,522	7,506,636	57,982,641	12,622,415	22,262,789
Income From Interbank Investments	1,666,598	5,466,861	2,510,373	6,495,090	922,805	2,905,174	1,030,597	2,755,989
Income From Variable-Income Securities	697	(57,272)	18,479	80,961	18,125	(9,256)	(256,443)	(251,146)
Financial Income of Pension and Capitalization	-	-	-	-	50,661	137,897	41,545	108,146
Provision for Impairment Losses (2)	(34,581)	(194,259)	(67,644)	(41,030)	(34,581)	(194,259)	(72,876)	(46,262)
Others (3)	(417,252)	(3,590,532)	(740,202)	(615,706)	(358,037)	(3,514,196)	(842,435)	(713,466)
Total	8,513,306	59,087,304	13,609,377	26,774,837	8,105,609	57,308,001	12,522,803	24,116,050

(1) Includes exchange variation revenue in the amount of R$40,485,350 in the Bank and in the Consolidated (2019 - revenue of R$473,791 in the Bank and in the Consolidated),

(2) Corresponds to the permanent loss record, referring to securities classified as available for sale,

(3) Includes the net valuation of investment fund shares and interest and exchange variation expenses in the amount of R$3,824,080 in the Bank and in the Consolidated (2019 - expense of R$144,262 in the Bank and in the Consolidated),

b) Derivatives Financial Instruments

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks, To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts, Based on this management model, the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility,

The derivatives fair value is determined through quotation of market prices, The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors, The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber or using the same methodology applied for swap contracts, The fair value of options derivatives is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset, The current market prices are used to price the volatilities, For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets, Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models,

I) Summary of Derivative Financial Instruments

For better presentation, as of the Financial Statements of 30 June 2020, swap operations was presented showing the balances of the differentials receivable and payable separately, without compensation, The reference values are now presented without the addition of the updated equity position of the referred contracts, the disclosure of the previous period was modified for comparison purposes,

Below, the composition of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, demonstrated by their market value:

				Bank				Consolidated
	09/30/2020		12/31/2019		09/30/2020		12/31/2019
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swap	17,582,737	20,249,517	8,620,854	10,167,632	15,517,554	19,085,568	14,625,238	16,701,678
Options	3,999,298	3,769,744	886,927	1,593,625	4,241,710	4,030,634	1,065,752	1,699,729
Term Contract and Other Contracts	15,269,976	15,404,752	1,678,454	2,221,955	15,315,564	15,404,752	1,750,150	2,221,955
Total	36,852,010	39,424,014	11,186,235	13,983,212	35,074,829	38,520,954	17,441,140	20,623,362

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

						Bank
			09/30/2020			12/31/2019

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap		(3,761,978)	(2,666,780)		(1,941,477)	(1,546,778)
Assets	292,419,589	8,211,773	17,582,737	265,269,199	2,910,364	8,620,854
CDI (Interbank Deposit Rates)	49,857,310	61,331	418,207	41,137,936	209,224	199,018
Fixed Interest Rate - Real	53,331,591	4,617,194	8,890,158	39,637,946	1,900,884	6,792,917
Indexed to Price and Interest Rates	4,469,803	1,336,111	1,487,119	2,954,640	218,540	301,476
Foreign Currency	183,460,033	2,000,905	6,601,429	181,538,677	581,716	1,327,443
Others	1,300,852	196,232	185,824	-	-	-
Liabilities	283,576,774	(11,973,751)	(20,249,517)	265,269,199	(4,851,841)	(10,167,632)
CDI (Interbank Deposit Rates)	46,609,424	(9,041,755)	(14,854,317)	33,151,770	(3,025,371)	(94,260)
Fixed Interest Rate - Real	62,496,056	(2,931,879)	(4,049,780)	53,487,374	(990,820)	(7,410,825)
Indexed to Price and Interest Rates	44,170,818	(117)	(38,355)	125,014,868	(11,658)	(851,739)
Foreign Currency	128,731,902	-	(1,273,566)	52,431,130	(816,100)	(1,685,199)
Others	1,568,574	-	(33,499)	1,184,057	(7,892)	(125,609)
Options	1,258,094,516	(291,986)	229,554	1,446,691,032	(713,535)	(706,698)
Purchased Position	613,753,975	1,448,461	3,999,298	678,193,198	641,222	886,927
Call Option - Foreign Currency	1,221,464	37,897	38,325	223,477	1,318	34
Put Option - Foreign Currency	1,971,677	69,019	65,698	1,508,663	473	4,865
Call Option - Other	79,013,627	305,340	847,276	98,154,363	295,668	136,084
Interbank Market	79,013,627	305,340	847,276	98,154,363	295,668	136,174
Others (2)	-	-	-	-	-	(90)
Put Option - Other	531,547,207	1,036,205	3,047,999	578,306,695	343,763	745,944
Interbank Market	531,547,207	1,036,204	3,047,999	578,306,695	343,763	746,006
Others (2)	-	-	-	-	-	(62)
Sold Position	644,340,541	(1,740,447)	(3,769,744)	768,497,834	(1,354,757)	(1,593,625)
Call Option - Foreign Currency	1,306,075	(70,051)	(77,176)	254,944	(3,102)	(1,471)
Put Option - Foreign Currency	1,954,755	(127,061)	(165,170)	315,601	(1,528)	(4,340)
Call Option - Other	94,279,311	(282,775)	(513,344)	174,166,801	(562,827)	(428,690)
Interbank Market	1,671,056	(49,974)	(513,344)	174,166,801	(562,827)	(428,617)
Others (2)	92,608,255	(232,800)	-	-	-	(73)
Put Option - Other	546,800,400	(1,260,560)	(3,014,054)	593,760,488	(787,300)	(1,159,124)
Interbank Market	546,800,400	(1,260,560)	(3,014,054)	593,760,488	(787,300)	(1,159,037)
Others (2)	-	-	-	-	-	(87)
Futures Contracts	285,666,999	-	-	432,564,396	-	-
Purchased Position	115,740,703	-	-	72,332,139	-	-
Exchange Coupon (DDI)	15,238,695	-	-	7,105,006	-	-
Interest Rates (DI1 and DIA)	100,502,008	-	-	55,430,519	-	-
Foreign Currency	-	-	-	9,781,856	-	-
Indexes (3)	-	-	-	-	-	-
Treasury Bonds/Notes	-	-	-	14,758	-	-
Sold Position	169,926,296	-	-	360,232,257	-	-
Exchange Coupon (DDI)	79,114,013	-	-	145,668,039	-	-
Interest Rates (DI1 and DIA)	69,323,206	-	-	196,170,105	-	-
Foreign Currency	21,172,817	-	-	17,208,599	-	-
Indexes (3)	316,260	-	-	290,254	-	-
Treasury Bonds/Notes	-	-	-	895,261	-	-
Forward Contracts and Others	131,570,221	1,771,034	(134,776)	100,659,795	(900,818)	(706,698)
Purchased Commitment	73,960,421	3,856,483	15,269,976	50,216,459	(269,708)	1,515,257
Currencies	67,953,936	3,855,774	15,274,277	50,215,376	(269,708)	1,514,167
Others	6,006,485	709	(4,301)	1,083	-	1,090
Sell Commitment	57,609,800	(2,085,449)	(15,404,752)	49,298,439	(631,110)	(2,221,955)
Currencies	53,142,777	(2,082,758)	(15,404,526)	49,294,662	(631,085)	(2,221,955)
Others	4,467,023	(2,691)	(226)	3,777	(25)	-

						Consolidated
			09/30/2020			12/31/2019

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap		(3,761,978)	(3,568,014)		(1,941,477)	(2,076,440)
Assets	288,711,605	8,211,773	15,517,554	279,253,821	2,910,364	14,625,235
CDI (Interbank Deposit Rates)	45,086,646	61,331	3,690,504	40,341,402	209,224	6,231,769
Fixed Interest Rate - Real	51,821,036	4,617,194	7,963,801	45,240,041	1,900,884	6,792,917
Indexed to Price and Interest Rates	4,366,347	1,336,111	1,487,116	2,169,578	218,540	301,476
Foreign Currency	187,000,805	2,000,905	2,190,309	191,502,800	581,716	1,299,073
Others	436,771	196,232	185,824	-	-	-
Liabilities	250,258,031	(11,973,751)	(19,085,568)	279,197,765	(4,851,841)	(16,701,675)
CDI (Interbank Deposit Rates)	43,889,318	(9,041,755)	(14,854,318)	24,273,545	(3,025,371)	(94,260)
Fixed Interest Rate - Real	43,828,728	(2,931,879)	(4,049,779)	69,561,856	(990,820)	(13,061,820)
Indexed to Price and Interest Rates	44,170,818	(117)	1,656,051	125,014,868	(11,658)	(1,681,390)
Foreign Currency	116,800,593	-	(1,685,542)	59,163,439	(816,100)	(1,685,199)
Others	1,568,574	-	(151,980)	1,184,057	(7,892)	(179,006)
Options	1,276,475,307	(291,987)	211,076	1,446,536,131	(713,534)	(633,977)
Purchased Position	619,054,529	1,448,460	4,241,710	678,089,904	641,140	1,065,752
Call Option - Foreign Currency	1,221,464	37,897	38,325	171,871	1,318	(280)
Put Option - Foreign Currency	1,971,677	69,019	65,698	1,456,975	391	184,002
Call Option - Other	82,245,573	305,340	1,077,120	98,154,363	295,668	136,086
Interbank Market	79,013,628	305,340	847,276	98,154,363	295,668	136,177
Others (2)	3,231,945	-	229,844	-	-	(91)
Put Option - Other	533,615,815	1,036,204	3,060,567	578,306,695	343,763	745,944
Interbank Market	531,547,207	1,036,204	3,047,999	578,306,695	343,763	746,006
Others (2)	2,068,607	-	12,568	-	-	(62)
Sold Position	657,420,778	(1,740,447)	(4,030,634)	768,446,227	(1,354,674)	(1,699,729)
Call Option - Foreign Currency	1,306,075	(70,051)	(77,177)	254,944	(3,102)	(1,471)
Put Option - Foreign Currency	1,954,755	(127,061)	(180,292)	263,994	(1,445)	(2,841)
Call Option - Other	102,049,339	(282,775)	(588,637)	174,166,801	(562,827)	(428,393)
Interbank Market	1,671,056	(49,974)	(513,344)	174,166,801	(562,827)	(428,620)
Others (2)	100,378,282	(232,800)	(75,293)	-	-	227
Put Option - Other	552,110,609	(1,260,560)	(3,184,528)	593,760,488	(787,300)	(1,267,024)
Interbank Market	546,800,400	(1,260,560)	(3,014,054)	593,760,488	(787,300)	(1,159,037)
Others (2)	5,310,208	-	(170,473)	-	-	(107,987)
Futures Contracts	286,054,267	-	-	432,564,399	-	-
Purchased Position	116,047,231	-	-	71,603,247	-	-
Exchange Coupon (DDI)	15,238,697	-	-	7,105,006	-	-
Interest Rates (DI1 and DIA)	100,808,534	-	-	54,701,627	-	-
Foreign Currency	-	-	-	9,781,856	-	-
Indexes (3)	-	-	-	-	-	-
Treasury Bonds/Notes	-	-	-	14,758	-	-
Sold Position	170,007,036	-	-	360,961,152	-	-
Exchange Coupon (DDI)	79,114,013	-	-	146,032,485	-	-
Interest Rates (DI1 and DIA)	69,815,922	-	-	196,170,106	-	-
Foreign Currency	20,760,841	-	-	17,305,604	-	-
Indexes (3)	316,260	-	-	290,254	-	-
Treasury Bonds/Notes	-	-	-	1,162,703	-	-
Forward Contracts and Others	131,570,221	1,770,326	(89,188)	99,514,898	(900,818)	(471,805)
Purchased Commitment	73,960,421	3,855,774	15,315,564	50,216,459	(269,708)	1,750,150
Currencies	67,953,936	3,855,774	15,274,278	50,215,376	(269,708)	1,677,365
Others	6,006,485	-	41,286	1,083	-	72,785
Sell Commitment	57,609,800	(2,085,448)	(15,404,752)	49,298,439	(631,110)	(2,221,955)
Currencies	53,142,777	(2,082,758)	(15,404,526)	49,294,662	(631,085)	(2,221,955)
Others	4,467,023	(2,690)	(226)	3,777	(25)	-

(1) Nominal value of the updated contracts,

(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes,

(3) Includes Bovespa and S&P indexes,

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Bank
										Notional
					By Counterparty			By Maturity		Trading Market
				09/30/2020	12/31/2019			09/30/2020		09/30/2020
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	38,882,917	99,259,034	154,277,638	292,419,589	265,269,199	42,423,222	75,298,149	174,698,218	85,725,919	206,693,670
Options	22,706,945	676,880	1,234,710,691	1,258,094,516	1,446,691,032	61,274,984	1,194,496,303	2,323,229	1,235,352,032	22,742,484
Futures Contracts	3,198,239	-	282,468,760	285,666,999	432,564,396	181,045,338	52,995,667	51,625,994	285,666,999	-
Forward Contracts and Others	63,812,057	52,317,471	15,440,693	131,570,221	100,659,795	63,310,093	44,625,769	23,634,359	365,653	131,204,568

										Consolidated
										Notional
					By Counterparty			By Maturity		Trading Market
				09/30/2020	12/31/2019			09/30/2020		09/30/2020
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	38,882,917	126,261,976	123,566,712	288,711,605	279,253,821	43,690,222	129,906,721	115,114,663	85,725,921	202,985,685
Options	22,706,946	676,881	1,253,091,480	1,276,475,307	1,446,536,131	75,690,009	1,197,998,881	2,786,416	1,235,352,034	41,123,273
Futures Contracts	3,198,239	-	282,856,028	286,054,267	432,564,399	181,561,992	53,122,939	51,369,336	286,054,267	-
Forward Contracts and Others	63,812,057	52,317,471	15,440,693	131,570,221	99,514,898	63,310,091	44,625,771	23,634,360	365,655	131,204,566
(1) Includes operations with B3 S,A, - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges as counterparty,

(2) It consists of operations that are included in registration chambers, according to Bacen regulations,

IV) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with Bacen Circular 3,082 / 2002 and the following hedge accounting structures were established:

IV,I) Market Risk Hedge

The Bank's market risk hedging strategies consist of a hedge of exposure to variation in market risk, in receipts and interest payments related to assets and liabilities recognized,

The Bank's market risk hedging methodology segregates transactions by risk factor (eg, real / dollar exchange rate risk, fixed interest rate risk in reais, dollar exchange rate risk, inflation, interest rate risk, etc,), Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits,

To protect the market risk variation in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts relating to fixed assets and liabilities,

The Bank applies the market risk hedge as follows:

• Designates Foreign Currency + Coupon versus %CDI and Pre - Real Interest Rate or contracts dollar futures (DOL, DDI/DI) as derivatives instruments in Hedge Accounting structures, with foreign currency loan operations being the object of such transactions,

• The Bank has an active loan portfolio originating in Dollar at a fixed rate at Santander EFC, whose operations are recorded in Euro, As a way of managing this mismatch, the Bank designates each Euro Floating Foreign Currency swap versus Fixed Dollar corresponding credit protection instrument,

• The Bank has a portfolio of assets indexed to the Euro and traded at offshore branches, In the transaction, the value of the asset in Euro will be converted to the Dollar by the rate of the exchange contract of the transaction, As from the conversion, the principal amount of the funding, already expressed in US dollars, will be adjusted by a floating or fixed rate, The assets will be covered with Swap Cross Currency in order to cross the risk in Euro for LIBOR + Coupon,

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the Financial Assets portfolio available for sale, To manage this mismatch, the entity contracts DI futures on the Stock Exchange and designates them as a hedging instrument in a hedge accounting structure,

• The Bank has a risk to the IPCA index generated by debentures in the portfolio of securities available for sale, To manage this mismatch, the Bank contracts IPCA (DAP) futures on the Stock Exchange and designates them as a hedging instrument in a Hedge Accounting structure,

• Santander Leasing has a pre-fixed interest rate risk generated by government securities (NTN-F) in the portfolio of available-for-sale securities, To manage this mismatch, the Entity contracts interest swaps and designates them as a hedging instrument in a hedge accounting structure,

In market risk hedging, the results, both on hedging instruments and on the objects (attributable to the type of risk being hedged) are recognized directly in the income statement,

IV,II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of a hedge of exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes of unrecognized assets and liabilities,

The Bank applies the cash flow hedge as follows:

• It contracts fixed dollar swaps versus foreign exchange and designates them as a hedging instrument in a Cash Flow Hedge structure, with the purpose of protecting foreign exchange loans and negotiated with third parties through agency in offshore branches and securities held to maturity of Brazilian foreign debt securities,

• Contracts USD Futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, the object of which in this relation is part of the Bank's credit portfolio in Dollars and Promissory Notes in the portfolio of securities available for sale,

• The Bank has post-fixed interest rate risk generated by public securities (LFT) in the portfolio of available-for-sale securities, which present expected cash flows subject to Selic variations over their duration, To manage these oscillations, it contracts DI futures on the Stock Exchange and designates them as a derivative instrument in a Hedge Accounting structure,

• Banco RCI Brasil S,A, has operations CDI indexed whose purpose is funding with financial letters (LF), bills of exchange (LC) and Interbank Deposit Certificates (CDI) and designates interest rate swaps as instruments,

In cash flow hedge, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption equity valuation adjustments until the forecasted transactions occur, when that portion is recognized in the income statement, The non-effective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement, As of September 30, 2020 and December 31, 2019, no results were recorded for the ineffective portion,

												Bank
						09/30/2020						12/31/2019
Strategies	Adjustment to Fair Value		Accounting Value		Notional		Adjustment to Fair Value		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	48,279	(39,500)	4,559,079	5,403,057	5,185,954	123,791	601,119	1,447,179	2,336,460	2,241,894	1,735,341	1,420,344
Credit Operations Hedge	(753,744)	(24,121)	199,198	168,134	1,637,032	118,123	60,414	895,584	1,254,893	1,146,503	1,194,479	876,548
Securities Hedge	802,023	(15,378)	4,359,881	5,234,923	3,548,922	5,668	540,705	551,594	1,081,567	1,095,391	540,862	543,796
Futures Contracts	2,385,793	-	50,350,239	54,928,412	47,171,371	-	3,000,490	-	48,427,614	36,569,735	45,854,445	-
Securities Hedge	2,385,793	-	50,350,239	54,928,412	47,171,371	-	3,000,490	-	48,427,614	36,569,735	45,854,445	-

Cash Flow Hedge
Swap Contracts	-	-	1,525,866	1,550,064	1,171,860	5,668	602,634	504,512	889,117	2,056,007	1,735,341	-
Credit Operations Hedge	-	-	-	-	-	-	56,887	294,403	687,239	738,262	1,194,479	-
Securities Hedge	-	-	1,525,866	1,550,064	1,171,860	5,668	545,747	210,109	201,878	1,317,745	540,862	-
Futures Contracts	-	-	46,472,443	40,082,944	43,203,957	-	-	-	17,726,566	18,680,868	3,219,566	789,631
Credit Operations Hedge (2) (3)	-	-	25,543,341	21,020,406	22,859,369	-	-	-	14,506,878	15,195,149	-	-
Securities Hedge	-	-	20,929,102	19,062,538	20,344,589	-	-	-	3,219,688	3,485,719	3,219,566	789,631

												Consolidated
						09/30/2020						12/31/2019
Strategies	Adjustment to Fair Value		Accounting Value		Notional		Adjustment to Fair Value		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	48,271	(39,487)	4,559,368	5,516,479	5,185,954	123,791	602,633	1,283,074	3,208,463	4,227,057	2,605,830	3,249,742
Credit Operations Hedge	(753,752)	(24,109)	199,487	168,147	1,637,032	118,123	56,887	585,670	2,021,557	1,398,121	1,964,670	1,118,210
Securities Hedge	802,023	(15,378)	4,359,881	5,348,332	3,548,922	5,668	545,747	697,404	1,186,907	2,828,936	641,160	2,131,532
Futures Contracts	2,385,793	-	50,350,239	54,928,412	47,171,371	-	3,000,490	-	48,427,614	36,569,735	45,427,125	789,631
Securities Hedge	2,385,793	-	50,350,239	54,928,412	47,171,371	-	3,000,490	-	48,427,614	36,569,735	45,427,125	789,631

Cash Flow Hedge
Swap Contracts	-	-	6,744,097	7,728,501	6,166,485	-	-	5,163,218	7,123,421	7,460,858	5,499,281	5,624,154
Credit Operations Hedge	-	-	-	-	-	-	-	3,494	977,621	1,058,007	687,239	90,518
Securities Hedge	-	-	1,550,064	1,525,866	1,171,860	-	-	210,109	1,201,878	1,317,745	198,415	1,107,636
Funding Hedge	-	-	5,194,033	6,202,634	4,994,625	-	-	4,949,615	4,943,922	5,085,106	4,613,628	4,426,000
Futures Contracts	-	-	40,082,944	46,529,881	43,203,957	-	-	-	7,726,566	54,460,972	54,194,819	4,501,878
Credit Operations Hedge (2) (3)	-	-	21,020,406	25,543,341	22,859,369	-	-	-	4,506,878	50,975,253	50,975,253	4,501,878
Securities Hedge	-	-	19,062,538	20,986,540	20,344,589	-	-	-	3,219,688	3,485,719	3,219,566	-

(*) The Bank operates some Cash Flow Hedge strategies, hedging assets from its portfolio (object), regards that, the table is presented showing the liability amounts from the respective instruments, For structures whose objects are futures, the table is presented showing the balance of the daily adjustment, registered in the suspense accounts,

(1) Credit amounts refer to active operations and operations owed to passive operations,

(2) Updated value of the instruments on September 30, 2020 is R$8,293,988 (12/31/2019 - R$8,425,386),

					Bank					Consolidated
				9/30/2020	12/31/2019				9/30/2020	12/31/2019
	Up to 3	From 3 to	Over			Up to 3	From 3 to	Over
Strategies	Months	12 Months	12 Months	Total	Total	Months	12 Months	12 Months	Total	Total
Market Risk Hedge
Swap Contracts	64,129	5,263,551	114,877	5,442,557	1,420,344	177,537	5,263,551	114,877	5,555,965	3,249,741
Credit Operations Hedge	64,129	13,250	114,877	192,255	876,548	64,129	13,250	114,877	192,256	1,118,210
Securities Hedge	-	5,250,301	-	5,250,301	543,796	113,408	5,250,301	-	5,363,709	2,131,532
Futures Contracts	9,025,400	15,852,495	30,050,517	54,928,412	789,631	9,025,400	15,852,495	30,050,517	54,928,412	789,631
Securities Hedge	9,025,400	15,852,495	30,050,517	54,928,412	789,631	9,025,400	15,852,495	30,050,517	54,928,412	789,631

Cash Flow Hedge
Swap Contracts	-	1,550,064	-	1,550,064	1,245,735	-	1,550,064	-	1,550,064	6,327,615
Credit Operations Hedge	-	-	-	-	138,099	-	-	-	-	435,872
Hedge de Títulos e Valores Mobiliários	-	1,550,064	-	1,550,064	1,107,636	-	1,550,064	-	1,550,064	1,107,636
Securities Hedge	-	-	-	-	-	-	-	-	-	4,784,106
Funding Hedge	-	597,463	39,485,481	40,082,944	54,460,972	-	597,463	39,485,481	40,082,944	54,460,972
Credit Operations Hedge (2) (3)	-	-	21,020,406	21,020,406	50,975,253	-	-	21,020,406	21,020,406	50,975,253
Securities Hedge	-	597,463	18,465,075	19,062,538	3,485,719		597,463	18,465,075	19,062,538	3,485,719

At the Bank and Consolidated, the mark-to-market effect of swap and future asset contracts corresponds to a credit in the amount of R$11,528 (12/31/2019 - R$11,063) and is recorded in shareholders' equity, net of tax effects, of which R$6,340 will be realized against revenue in the next twelve months,

V) Credit Derivatives Information

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities,

Total Return Swaps – TRS

Credit derivatives refer to the exchange of the return of the reference obligation by a cash flow and in which, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the restated amount and the fair value (market value) of the reference obligation on the settlement date of the agreement,

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract, In return, the seller receives compensation for the sale of the protection,

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity,

				Bank/Consolidated
				Valor Nominal
		09/30/2020		12/31/2019
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,408,853	-	2,435,880	-
Total	3,408,853	-	2,435,880	-

Amount related to the premium paid on CDS for use as guarantee (risk transfer) in the amount of R$0 (12/31/2019 - R$0),

The effect on the PLE of the risk received was R$11,611 (12/31/2019 - R$5,257),

During the period there was no occurrence of a credit event related to taxable events provided for in the contracts,

		09/30/2020		12/31/2019
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	3,408,853	3,408,853	2,435,880	2,435,880
Per Risk Classification: Below Investment Grade	3,408,853	3,408,853	2,435,880	2,435,880
Per Reference Entity: Brazilian Government	3,408,853	3,408,853	2,435,880	2,435,880

VI) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities,

		Bank		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Financial Literature of the Treasury - LFT	415,226	5,342,992	1,029,143	5,950,561
National Treasury Bills - LTN	7,430,739	1,086,556	7,433,795	1,086,556
National Treasury Notes - NTN	2,485,999	660,918	2,669,168	841,790
Total	10,331,964	7,090,465	11,132,106	7,878,907

7.     Interbank Accounts

The amount of interbank accounts is composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses payment transactions (assets and liabilities position),

8.     Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Lending Operations	276,197,102	211,251,830	331,809,467	280,899,334
Loans and Discounted Titles	174,396,766	116,282,045	173,887,437	130,994,834
Financing	45,528,552	42,287,183	101,650,246	97,221,898
Rural and Agroindustrial - Financing	13,393,697	12,940,784	13,393,697	12,940,784
Real Estate Financing	42,878,087	39,741,818	42,878,087	39,741,818
Leasing Operations	-	-	2,453,343	2,800,998
Advances on Foreign Exchange Contracts (1)	6,654,994	6,054,424	6,654,994	6,054,424
Other Receivables (2)	53,809,023	58,912,075	56,444,052	62,281,242
Receivables for Guarantees Honored	591,459	321,478	494,098	328,371
Income Receivable from Advances Granted	170,267	97,756	170,267	97,756
Debtors for Purchase of Assets	628,433	653,347	676,200	653,347
Other Receivables Several	52,418,864	57,839,494	55,006,126	61,201,768
Total	336,661,119	276,218,329	397,361,856	352,035,998

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations,

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 10) and income receivable on foreign exchange contracts,

Sale or Transfer Operations of Financial Assets

According to CMN Resolution nº 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio, For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result,

(i) With Substantial Transfer of Risks and Benefits

In the Bank and Consolidated, during period ended at September 30, 2020, operations were carried out credit assignment without co-obligation in the amount of R$1,022,593 (12/31/2019 - R$2,986,361) and were recorded substantially in borrowings and discounted securities, classified at risk level E and F, In the first quarter of 2020, there were no assignments between Group entities (12/31/2019 - R$746,106),

During the period ended September 30, 2020, loan assignments were made in full without co-obligation, in the amount of R$725,100 in the Bank and in the Consolidated relating to loan losses, In the third quarter of 2020, there were no assignments between Group entities

(ii) With Substantial Retention of Risks and Benefits

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041, On September 30, 2020, the present value of the divested operations is R$194,568 (12/31/2019- R$75,833),

These assignment operations were carried out with a co-obligation clause, and compulsory repurchase is envisaged in the following situations:

•         Contracts in default for a period exceeding 90 consecutive days;

•         Contracts subject to renegotiation;

•         Contracts subject to portability in accordance with CMN Resolution nº 3,401/2006; and

•         Contracts subject to intervention,

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase,

From the date of transfer, cash flows from operations will be paid directly to the assignee entity,

b) Loan Portfolio by Maturity

		Bank		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Overdue	5,306,683	7,684,024	5,615,045	8,585,560
Due to:
Up to 3 Months	74,985,407	76,147,368	82,075,227	87,843,597
From 3 to 12 Months	91,352,570	69,667,171	110,528,508	90,380,199
Over 12 Months	165,016,459	122,719,766	199,143,076	165,226,642
Total	336,661,119	276,218,329	397,361,856	352,035,998

c) Loan Portfolio by Business Sector

		Bank		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Private Sector	335,621,423	275,100,366	396,320,893	350,916,654
Industry	65,628,907	53,728,646	66,514,611	54,671,234
Commercial	43,862,849	33,864,887	47,926,946	39,183,683
Financial Institutions	1,534,911	1,983,283	1,589,242	1,991,233
Services and Other (1)	56,684,960	41,607,698	58,955,727	44,886,880
Individuals	163,307,646	140,385,489	216,670,128	206,623,415
Credit Cards	33,374,543	34,914,437	33,374,543	34,914,437
Mortgage Loans	40,896,556	37,218,524	40,896,556	37,218,524
Payroll Loans	45,705,261	27,941,932	45,705,261	42,446,859
Financing and Vehicles Lease	2,157,844	2,379,093	53,552,487	51,774,184
Others (2)	41,173,442	37,931,503	43,141,281	40,269,411
Agricultural	4,602,150	3,530,363	4,664,239	3,560,209
Public Sector	1,039,696	1,117,964	1,040,963	1,119,344
State	415,046	441,599	415,046	441,599
Municipal	624,650	676,365	625,917	677,745
Total	336,661,119	276,218,330	397,361,856	352,035,998

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others,

(2) Includes personal loans, overdraft among others,

d) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

													Bank
							09/30/2020						12/31/2019
	%	Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0,0%	159,534,917	-	159,534,917	-	-	-	121,753,569	-	121,753,569	-	-	-
A	0,5%	95,080,014	-	95,080,014	- 475,400	- 291,475	- 766,875	77,795,391	-	77,795,391	388,977	-	388,977
B	1,0%	28,348,825	2,038,965	30,387,790	- 303,878	- 521,071	- 824,949	23,816,916	2,120,722	25,937,638	259,376	17	259,393
C	3,0%	20,356,272	1,994,776	22,351,048	- 670,531	- 1,421,557	- 2,092,088	19,823,183	1,966,467	21,789,650	653,690	1,665	655,355
D	10,0%	8,190,887	2,134,147	10,325,034	- 1,032,503	- 1,808,441	- 2,840,944	7,926,118	2,088,778	10,014,896	1,001,490	1,547,683	2,549,173
E	30,0%	2,450,512	1,588,228	4,038,740	- 1,211,622	- 669,734	- 1,881,356	2,266,765	2,323,208	4,589,973	1,376,992	659,874	2,036,866
F	50,0%	2,112,682	1,384,924	3,497,606	- 1,748,803	- 574,029	- 2,322,832	1,769,671	1,475,413	3,245,084	1,622,542	447,224	2,069,766
G	70,0%	1,957,862	1,167,022	3,124,884	- 2,187,418	- 723,133	- 2,910,551	1,450,313	1,225,377	2,675,690	1,872,983	418,317	2,291,300
H	100,0%	3,517,099	4,826,913	8,344,012	- 8,344,012	-	- 8,344,012	2,734,332	5,676,805	8,411,137	8,411,137	-	8,411,137
Total		321,549,070	15,134,975	336,684,045	- 15,974,167	- 6,009,440	- 21,983,607	259,336,258	16,876,770	276,213,028	15,587,187	3,074,780	18,661,967

													Consolidated
							09/30/2020						12/31/2019
		Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	% Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0,0%	171,882,404	-	171,882,404	-	-	-	141,210,954	- 23,199	141,187,755	-	-	-
A	0,5%	130,896,989	-	130,896,989	- 654,485	- 312,239	- 966,724	120,434,015	-	120,434,015	602,170	20,772	622,942
B	1,0%	33,619,965	2,937,412	36,557,377	- 365,574	- 533,153	- 898,727	29,095,941	3,746,497	32,842,438	328,424	18	328,442
C	3,0%	21,818,722	2,968,419	24,787,141	- 743,614	- 1,557,322	- 2,300,936	21,140,394	3,371,115	24,511,509	735,345	1,664	737,009
D	10,0%	8,763,775	2,640,353	11,404,128	- 1,140,413	- 1,997,551	- 3,137,964	8,368,581	2,820,515	11,189,096	1,118,910	1,547,683	2,666,593
E	30,0%	2,623,852	2,165,875	4,789,727	- 1,436,918	- 772,005	- 2,208,923	2,332,530	2,835,000	5,167,530	1,550,259	659,875	2,210,134
F	50,0%	2,238,324	1,737,554	3,975,878	- 1,987,939	- 655,501	- 2,643,440	1,859,486	1,812,213	3,671,699	1,835,850	447,224	2,283,073
G	70,0%	2,043,836	1,354,900	3,398,736	- 2,379,116	- 772,441	- 3,151,557	1,482,247	1,458,609	2,940,856	2,058,599	418,318	2,476,917
H	100,0%	3,814,434	5,877,968	9,692,402	- 9,692,402	-	- 9,692,402	2,943,753	7,139,229	10,082,982	10,082,982	-	10,082,982
Total		377,702,301	19,682,481	397,384,782	- 18,400,461	- 6,600,212	- 25,000,673	328,867,901	23,159,979	352,027,880	18,312,539	3,095,554	21,408,092

(1) Includes installments falling due and overdue,

(2) The additional provision is constituted based mainly on the expectation of realization of the loan portfolio, in addition to the minimum required by the current regulation,

(3) The total loan portfolio includes the amount of R$ 22,926 (12/31/2019 - R$ 5,301) in the Bank and R$ 22,926 (12/31/2019 - R$ 8,118) in Consolidated, referring to the adjustment to market value credit operations that are subject to protection, registered in accordance with article 5 of Bacen Circular Letter 3,624 of December 26, 2013 and which are not included in the note on risk levels,
e) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 a 09/30/2020	01/01 a 09/30/2019	01/01 a 09/30/2020	01/01 a 09/30/2019
Opening Balance	18,661,967	16,734,154	21,408,092	18,789,123
Allowances Recognized	10,719,910	7,867,982	13,501,276	9,696,720
Write-offs	(7,398,270)	(9,079,788)	(9,908,695)	(10,244,718)
Closing Balance	21,983,607	15,522,348	25,000,673	18,241,125
Recoveries Credits (1)	1,782,654	1,661,458	2,060,762	1,606,698

f) Renegotiated Credits

		Bank		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Renegotiated Credits	18,385,558	13,752,395	22,911,566	16,292,323
Allowance for Loan Losses	(9,183,573)	(7,525,483)	(10,053,828)	(8,283,230)
Percentage of Coverage on Renegotiated Credits	49.9%	54.7%	43.9%	50.8%

g) Loan Portfolio Concentration

				Consolidated
		09/30/2020		12/31/2019
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	6,417,066	1.4%	4,207,082	0.9%
10 Largest	34,563,152	7.2%	30,837,795	6.9%
20 Largest	53,971,068	10.9%	48,360,114	10.9%
50 Largest	88,308,671	17.7%	78,111,867	17.6%
100 Largest	117,122,122	23.7%	102,168,739	23.0%

(1) Includes installments of credit to builders/developers,

(2) Refers to debentures, promissory notes and certificates of real estate receivables – CRI,

(3) Refers to credit of derivatives risk,

9.     Tax Assets and Liabilities

a) Tax Credits

a,1) Nature and Origin of Recorded Deferred Tax Assets

				Bank
	Balances on			Balances on
	12/31/2019	Recognition (4)	Realization	09/30/2020
Allowance for Loan Losses	14,047,657	4,756,015	(2,039,328)	16,893,569
Reserve for Legal and Administrative Proceedings - Civil	1,503,264	465,625	(256,345)	1,738,419
Reserve for Tax Risks and Legal Obligations	1,541,030	159,154	(155,538)	1,544,684
Reserve for Legal and Administrative Proceedings - Labor	2,249,941	564,037	(508,265)	2,307,363
Agio	-	56,746	-	56,746
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,092,265	821,392	(1,148,582)	1,765,075
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	76,976	227,068	-	304,044
Accrual for Pension Plan (2)	1,882,812	145,654	(738,056)	1,290,410
Profit Sharing, Bonuses and Personnel Gratuities	436,935	583,823	(678,748)	346,825
Other Temporary Provisions (3)	3,881,291	-	(468,592)	3,412,699
Total Tax Credits on Temporary Differences	27,712,171	7,779,514	(5,993,454)	29,659,834
Tax Losses and Negative Social Contribution Bases	-	11,874,616	-	11,874,616
Social Contribution Tax - Executive Act 2,158/2001	362,240	-	(187,082)	175,158
Balance of Recorded Deferred Tax Assets	28,074,411	19,654,130	(6,180,536)	41,709,608

				Consolidated
	Balances on			Balances on
	12/31/2019	Recognition (4)	Realization	09/30/2020
Allowance for Loan Losses	15,961,619	5,742,107	(2,608,210)	19,224,741
Reserve for Legal and Administrative Proceedings - Civil	1,617,815	513,104	(328,757)	1,828,037
Reserve for Tax Risks and Legal Obligations	2,367,353	190,190	(177,361)	2,380,220
Reserve for Legal and Administrative Proceedings - Labor	2,388,470	585,694	(538,300)	2,437,514
Agio	-	56,746	-	56,746
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,095,470	838,520	(1,151,029)	1,782,961
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	153,977	235,548	(2)	389,523
Accrual for Pension Plan (2)	1,897,061	146,805	(747,106)	1,296,760
Profit Sharing, Bonuses and Personnel Gratuities	496,819	638,290	(748,629)	391,295
Other Temporary Provisions (3)	4,155,209	140,718	(540,785)	3,755,142
Total Tax Credits on Temporary Differences	31,133,793	9,087,722	(6,840,179)	33,542,939
Tax Losses and Negative Social Contribution Bases	408,338	11,876,397	(109,090)	12,175,645
Social Contribution Tax - Executive Act 2,158/2001	362,240	-	(187,082)	175,158
Balance of Recorded Deferred Tax Assets	31,904,371	20,964,119	(7,136,351)	45,893,742

(1)  Includes tax credits IRPJ, CSLL, PIS and Cofins,

(2)  Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned,

(3)  Composed mainly by administrative provisions nature,

(4)  Includes the effects of the change in the CSLL rate for banks of any kind, in accordance with Constitutional Amendment 103/19,

On September, 2020, there are deferred tax assets not registered in assets in the amount of R$ 6,169 (12/31/2019 - R$209,771) in the Consolidated, whose expectation of achievement exceeds 10 years,

The accounting record of the deferred tax assets in the Santander Brasil financial statements was made at the rates applicable to the expected period of its realization and is based on the projection of future results and a technical study prepared pursuant to CMN Resolution nº 3,059/2002, with the amendments to the Resolution CMN nº 4,441/2015

a,2) Expected Realization of Recorded Tax Credits

						Bank
						09/30/2020
	Temporary Differences			Tax Loss - Carryforwards		Total
Year	IRPJ	CSLL	PIS/Cofins		CSLL 18%	Recorded
2020	1,280,551	1,038,975	24,345	2,074,467		4,418,338
2021	4,913,004	3,964,426	97,379	1,289,827	175,158	10,439,794
2022	4,717,471	3,796,047	97,379	997,388	-	9,608,285
2023	3,457,944	2,782,908	73,035	1,735,908	-	8,049,795
2024	1,083,669	809,514	-	2,678,174	-	4,571,357
2025 a 2027	470,744	376,595	-	3,098,852	-	3,946,191
2028 a 2029	295,278	257,363	-	-	-	552,641
2030	68,448	54,759	-	-	-	123,207
Total	16,287,109	13,080,587	292,138	11,874,616	175,158	41,709,608

						Consolidated
						09/30/2020
	Temporary Differences			Tax Loss - Carryforwards		Total
Year	IRPJ	CSLL	PIS/Cofins		CSLL 18%	Recorded
2020	1,452,586	1,139,387	24,934	2,117,540		4,734,447
2021	5,561,261	4,344,555	99,734	1,360,916	175,158	11,541,624
2022	5,317,590	4,154,631	99,734	1,025,008	-	10,596,963
2023	3,937,135	3,069,267	74,818	1,759,275	-	8,840,495
2024	1,608,038	1,092,976	68	2,678,818	-	5,379,900
2025 a 2027	480,113	379,629	205	3,175,713	-	4,035,660
2028 a 2029	313,521	269,106	189	58,375	-	641,191
2030	68,636	54,826	-	-	-	123,462
Total	18,738,880	14,504,377	299,682	12,175,645	175,158	45,893,742

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income,

a,3) Present Value of Tax Credits

The present value of the tax credits recorded is R$ 40,452,130 (12/31/2019 - R$25,724,592) in the Bank and R$ 44,496,054 (12/31/2019 - R$29,133,062) in the Consolidated, calculated according to with the expectation of realizing the temporary differences, tax loss carryforwards, negative social contribution tax, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods,

b) Other Liabilities - Tax and Social Security

		Bank		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019

Deferred Tax Liabilities	4,498,180	5,444,706	5,127,701	6,013,811
Provision for Taxes and Contributions on Income	-	-	984,773	460,654
Taxes Payable	526,016	1,069,765	869,678	1,817,392
Total	5,024,196	6,514,471	6,982,152	8,291,857

b,1) Nature and Origin of Deferred Tax Liabilities

				Bank
	Balances on			Balances on
	12/31/2019	Recognition	Realization	09/30/2020
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,573,996	27,368	-	1,601,364
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	3,737,329	-	(964,814)	2,772,515
Excess Depreciation of Leased Assets	5,441	-	(14)	5,427
Others	127,940	14,189	(23,254)	118,875
Total	5,444,706	41,557	(988,082)	4,498,181

				Consolidated
	Balances on			Balances on
	12/31/2019	Recognition	Realization	09/30/2020
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,686,421	65,783	(5,307)	1,746,897
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	3,807,649	10,338	(989,935)	2,828,052
Excess Depreciation of Leased Assets	318,240	29,486	(8,236)	339,490
Others	201,501	43,752	(31,991)	213,262
Total	6,013,811	149,359	(1,035,469)	5,127,701

(1) Includes IRPJ, CSLL, PIS and Cofins

b,2) Expected Realization of Deferred Tax Liabilities

				Bank
				9/30/2020
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/Cofins	Recorded
2020	184,801	147,474	35,639	367,914
2021	739,204	589,898	142,554	1,471,656
2022	739,204	589,898	142,554	1,471,656
2023	556,057	443,742	106,915	1,106,714
2024	6,614	5,273	-	11,887
2025 a 2027	19,843	15,819	-	35,662
2028 a 2029	13,229	10,546	-	23,775
2030	4,962	3,955	-	8,917
Total	2,263,914	1,806,605	427,662	4,498,181

				Consolidated
				9/30/2020
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/Cofins	Recorded
2020	289,264	156,721	36,054	482,039
2021	882,598	621,157	144,217	1,647,972
2022	828,403	621,157	144,217	1,593,777
2023	631,761	467,449	108,277	1,207,487
2024	41,834	6,323	454	48,611
2025 a 2027	89,162	17,747	1,362	108,271
2028 a 2029	16,613	11,954	1,249	29,816
2030	5,558	4,170	-	9,728
Total	2,785,193	1,906,678	435,830	5,127,701

c) Income Tax and Social Contribution

							Bank
	07/01 a 09/30/2020		01/01 a 09/30/2020		07/01 a 09/30/2019		01/01 a 09/30/2019
Income Before Taxes on Income and Profit Sharing	4,190,742		(3,004,345)		2,536,745	-	12,693,790
Profit Sharing (1)	(411,331)		(1,291,581)		(420,684)	-	(1,262,362)
Unrealized Income	-		-		-	-	-
Income Before Taxes	3,779,411		(4,295,926)		2,116,061	-	11,431,428
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (3)	(1,700,735)		1,933,166		(846,424)	-	(4,572,571)
Equity in Subsidiaries (2)	186,768		1,006,768		220,548	-	864,167
Nondeductible Expenses, Net of Non-Taxable Income	38,027		29,221		467,344	-	1,257,431
Exchange Variation - Foreign Branches	986,571	-	9,032,479		1,526,223	-	1,323,811
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	43,254		503,511		115,792	-	142,815
Interest on Capital	346,500	-	733,500	-	-	-	-
Effects of Change in Rate of CSLL (3)	-		-		-	-	-
Other Adjustments Social Contribution Taxes 5% (4)	-	-	56,791	-	-	-	-
Other Adjustments, Including Profits Provided Abroad	64,131		687,295		34,206	-	58,316
Income and Social Contribution Taxes	(35,484)		13,982,731		1,517,689	-	(926,031)

				Consolidated
	07/01 a 09/30/2020	01/01 a 09/30/2020	07/01 a 09/30/2019	01/01 a 09/30/2019
Income Before Taxes on Income and Profit Sharing	4,709,588	(1,520,174)	2,908,051	14,176,041
Profit Sharing (1)	(457,730)	(1,421,238)	(469,896)	(1,395,158)
Unrealized Income	8,341	68,209	28,262	44,523
Income Before Taxes	4,260,200	(2,873,202)	2,466,418	12,825,406
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (5)	(1,917,090)	1,292,941	(986,567)	(5,130,162)
Equity in Subsidiaries (2)	6,926	11,223	5,353	14,041
Nondeductible Expenses, Net of Non-Taxable Income	43,280	47,416	493,255	1,395,088
Exchange Variation - Foreign Branches	986,571	9,032,479	1,526,223	1,323,811
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	38,244	544,467	116,132	176,984
Interest on Capital	333,000	733,500	-	-
Effects of Change in Rate of CSLL (3)	64,671	237,565	37,712	91,455
Other Adjustments Social Contribution Taxes 5%	(9,122)	63,374	-	-
Other Adjustments, Including Profits Provided Abroad	40,895	690,282	66,853	51,351
Income and Social Contribution Taxes	(412,625)	12,653,247	1,258,960	(2,077,432)

(1)  The basis of calculation is the net income, after IR and CSLL,

(2)  As a result of equity in subsidiaries are not included interest on capital received and receivable,

(3)  Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9% and 15%,

(4)  Increase in the CSLL rate, as of March 2020, for an indefinite period,

Foreign Exchange Hedge of the Grand Cayman Branch, Luxembourg Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates two branchs, one in the Cayman Islands and one in Luxembourg, and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 11),

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding, According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (real) in foreign investments are nontaxable or deductible to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible, The purpose of these derivatives are to protect the after-tax results,

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income before Taxation" and in the caption "Income Taxes", Following are the effects of the operations carried out, as well as the total effect of the Currency Hedge for the period ended in September 30, 2020 and 2019:

R$	01/01 a 09/30/2020	01/01 a 09/30/2019
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	21,807,261	3,525,929
Result generated by derivative contracts used as hedge	(40,098,666)	(5,994,824)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	772,189	57,168
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	17,519,216	2,411,727

(1)  The basis of calculation is the net income, after IR and CSLL,

10.   Other Receivables – Other

		Bank		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Notes and Credits Receivable (Note 8,a)
Credit Cards	27,183,198	28,854,952	27,183,198	28,973,079
Receivables (1)	25,235,667	28,984,542	27,822,928	31,820,361
Escrow Deposits for:
Tax Claims	5,809,101	5,644,233	7,611,533	7,445,344
Labor Claims	2,053,698	2,022,832	2,249,315	2,208,429
Others - Civil	1,134,586	1,057,348	1,370,385	1,319,644
Contract Guarantees - Former Controlling Stockholders (Note 17,i)	103,829	103,272	103,828	103,272
Recoverable Taxes	2,173,399	2,238,982	3,159,345	3,320,147
Receivables - Buyer Services	-	-	-	-
Reimbursable Payments	224,475	196,039	285,901	225,380
Salary Advances/Others	(2,032,370)	100,128	(1,917,429)	325,185
Employee Benefit Plan	262,903	283,046	323,632	346,422
Debtors for Purchase of Assets (Note 7,a)	628,433	653,347	676,199	713,936
Receivable from Affiliates	20,149	44,457	9,578	18,842
Others	3,361,206	1,284,510	6,411,029	3,015,028
Total	66,158,274	71,467,688	75,289,442	79,835,069

(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies,

11.   Dependences Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is licensed under the Banks and Fiduciary Companies Act and is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands, The agency is therefore duly authorized to carry out banking business in the Cayman Islands and is currently engaged in fund raising business in the international banking and capital market to provide credit lines to Banco Santander, which are then extended to Banco Santander clients' for financing working capital and foreign trade, It also receives deposits in foreign currency from corporate clients and individuals and provides credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil,

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Brazilian Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity, The opening of the agency was authorized by the Minister of Finance of Luxembourg on March 5, 2018, On April 3, 2018, after the reduction of the capital of the Cayman Agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch,

Subsidiary:

Banco Santander has a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S,A, (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation,

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include (without eliminating transactions with related parties):

Grand Cayman Branch (3)	Luxembourg Branch (3)	Santander Brasil EFC (3)

	9/30/2020	12/31/2019	9/30/2020	12/31/2019	9/30/2020	12/31/2019
Assets	193,864,738	124,944,302	43,277,801	19,955,679	5,396,333	3,850,302
Current and Long-term Assets	193,864,738	124,944,302	43,277,481	19,955,392	5,396,333	3,850,302
Cash	3,001,709	3,205,293	2,370,515	162,231	145,544	319,152
Interbank Investments	57,124,659	34,116,739	5,525,153	1,941,192	4,761,504	2,582,385
Securities and Derivatives Financial Instruments	94,284,492	63,736,330	4,664,281	1,002,697	20,726	16,799
Lending Operations (1)	22,994,436	16,466,558	26,883,016	16,570,321	-	590,941
Foreign Exchange Portfolio	10,682,228	4,145,245	3,463,320	167,985	-	-
Others	5,777,214	3,274,137	371,196	110,966	468,559	341,025
Permanent Assets	-	-	320	287	-	-
Liabilities	193,864,738	124,944,302	43,277,801	19,955,679	5,396,333	3,850,302
Current and Long-term Liabilities	112,331,581	70,332,537	36,330,120	15,429,041	412,035	303,219
Deposits and Money Market Funding	28,473,410	10,798,572	5,639,593	2,469,606	43,450	29,766
Funds from Acceptance and Issuance of Securities	20,027,820	14,999,864	11,240,028	6,235,813	-	-
Debt Instruments Eligible to Compose Capital	14,473,732	10,175,961	-	-	-	-
Borrowings (2)	25,025,797	24,297,747	14,903,362	6,318,373	-	-
Foreign Exchange Portfolio	10,718,688	4,120,196	3,192,047	168,134	-	-
Others	13,612,134	5,940,197	1,355,090	237,115	368,585	273,453
Deferred Income	180	119	16,166	12,331	18	29
Stockholders' Equity	81,532,977	54,611,646	6,931,515	4,514,307	4,984,280	3,547,054

	01/01 a 09/30/2020	01/01 a 09/30/2019	01/01 a 09/30/2020	01/01 a 09/30/2019	01/01 a 09/30/2020	01/01 a 09/30/2019
Net Income	2,578,250	1,973,237	625,983	211,598	1,881	21,329

(1)  Refers mainly to lending and export financing operations,

(2)  Borrowings abroad regarding financing lines to exports and imports and other lines of credit,

(3)  The functional currency is Real,

12.   Investments in Affiliates and Subsidiaries Subsidiary

						Bank
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	09/30/2020	01/01 a 09/30/2020	09/30/2020	12/31/2019	01/01 a 09/30/2020	01/01 a 09/30/2020
Controlled by Banco Santander
Santander Leasing	5,878,925	138,879	4,619,695	4,528,041	109,507	46,937
Banco Bandepe S,A,	5,348,678	74,526	5,348,678	5,277,643	74,526	212,123
Santander Brasil EFC	4,984,280	1,881	4,984,280	3,547,055	2,244	21,329
Santander Corretora de Seguros	3,445,108	445,516	3,445,108	3,002,236	445,516	321,543
Getnet S,A,	2,019,612	209,970	2,019,611	2,611,765	209,970	472,941
Ágio na Aquisição de Participação Residual da Getnet S,A,	-	-	14,532	1,080,439	-	-
Atual Serviços de Recuperação de Créditos e Meios Digitais S,A,	1,728,864	58,275	1,710,327	1,322,052	58,275	31,461
Aymoré CFI	1,304,398	328,913	1,304,398	937,539	328,913	622,545
Sancap	1,221,637	268,138	1,221,637	1,040,469	268,122	105,440
Banco Olé Consignado (1)		-	-	926,278	154,380	39,871
Bosan S,A,		-	-	-	95,350	59,569
Ágio na Aquisição de Participação da Bosan S,A,	-	-	13	-	-	51,750
Santander CCVM	715,396	71,329	715,394	646,400	71,329	77,831
Banco RCI Brasil S,A,	1,413,087	138,981	563,693	524,503	55,441	59,933
Santander Brasil Consórcio	600,833	175,877	600,833	424,956	175,877	151,857
Others	1,441,505	135,546	1,183,475	941,417	189,697	-114,712
Total			27,731,674	26,810,793	2,239,147	2,160,418

						Consolidated
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	09/30/2020	01/01 a 09/30/2020	09/30/2020	12/31/2019	01/01 a 09/30/2020	01/01 a 09/30/2020
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	568,308	72,230	107,865	94,155	13,709	8,853
Gestora de Crédito	170,804	(67,914)	34,161	47,744	(13,581)	(7,873)
Webmotors S,A,	218,678	38,050	153,075	126,440	26,635	32,381

Norchem Holdings	96,459	(151)	20,980	21,252	(33)	443
Norchem Participações	41,744	666	20,872	21,080	333	796
EBP	11,525	148	1,280	3,889	16	175
Santander Auto	31,636	(4,711)	15,818	12,374	(2,356)	(247)
Hyundai Corretora de Seguros Ltda,	1,959	91	979	934	46	6
PSA Corretora	1,427	347	714	540	173	373
Others (2)			5,265	5,266	-	127
Total		361,009		333,674	24,942	35,109

(1) On January 31, 2020, the purchase of the minority stake in Banco Olé Consignado SA was completed, thus, the Bank became, directly and indirectly, holder of 100% of the shares of Banco Olé (Note 2,cii),

(2) Comprised mainly of the goodwill portion allocated to Webmotors,

13.   Intangibles

				Bank
			09/30/2020	12/31/2019
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	28,323,672	(26,539,791)	1,783,881	274,745
Other Intangible Assets	9,291,408	(5,104,970)	4,186,437	3,777,511
Acquisition and Development of Software	5,281,700	(3,326,896)	1,954,804	1,851,076
Exclusivity Contracts for Provision of Banking Services	3,592,055	(1,744,141)	1,847,914	1,926,342
Others	417,653	(33,933)	383,720	93
Total	37,615,080	(31,644,762)	5,970,318	4,052,256

				Consolidated
			09/30/2020	12/31/2019
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	29,513,388	(27,586,290)	1,927,098	1,611,812
Other Intangible Assets	9,958,217	(5,555,767)	4,402,451	4,100,986
Acquisition and Development of Software	5,855,388	(3,704,699)	2,150,690	2,118,798
Exclusivity Contracts for Provision of Banking Services	3,592,055	(1,744,141)	1,847,914	1,926,342
Others	510,774	(106,928)	403,847	55,846
Total	39,471,606	(33,142,057)	6,329,548	5,712,798

(*) For the quarter ended September 30, 2020, there was no impairment,

14.   Funding

a) Opening of Equity Accounts

							Bank
						09/30/2020	12/31/2019
	Without Maturity	Up to 3 Months	From 3 to 12 Months		Over 12 Months	Total	Total
Deposits	103,112,260	83,277,850	105,392,655		95,426,259	387,309,024	274,212,166
Demand Deposits	43,591,258	-	-		-	43,591,258	29,392,188
Savings Deposits	59,443,489	-	-		-	59,443,489	49,039,857
Interbank Deposits	-	2,450,748	4,090,895		262,189	6,803,832	4,673,772
Time Deposits (1)	77,513	80,827,099	101,301,760		95,164,070	277,370,442	191,106,349
Others	-	3	-		-	3	-
Money Market Funding	-	78,338,764	12,527,494		35,101,459	125,967,718	129,632,447
Own Portfolio	-	70,838,790	4,684,766		247,138	75,770,693	97,387,683
Government Securities	-	60,961,999	4,679,826		246,537	65,888,362	87,881,427
Debt Securities in Issue	-	2,971	1,498		-	4,469	86,595
Others	-	9,873,820	3,442		601	9,877,862	9,419,661
Third Parties	-	7,499,974	-		-	7,499,974	8,743,348
Linked to Trading Portfolio Operations	-	-	7,842,729		34,854,321	42,697,050	23,501,416
Funds from Acceptance and Issuance of Securities	-	11,479,938	28,811,002		50,802,156	91,093,096	91,579,368
Exchange Acceptances		-	100,862		-	100,862
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	8,407,045	18,251,599		30,431,690	57,090,334	68,716,278
Real Estate Credit Notes - LCI (1)	-	2,901,756	6,944,798	-	16,316,286	26,162,840	24,995,265
Agribusiness Credit Notes - LCA	-	2,700,431	5,770,810	-	6,591,283	15,062,524	14,776,877
Treasury Bills - LF (2)	-	2,804,858	5,535,991	-	6,231,183	14,572,032	27,587,340
Guaranteed Real Estate Credit Notes - LIG (3)	-	-	-	-	1,292,938	1,292,938	1,356,796
Securities Issued Abroad	-	2,610,235	9,224,293		19,431,168	31,265,696	19,419,513
Funding by Structured Operations Certificates	-	462,657	1,234,247		939,299	2,636,203	3,443,577

Borrowings and Onlendings	-	53,463,781	10,276,438	9,186,686	72,926,906	57,413,704
Foreign Borrowings	-	51,164,663	8,076,492	1,330,307	60,571,461	45,659,127
Import and Export Financing Lines	-	43,054,192	5,831,644	723,747	49,609,582	31,794,109
Other Credit Lines	-	8,110,471	2,244,848	606,560	10,961,879	13,865,018
Domestic Onlendings	-	2,299,119	2,199,947	7,856,379	12,355,445	11,754,577
Total	103,112,260	226,660,330	157,007,590	190,516,564	677,296,743	552,837,685

						Consolidated
					09/30/2020	12/31/2019
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	102,934,924	81,283,358	103,751,832	96,247,802	384,217,916	272,927,991
Demand Deposits	43,413,922	-	-	-	43,413,922	29,107,534
Savings Deposits	59,443,489	-	-	-	59,443,489	49,039,857
Interbank Deposits	-	368,675	4,000,854	1,741,572	6,111,101	4,299,290
Time Deposits (1)	77,513	80,914,683	99,750,978	94,506,228	275,249,402	190,344,470
Other Deposits	-	-	-	2	2	136,840
Money Market Funding	-	71,534,177	12,527,494	35,101,459	119,163,131	123,940,990
Own Portfolio	-	66,034,196	4,684,766	247,138	70,966,100	91,696,225
Government Securities	-	56,157,405	4,679,826	246,537	61,083,768	82,189,969
Debt Securities in Issue	-	2,971	1,498	-	4,469	86,595
Others	-	9,873,820	3,442	601	9,877,862	9,419,661
Third Parties	-	5,499,981	-	-	5,499,981	8,743,348
Linked to Trading Portfolio Operations	-	-	7,842,729	34,854,321	42,697,050	23,501,417
Funds from Acceptance and Issuance of Securities	-	10,756,853	22,588,521	40,203,792	73,549,166	85,962,615
Exchange Acceptances	-	47,954	330,763	746,504	1,125,221	1,591,753
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	8,909,701	19,444,165	32,080,068	60,433,935	72,211,903
Real Estate Credit Notes - LCI (1)	-	2,901,756	6,944,798	16,316,286	26,162,840	24,995,265
Agribusiness Credit Notes - LCA	-	2,700,431	5,770,810	6,591,283	15,062,524	14,776,877
Treasury Bills - LF (2)	-	3,307,515	6,728,557	7,879,561	17,915,633	31,082,965
Guaranteed Real Estate Credit Notes - LIG (3)	-	-	-	1,292,938	1,292,938	1,356,796
Securities Issued Abroad	-	1,336,540	1,579,345	6,437,921	9,353,807	8,715,382
Funding by Structured Operations Certificates	-	462,657	1,234,247	939,299	2,636,203	3,443,577
Borrowings and Onlendings	-	48,702,277	10,287,840	9,218,413	68,208,530	54,879,561
Domestic Borrowings	-	-	11,401	31,727	43,129	47,388
Foreign Borrowings	-	46,403,159	8,076,492	1,330,307	55,809,957	43,077,596
Import and Export Financing Lines	-	43,054,192	5,831,644	723,747	49,609,582	31,794,109
Other Credit Lines	-	3,348,967	2,244,848	606,560	6,200,375	11,283,487
Domestic Onlendings	-	2,299,119	2,199,947	7,856,379	12,355,445	11,754,577
Total	102,934,924	212,276,666	149,716,229	180,210,924	645,138,743	537,711,157

(1) Consider the maturities established in the respective applications, with the possibility of immediate withdrawal, in advance of their maturity,

(2) Letters of real estate credit are fixed income securities backed by real estate credits and guaranteed by mortgage or fiduciary alienation of real estate, As of September 30, 2020, they have a maturity between 2020 and 2025 (12/31/2019 - with a maturity between 2020 and 2026),

(3) The main characteristics of the financial bills are a minimum term of two years, a minimum nominal value of R$300 and an early redemption permit of only 5% of the amount issued, As of September 30, 2020, they have a maturity between 2020 and 2025 (12/31/2019 - with a maturity between 2020 and 2025),

(4) Guaranteed Real Estate Bills are fixed income securities backed by real estate credits guaranteed by the issuer and a pool of real estate credits apart from the other

At the Bank and Consolidated, the export and import financing lines are funds raised from financial institutions abroad, intended for investment in commercial exchange operations, related to discounting export bills and pre-financing for export and import, whose maturities are up to the year 2023 (12/31/2019 - until the year 2023) and are subject to financial charges, corresponding to the exchange variation plus interest that vary from 0,28% pa to 3,70% p,a (12/31/2019 - from 0,28% per annum to 3,8% p,a),

Country onlending obligations - official institutions incur financial charges corresponding to TJLP, exchange variation of the BNDES currency basket or exchange variation of the US dollar, plus interest, in accordance with the operational policies of the BNDES System,

b) Opening profit and loss accounts

				Bank				Consolidated
	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019

Time Deposits (1) (2)	2,271,273	11,115,742	4,581,337	8,789,357	2,554,234	11,854,151	4,433,438	8,664,227
Savings Deposits	299,101	1,093,765	519,766	1,576,165	299,101	1,093,765	519,766	1,576,165
Interbank Deposits	34,548	135,468	86,922	345,081	52,383	177,558	47,592	153,164
Money Market Funding	985,996	5,264,892	2,307,183	7,864,725	909,536	5,122,401	2,229,159	7,630,744

Upgrade and Provisions Interest and Pension Plans and Capitalization	-	-	-	-	36,518	103,121	16,409	99,193
Acceptance and Issuance of Securities	-	-	5,446,747	7,841,886	1,370,960	27,457,838	5,510,178	8,024,853
Others (3)	2,984,784	29,584,970	(216,289)	433,108	1,640,704	2,248,460	(176,381)	482,392
Total	6,575,702	47,194,837	12,725,666	26,850,322	6,863,436	48,057,294	12,580,161	26,630,738

(1) In the Bank and in the Consolidated, it includes the registration of interest in the amount of R$212,087 (2019 - R$157,770), referring to the issuance of Level I and II Eligible Debt Instrument (Note 15),

(2) Includes exchange variation expense of R$2,994,329 in the Bank and Consolidated (2019 - exchange variation expense of R$543,210 in the Bank and Consolidated),

15.   Debt Instruments Eligible to Capital

The details of the balance of the item Debt Instruments Eligible to Capital referring to the issuance of equity instruments to compose Level I and Level II of the PR due to the Capital Optimization Plan, are as follows:

						Bank/Consolidated
					09/30/2020	12/31/2019
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p,a,) (1)	Total	Total
Tier I (2)	November - 18	No Maturity (Perpetual)	$1,250	7,25%	7,221,222	5,092,153
Tier II (2)	November - 18	November - 28	$1,250	6,13%	7,252,510	5,083,808
Total					14,473,732	10,175,961

(1) Interest paid semi-annually, as of May 8, 2019,

(2) The issues were made through the Cayman Agency and there is no incidence of Income Tax at Source,

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events,

16.   Other Payables – Other

		Bank		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Provision Technical for Capitalization Operations	-	-	2,952,947	2,402,614
Provision Technical for Pension Operations	-	-	-	1,901,721
Payables for Credit Cards	26,351,889	27,526,591	36,577,358	36,188,873
Provision for Tax Risks and Legal Obligations (Note 22.b) (2)	4,187,242	4,346,769	6,488,990	6,630,722
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 22.b) (2)	6,191,274	6,179,885	6,626,135	6,739,988
Provision for Financial Guarantees (Note 21.a)	-	166,105	-	166,105
Employee Benefit Plans (Note 34)	3,675,541	4,901,691	3,725,905	4,956,851
Payables for Acquisition of Assets and Rights	26,817	23,034	26,817	23,034
Reserve for Tax Contingencies - Responsibility of Former Controllers (Note 22.i) (b)	102,977	102,482	102,977	102,482
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 22.i) (b)	852	791	852	791
Accrued Liabilities
Personnel Expenses	1,631,530	1,697,771	1,881,010	1,960,884
Administrative Expenses	374,221	388,954	609,988	593,593
Others Payments	26,381	40,179	165,117	135,235
Creditors for Unreleased Funds	2,278,386	1,188,637	2,278,386	1,188,637
Provision of Payment Services	556,849	580,988	556,849	580,988
Suppliers	856,295	437,208	1,138,620	1,242,839
Others (1)	7,914,282	6,088,000	13,822,214	9,571,481
Total	54,174,536	53,669,085	76,954,165	74,386,838

(1) Includes impacts of the exchange variation referring to Notes,

(2) In the first half of 2019, the Bank entered into an agreement with a former controller where the registered obligations became the responsibility of the Bank, with no impact on results (Notes 15 and 16,i),

a) Provision for Financial Guarantees

The classification of the guarantees operations for the constitution of provision is based on the estimate of the involved risk, It happens due to the quality evaluation process applied to the clients and operations, using statistical model based on quantitative and qualitative information or on specialized credit analyst, which allow them to be classified according their default probabilities, based on internal and market´s objective variables (bureaus), previously identified as predictive of default probability, After this evaluation, the operations are classified according to the provisioning ratings, having as reference the CMN Resolution nº 2,682/1999, Based on the results of this analysis, amounts related to operations’ coverage are registered as provision considering the type of the guarantee, according to the requirements of CMN Resolution nº 4,512/2016,

				Bank/Consolidated
		09/30/2020		12/31/2019
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	628,573	4,589	439,507	3,017
Linked to Bids, Auctions, Provision of Services or Execution of Works	5,105,743	5,174	5,243,996	4,426
Linked to the Supply of Goods	1,436,941	1,776	1,488,371	2,602
Linked to the Distribution of Securities by Public Offer	-	-	340,000	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	12,006,650	105,234	12,934,282	107,231
Other Guarantees	364,387	1,838	276,506	1,334
Other Bank Guarantees	15,462,422	28,145	13,944,007	37,585
Other Financial Guarantees	6,360,457	36,495	3,600,051	9,910
Total	41,365,173	183,251	38,266,720	166,105

Changes in Allowances for Financial Guarantees

				Bank/Consolidated
	07/01 a 09/30/2020	01/01 a 09/30/2020	07/01 a 09/30/2019	01/01 a 09/30/2019
Balance at Beginning	178,469	166,105	175,928	201,411
Constitution	7,844	33,793	13,767	17,207
Reversal (1)	(3,062)	(16,647)	(24,579)	(53,502)
Balance at End	183,251	183,251	165,116	165,116

(1) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts,

17.   Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on September 30, 2020 and December 31, 2019, no contingent assets were registered),

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Reserve for Tax Contingencies and Legal Obligations (Note 15)	4,187,242	4,346,769	6,488,990	6,630,722
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 15)	6,191,274	6,179,885	6,626,135	6,739,988
Labor	2,952,896	3,216,008	3,201,944	3,517,431
Civil	3,238,378	2,963,877	3,424,191	3,222,557
Total	10,378,516	10,526,654	13,115,125	13,370,710

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 a 09/30/2020			01/01 a 09/30/2019
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,346,769	3,216,008	2,963,877	4,079,141	3,543,801	3,144,599
Recognition Net of Reversal (1) (3)	(199,760)	719,819	463,488	256,397	607,735	430,904
Inflation Adjustment	73,518	13,480	161,062	110,714	60,742	198,990
Write-offs Due to Payment	(33,285)	(996,411)	(350,049)	(64,250)	(732,346)	(516,398)
Balance at End	4,187,242	2,952,896	3,238,378	4,382,002	3,479,932	3,258,095
Escrow Deposits - Other Receivables	1,549,160	1,099,381	720,320	1,200,752	1,215,198	632,434
Escrow Deposits - Securities	5,079	18,504	16,747	10,477	18,512	24,336
Total Escrow Deposits (2)	1,554,239	1,117,885	737,067	1,211,229	1,233,710	656,770

						Consolidated
			01/01 a 09/30/2020			01/01 a 09/30/2019
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,630,722	3,517,431	3,222,557	6,294,007	3,829,975	3,401,483
Recognition Net of Reversal (1) (3)	(203,992)	756,160	570,942	246,706	666,871	594,565
Inflation Adjustment	106,720	16,370	163,409	171,886	76,893	202,827
Write-offs Due to Payment	(44,460)	(1,088,017)	(532,717)	(75,306)	(775,454)	(658,326)
Balance at End	6,488,990	3,201,944	3,424,191	6,637,293	3,798,285	3,540,549
Escrow Deposits - Other Receivables	2,636,886	1,195,465	728,367	2,268,384	1,301,502	640,415
Escrow Deposits - Securities	5,916	18,504	16,747	11,530	18,512	24,336
Total Escrow Deposits (2)	2,642,802	1,213,969	745,114	2,279,914	1,320,014	664,751

(1) Tax risks include the constitution of provisions for taxes related to judicial and administrative proceedings and legal obligations, recorded in tax expenses, other operating income and other operating expenses and income tax and social contribution,

(2) Refer to the amounts of deposits in guarantees, limited to the amount of the provision and do not include deposits in guarantee related to possible and / or remote contingencies and appeal deposits,

(3) In the first half of 2019, the Bank entered into an agreement with a former controller where the registered obligations became the Bank's responsibility, with no impact on the result (Notes 16 and 17,i),

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities,

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors, The Santander has the policy to constitute provision of full amount in risk of lawsuits who’s the result of loss assessment is probable, The legal obligation of tax and social security were fully recognized in the financial statements,

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and Cofins - R$1,929,187 in the Bank and R$3,821,021 in the Consolidated (12/31/2019 - R$1,903,369 in the Bank and R$3,769,611 in the Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods, Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins, Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander, Pursuant to the STF, Banco Santander's PIS and the PIS and Cofins of other subsidiaries are pending final judgment,

Increase in CSLL Tax Rate - R$114,126 in the Consolidated (12/31/2019 - R$112,548 in the Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008, In 2018, given the classification of success and unfavorable scenario in the Courts, we opted to pay the amounts discussed, except for Companhia de Crédito, Financiamento e Investimento Renault do Brasil (RCI), because the judicial proceedings are pending of judgment,

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel,

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$923,958 (12/31/2019 - R$906,355) at the Bank and Consolidated: in May 2003, the Brazilian Federal Revenue Service issued an infraction notice at Santander Distribuidora de Titulos e Valores Mobiliários Ltda, (Santander DTVM) and another auto at Banco Santander (Brasil) SA The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002, In June 2015, defenses were assessed with unfavorable decisions at the administrative level (CARF), On July 3, 2015, Banco and Santander Brasil Tecnologia S,A, (current name of Produban Serviços de Informática S,A, and Santander DTVM) filed a lawsuit seeking to cancel both tax debts, This lawsuit was ruled groundless and is currently awaiting judgment by the Regional Federal Court (TRF 3), Based on the legal advisors' assessment, a provision was set up to cover the loss considered probable in the lawsuit,

National Social Security Institute (INSS) - R$37,272 in the Bank and R$$37,279 in the Consolidated (12/31/2019 - R$282,046 in the Bank and R$282,053 in the Consolidated): Banco Santander and the subsidiaries discuss the collection of administrative and judicial claims social security and education salary contributions on various amounts that, according to the opinion of legal advisors, do not have a salary nature,

Services Tax (ISS) - Financial Institutions - R$210,849 in the Bank and R$240,209 in the Consolidated (12/31/2019 - R$208,561 in the Bank and R$224,631 in the Consolidated): Banco Santander and the subsidiaries discuss the requirement administratively and judicially, by several municipalities, the payment of ISS on various revenues arising from operations that are not usually classified as service provision, In addition, other actions involving ISS, classified as possible loss risk, are described in note 17,h,

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits,

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic, Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel,

Former Banespa employees, Action distributed in 1998 by the Banespa Retired Association (AFABESP) requiring the payment of a semiannual bonus provided for in the Banespa regulations, according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors, management or, alternatively, PLR, to retired employees of the extinct Banco do Estado de São Paulo SA - Banespa, hired until May 22, 1975, The bonus was not paid in 1994 and 1995 because the bank did not make a profit during these years, Partial payments were made between 1996 and 2000 as approved by the board of directors, The aforementioned clause was excluded from the regulation in 2001, The lawsuit was upheld by the Superior Labor Court, The Bank filed the appropriate funds with the STF, which, due to a monocratic decision, dismissed the appeal, A rescissory action was brought to dismiss the decision of the main action and suspend execution, There is a preliminary injunction in force that authorizes the execution of necessary enforcement acts to proceed with the execution until the attachment, however, any acts of seizure of assets or blocking of cash are prohibited until the judgment of the rescission action,

As of September 30, 2020, the case is classified as a probable loss and the provision was recorded based on the estimated loss,

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage, For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed, Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel,

The main processes with the classification of risk of loss as probable are described below:

Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations, In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed, Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel,

Economic Plans - they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB), Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants,

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices, The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders, The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution, There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table),

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard, On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet, Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved, Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence, Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis,

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Money savers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans,

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account, The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes, The term of agreement negotiated between the parties was submitted to the STF which approved the terms of the agreement,

The Management considers that the accrued provisions are due to charge interest in accordance with the plans, including considering the agreement approved by the STF,

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded,

The tax lawsuits classification with loss risk as possible totaled R$26,446 million in Consolidated, being the main lawsuits as follow:

INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration, As of September 30, 2020, the amounts related to these proceedings totaled approximately R$4,366 million,

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services, On September 30, 2020, the amounts related to these proceedings totaled approximately R$3,479 million,

Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments, On September 30, 2020, the amounts related to these proceedings totaled approximately R$4,710 million,

Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009, The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes, The infraction notice was contested, On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt, On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment, On September 30, 2020, the balance was approximately R$1,436 million,

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law, As of September 30, 2020, the amount related to this claim is approximately R$613 million,

Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods, Judgment is pending at the administrative level, As of September 30, 2020, the amount was R$1,069 million,

Goodwill Amortization of Banco Sudameris - the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012,  Banco Santander timely presented its appeals, which are pending with CARF, On September 30, 2020, the amounts related to these proceedings totaled approximately R$644 million,

IRPJ and CSLL - - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S,A, (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005, The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S,A and Real Vida Previdência  S,A, by AAB Dois Par should be taxed by the rate of 34% instead 15%, The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly, The administrative ended unfavorably, On July, 2020, the company filed a lawsuit seeking to cancel tax debts, This lawsuit is currently awaiting judgment,, The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S,A, stockholder,  As of September 30, 2020, the amount related to this lawsuit is approximately R$487 million,

The labor claims with classification of loss risk as possible totaled R$210 million in Consolidated, excluding the lawsuits below:

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S,A, - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975, The judgment granted the correction but only in the periods in which no other form of adjustment could be applied, The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%, In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment, The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim,

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,665 million in Consolidated, being the main lawsuits as follow:

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet,

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S,A, on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo),

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits, in the amounts of R$102,977, R$213 and R$639 (12/31/2019 - R$102,481, R$213 and R$578 in the Bank and in the Consolidated) in the Bank and in the Consolidated , respectively, recorded in other obligations - miscellaneous (Note 16) under the responsibility of the former controlling shareholders of banks and acquired companies, Based on the contracts signed, these actions are guaranteed full reimbursement by the former controlling shareholders, whose respective rights were accounted for in other credits - miscellaneous (Note 10),

18.   Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares, Any capital increase that exceeds this limit will require stockholders' approval,

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value,

						Thousands of Shares
			09/30/2020			12/31/2019
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	117,247	142,822	260,069	90,069	115,785	205,854
Foreign Residents	3,701,448	3,537,014	7,238,462	3,728,626	3,564,051	7,292,677
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(18,838)	(18,838)	(37,676)	(16,702)	(16,702)	(33,404)
Total Outstanding	3,799,857	3,660,998	7,460,855	3,801,993	3,663,134	7,465,127

b) Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation, Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank,

Dividend payments have been calculated and paid in accordance with Brazilian Corporate Law,

Prior to the Annual Stockholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on: (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves, These dividends are fully attributed to the mandatory dividend,

Resolution No, 4820, of May 29, 2020, prohibits the institutions authorized to operate by the Central Bank of Brazil from paying interest on own capital and dividends above the mandatory minimum established in the bylaws, including in advance, until December 31 December 2020, The rule also prohibits the reduction of capital stock, except in specific situations and the increase in the remuneration of its officers, administrators and members of the Board of Directors and the Fiscal Council,

The following distribution of dividends and interest on capital made on September 30, 2020 and December 31, 2019,

							09/30/2020
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1)(3)	890,000	113,7129	125,0842	238,7972	96,6560	106,3216	202,9776
Interest on Capital (2)(3)	770,000	98,3793	108,2172	206,5965	83,6224	91,9846	175,6070
Total	1,660,000

(1) Deliberated by the Board of Directors on April 27, 2020, paid on June 24, 2020, without any monetary restatement,

(2) Deliberated by the Board of Directors on July 28, 2020, paid on September 25, 2020, without any monetary restatement,

(3) They were fully imputed to the minimum mandatory dividends to be distributed by the Bank for the fiscal year 2020,

							12/31/2019
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
Interest on Capital (1) (6)	1,000,000	127,5853	140,3438	267,9291	108,4475	119,2922	227,7397
Interest on Capital (2) (6)	1,000,000	127,6399	140,4039	268,0438	108,4939	119,3433	227,8373
Interest on Capital (3) (6)	1,000,000	127,6610	140,4271	268,0881	108,5119	119,3631	227,8750
Interest on Capital (4) (6)	1,010,000	128,9673	141,8641	270,8314	109,6222	120,5844	230,2066
Interim Dividends (5) (6)	6,790,000	867,0180	953,7197	1,820,7377	-	-	-
Total	10,800,000

(1) Deliberated by the Board of Directors on March 29, 2019, paid on May 28, 2019, without any monetary restatement,

(2) Deliberated by the Board of Directors on June 28, 2019, paid on July 31, 2019, without any monetary restatement,

(3) Deliberated by the Board of Directors on September 30, 2019, paid on October 30, 2019, without any monetary restatement,

(4) Deliberated by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any monetary restatement,

(5) Deliberated by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any monetary restatement,

(6) The amount of interest on own capital and interim dividends was fully imputed to the minimum mandatory dividends distributed by the Bank for the year 2019,

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital, This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital,

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase; or payment of dividends to preferred shares under certain circumstances,

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital, This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of stockholders remuneration,

d) Treasury Shares

In the meeting held on November 1, 2019, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 5, 2019, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold,

The Buyback Program will cover the acquisition up to 37,256,072 Units, representing 37,256,072 common shares and 37,256,072 preferred shares, which, on December 31, 2019, corresponded to approximately 1% of the Bank’s share capital, On December 31, 2019, the Bank held 15,843,587 common shares and 15,843,587 preferred shares being traded,

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans, The term of the Buyback Program is 12 months counted from November 5, 2019, and will expire on November 4, 2020,

Bank/Consolidated
Shares in Thousands

	09/30/2020	12/31/2019
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	16,702	13,317
Shares Acquisitions	5,052	6,465
Payment - Share-Based Compensation	(2,916)	(3,080)
Treasury Shares at Beginning of the Period	18,838	16,702
Subtotal - Treasury Shares in Thousands of Reais	$789,832,34	$679,364
Issuance Cost in Thousands of Reais	$1,771,30	$1,771
Balance of Treasury Shares in Thousands of Reais	791,603,65	$681,135

Cost/Share Price	Units	Units
Minimum Cost	$7,55	$7,55
Weighted Average Cost	$33,24	$32,10
Maximum Cost	$49,55	$49,55
Share Price	$29,89	$42,60

(*) Considering since the beginning of operations on the stock exchange,

e) Minority Interest

	Stockholders’ Equity				Non Controlling Interest
	09/30/2020	12/31/2019	07/01 a 09/30/2020	01/01 a 09/30/2020	07/01 a 09/30/2019	01/01 a 09/30/2019
Banco RCI Brasil S,A, (Note 2,b)	849,394	790,340	23,462	83,540	(34,134)	(90,309)
Banco Hyundai Capital Brasil S,A,	158,835	148,589	2,017	10,246	1,715	2,888
Banco PSA (Note 2,b)	139,099	131,222	2,666	7,878	(2,966)	(10,683)
Rojo Entretenimento S,A,	7,149	7,245	(61)	(96)	(57)	(121)
Santander Leasing (Note 2,b)	-	447	(0)	(444)	(4)	(4)
Olé Consignado (Note 2,b)	-	617,518	-	-	(50,097)	(150,401)
FI RN Brasil - Financiamento de Veículos (1)	-	-	-	-	(1,299)	(8,250)
Getnet S,A, (Note 2,c)	-	-	-	-	-	(3,962)
Santander FI SBAC	-	-	-	-	(1,374)	(3,359)
FI Direitos Creditórios RCI Brasil I (1)	-	-	-	-	-	(4,117)
Return Capital Serviços de Recuperação de Créditos S,A, (Note 2,c)	-	-	-	-	(1,196)	(2,257)
Total	1,154,477	1,695,361	28,084	101,124	(89,412)	(270,575)

(1) Investment funds closed during 2019,

19.   Related Parties

a) Key Management Personnel Compensation

The Bank's Board of Directors' Meeting held on March 26, 2020 approved, in accordance with the favorable recommendation of the Compensation Committee, the proposal for the maximum global compensation for the Directors (Board of Directors and Executive Board) for the year 2020, in the amount up to R$400,000, covering fixed, variable and share-based compensation and other benefits, The proposal was the subject of a resolution at the Annual General Meeting (AGM) to be held on April 30, 2020,

a,1) Long Term Benefits

The Bank, as well as Banco Santander Espanha, as well as other subsidiaries of the Santander Group in the world, has long-term remuneration programs linked to the performance of the market price of its shares, based on the achievement of goals (Note 26),

a,2) Short Term Benefits

The following table shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as an expense in the period ended September 30, 2020 and 2019, by Banco Santander and its subsidiaries to their Directors for the positions they hold Banco Santander and other companies of the Santander Conglomerate,

The amounts related to the Variable and Share-Based Compensation will be paid in the subsequent periods,

	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019
Fixed Compensation	21,715	67,348	17,472	68,923
Variable Compensation - in cash	11,621	71,808	24,371	61,450
Variable Compensation - in shares	19,379	67,953	9,855	66,996
Others	12,202	35,362	14,724	33,178
Total Short-Term Benefits	64,917	242,471	66,421	230,547
Variable Compensation - in cash	8,950	86,933	18,025	79,274
Variable Compensation - in shares	28,277	84,422	8,137	77,169

Total Long-Term Benefits	37,227	171,355	26,162	156,443
Total	102,144	413,826	92,583	386,990

Additionally, in the third quarter of 2020, charges on Management's remuneration were paid in the amount of R$21,525 (2019 - R$35,128),

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation and its benefits will be discontinued,

c) Lending Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6 and 7 of CMN Resolution nº 4,693/18, article 34 of Law 6,404/76 "Law of Corporations" and the Policy for Transactions with Related Parties of Santander published on the Investor Relations website, being considered related parties:

(1)            its controllers, natural or legal persons, under the terms of art, 116 of the Law of Corporations;

(2)            its directors and members of statutory or contractual bodies;

(3)            in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

(4)            natural persons with qualified equity interest in their capital;

(5)            corporate entities with qualified equity interest in their capital;

(6)            legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7)            legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

(8)            legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution,

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
						09/30/2020
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B,V, (1)	1,809,583	47,4%	1,733,644	47,1%	3,543,227	47,3%
Grupo Empresarial Santander, S,L, (GES) (1)	1,107,673	29,0%	1,019,645	27,7%	2,127,318	28,4%
Banco Santander, S,A, (1)	521,964	13,7%	519,268	14,1%	1,041,232	13,9%
Employees	2,579	0,1%	2,589	0,1%	5,168	0,1%
Directors (*)	4,968	0,1%	4,968	0,1%	9,936	0,1%
Others	353,090	9,2%	380,884	10,4%	733,974	9,8%
Total Outstanding	3,799,857	99,5%	3,660,998	99,5%	7,460,855	99,5%
Treasury Shares	18,838	0,5%	18,838	0,5%	37,676	0,5%
Total	3,818,695	100,0%	3,679,836	100,0%	7,498,531	100,0%
Free Float (2)	355,669	9,3%	383,473	10,4%	739,142	9,9%

						Shares in Thousands
						12/31/2019
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B,V, (1)	1,809,583	47,4%	1,733,644	47,1%	3,543,227	47,3%
GES (1)	1,107,673	29,0%	1,019,645	27,7%	2,127,318	28,4%
Banco Santander, S,A, (1)	521,964	13,7%	519,268	14,1%	1,041,232	13,9%
Employees	2,526	0,1%	2,533	0,1%	5,059	0,1%
Directors (*)	4,525	0,1%	4,525	0,1%	9,050	0,1%
Others	355,722	9,3%	383,519	10,4%	739,241	9,9%
Total Outstanding	3,801,993	99,6%	3,663,134	99,6%	7,465,127	99,6%
Treasury Shares	16,702	0,4%	16,702	0,6%	33,404	0,4%
Total	3,818,695	100,0%	3,679,836	100,0%	7,498,531	100,0%
Free Float (2)	358,248	9,4%	386,053	10,5%	744,301	9,9%

(1)  Companies of the Santander Spain Group,

(2)  Composed of Officials and Others,

(*)    None of the members of the Board of Directors and the Executive Board holds 1,0% or more of any class of shares,

e) Related Party Transactions

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions included in the policy are carried out in view of the interests of Banco Santander and its shareholders, The policy defines powers to approve certain transactions by the Board of Directors, The envisaged rules are also applied to all employees and managers of Banco Santander and its subsidiaries,

The operations and remuneration of services with related parties are carried out in the normal course of business and under conditions of exchange, including interest rates, terms and guarantees, and do not involvee risks greater than the normal collection or have other disadvantages,

						Bank						Consolidated
	Assets		Income	Assets		Income	Assets		Income	Assets		Income
	(Liabilities)		(Expenses)	(Liabilities)		(Expenses)	(Liabilities)		(Expenses)	(Liabilities)		(Expenses)
	09/30/2020	07/01 to 09/30/2020	01/01 to 09/30/2020	12/31/2019	07/01 a 09/30/2019	01/01 a 09/30/2019	09/30/2020	07/01 to 09/30/2020	01/01 to 09/30/2020	12/31/2019	07/01 a 09/30/2019	01/01 a 09/30/2019
Cash	2,039,210	-	-	840,686	-	-	2,184,754	-	-	1,106,373	-	-
Banco Santander Espanha (2)	1,963,466	-	-	770,425	-	-	2,109,010	-	-	1,089,578	-	-
Others	75,744	-	-	70,261	-	-	75,744	-	-	16,795	-	-
Interbank Investments	75,528,506	912,223	2,493,734	76,904,602	1,583,501	3,862,851	-	190	8,094	4,111,489	20,799	83,305
Aymoré CFI (3)	44,735,223	615,836	1,844,679	42,683,530	1,151,797	2,671,353	-	-	-	-	-	-
Banco Santander Espanha (1) (2)	-	191	8,067	4,111,489	20,779	83,183	-	190	8,094	4,111,489	20,799	83,305
Bandepe(3)	23,615,621	120,632	412,731	10,051,166	47,043	91,036	-	-	-	-	-	-
Olé Consignado (3)	-	-	-	12,412,492	269,436	777,272	-	-	-	-	-	-
Others	7,177,662	175,564	228,257	7,645,925	94,446	240,007	-	-	-	-	-	-
Securities	311,002	1,671	8,189	375,377	2,013	12,963	-	-	-	-	-	-
Santander Leasing (3)	311,002	1,671	8,189	375,377	2,013	12,963	-	-	-	-	-	-
Derivatives Financial Instruments - Net	(5,167,156)	(461,687)	774,070	(1,004,057)	(223,871)	(1,376)	(3,516,936)	115,302	(1,708,155)	(1,172,059)	(193,417)	91,325
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(377,014)	170,660	(373,448)	(113,931)	-	714,263	(377,014)	170,660	(373,448)	(113,931)	-	714,263
Banco Santander Espanha (2)	(3,145,292)	(57,555)	(1,265,171)	(1,026,552)	(157,159)	(557,180)	(3,139,922)	(55,502)	(1,334,989)	(1,058,128)	(193,429)	(622,994)
Santander FI Hedge Strategies (3) (Nota 2)	(831,834)	93,464	1,466,751	255,838	1,022,432	1,023,440	-	-	-	-	-	-
Santander FI Diamantina (3)	(873,127)	(580,800)	884,716	(201,763)	(1,108,159)	(1,339,085)	-	-	-	-	-	-
Key Management Personnel	-	144	282	-	12	55	-	144	282	-	-	-
Others	60,111	(87,600)	60,940	82,351	19,003	157,131	-	-	-	-	12	56
Interfinancial Relations	13,799,051	(1,620)	8,259	9,206,678	2,088	3,939	-	-	-	-	-	-
Getnet S,A, (Nota 12) (3) (7)	13,794,491	292	5,595	9,198,824	985	1,879	-	-	-	-	-	-
Santander Leasing (3)	4,560	(1,912)	2,664	7,854	1,103	2,060	-	-	-	-	-	-
Loan Operations	1,372,434	270	716	616,157	83	344	69,993	277	738	11,284	85	349
Getnet S,A,	1,302,618	-	-	605,157	-	-	-	-	-	-	-	-
Gestora de Inteligência de Crédito	38,038	-	-	-	-	-	38,038	-	-	-	-	-
Loop Gestão de Pátios S,A,	13,439	-	-	-	-	-	13,439	-	-	-	-	-
Key Management Personnel (9)	18,339	270	716	11,000	83	344	18,516	277	738	11,284	85	349
Dividends and Bonuses Receivables	162,052	-	-	280,499	-	-	14	-	-	20,367	-	-
Aymoré CFI(3)	-	-	-	37,949	-	-	-	-	-	-	-	-
Banco RCI Brasil S,A,(3)	-	-	-	25,091	-	-	-	-	-	-	-	-
Webmotors S,A(5)	-	-	-	-	-	-	14	-	-	20,367	-	-

Getnet S,A,(3)	-	-	-	67,518	-	-	-	-	-	-	-	-
Sancap Investimentos e Participações S,A, (3)	-	-	-	64,594	-	-	-	-	-	-	-	-
Olé Consignado	-	-	-	75,000	-	-	-	-	-	-	-	-
Santander Brasil EFC (3)	155,661	-	-	-	-	-	-	-	-	-	-	-
Santander Leasing(3)	2,105	-	-	-	-	-	-	-	-	-	-	-
Santander Corretora de Seguros (3)	4,286	-	-	-	-	-	-	-	-	-	-	-
Others	-	-	-	10,347	-	-	-	-	-	-	-	-
Trading Account	689,663	666	4,782	504,782	251	1,327	689,663	666	90,030	504,782	9,797	(2,744)
Banco Santander Espanha(2)	689,663	666	4,782	504,782	251	1,327	689,663	666	90,030	504,782	9,797	(2,744)
Foreign Exchange Portfolio - Net	253,553	(105,557)	775,828	294,581	(158,695)	(162,896)	253,553	(105,557)	775,828	294,581	(158,211)	(162,896)
Banco Santander Espanha(2)	253,553	(105,622)	775,703	294,581	(158,801)	(163,002)	253,553	(105,622)	775,703	294,581	(158,239)	(163,002)
Key Management Personnel	-	65	125	-	106	106	-	65	125	-	28	106
Income Receivable	875,840	582,722	1,542,352	884,878	522,712	1,601,456	878,534	1,085,719	2,199,978	901,574	407,379	1,957,838
Zurich Santander Brasil Seguros e Previdência S,A,(8)	806,129	524,463	1,374,213	826,100	464,598	1,425,712	808,823	1,113,342	2,076,659	842,796	387,685	1,781,615
Zurich Santander Brasil Seguros S,A,(8)	69,711	58,259	168,139	58,778	58,114	175,744	69,711	(27,623)	123,319	58,778	19,694	176,223
Receivables from Affiliates	51,723	136,545	453,301	19,396	155,687	515,804	5,572	1,083	6,130	5,022	2,825	6,948
Aymoré CFI (3)	-	84,217	304,949	-	118,099	361,150	-	-	-	-	-	-
Santander CCVM (3)	-	17,348	50,394	-	16,358	42,863	-	-	-	-	-	-
Santander Brasil Consórcio (3)	604	5,739	16,257	-	5,080	14,256	-	-	-	-	-	-
Santander Corretora de Seguros(3)	-	8,400	25,199	-	8,400	24,216	-	-	-	-	-	-
Santander Brasil Gestão de Recursos Ltda	169	1,057	5,500	-	-	-	169	1,057	5,500	169	2,082	4,021
Santander Brasil Gestão de Recursos Ltda	-	-	-	-	-	-	532	-	-	-	-	-
Esfera Fidelidade S,A,	4,456	770	2,310	10,064	-	-	-	-	-	-	-	-
Banco Santander Espanha (2)	4,516	-	-	4,516	-	-	4,516	-	-	4,516	-	-
Santander FI Hedge Strategies(3) (Nota 2)	6,347	1,035	3,464	2,883	-	-	-	-	-	-	-	-
Getnet S,A, (3) (7)	316	1,609	4,612	316	1,774	33,644	-	-	-	-	-	-
Ben Benefícios e Serviços S,A,	-	146	440	-	196	196	-	-	-	-	-	-
Bandepe	-	93	281	-	-	-	-	-	-	-	-	-
Produban Sreviços de Informatica S,A, (4)	32,190	244	733	-	-	-	-	-	-	-	-	-
Santander fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no exterior (3)	1,671	10,337	25,118	-	-	-	-	-	-	-	-	-
Others	1,454	5,550	14,044	1,617	5,780	39,479	355	26	630	337	743	2,927
Non Operating Income	-	-	168,588	-	-	-	-	-	168,588	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S,A,	-	-	168,588	-	-	-	-	-	168,588	-	-	-
Other Receivables - Others	2,485,181	32,803	187,577	307,201	101,148	286,227	2,519,079	125,228	163,187	347,335	18,095	41,820
Gesban Servicios Administrativos Globales, S,L,	-	-	-	-	-	-	-	-	8,006	-	-	-
Banco Santander Espanha (2)	2,475,527	-	-	273,232	6,448	6,448	2,519,029	-	(35)	347,335	6,415	6,371
Santander Capitalização S,A, (3)	6,105	18,802	148,786	29,749	85,173	250,398	-	-	-	-	-	-
Banco Santander International (4)	-	10,506	34,227	-	9,039	26,515	-	10,506	34,227	-	9,039	26,515
Santander Securities Services Brasil DTVM S,A,(4)	-	374	1,124	-	371	1,112	-	2,131	6,394	-	2,127	6,382
Key Management Personnel	-	25	118	-	70	167	-	43	186	-	92	263
Others	3,549	3,096	3,322	4,220	47	1,587	50	112,548	114,409	-	422	2,289
Deposits	(24,972,500)	269,259	679,534	(12,220,825)	(605,588)	(530,963)	(1,021,988)	(682)	(17,285)	(1,073,134)	(14,061)	(98,734)
Santander Leasing	(289,186)	(1,438)	(2,522)	(64,547)	(1,100)	(8,037)	-	-	-	-	-	-
Banco Santander Espanha	(14,240)	-	-	(12,294)	-	-	(57,690)	-	-	-	-	-
Aymoré CFI	(766,974)	(4,293)	(24,141)	(672,355)	(26,526)	(168,512)	-	-	-	-	-	-

Zurich Santander Brasil Seguros e Previdência S,A	(263,877)	-	-	(199,934)	-	-	(263,877)	-	-	-	-	-
Zurich Santander Brasil Seguros S,A	(26,438)	-	-	-	-	-	(26,438)	-	-	(199,934)	-	-
Santander Brasil Gestão de Recursos Ltda,(4)	(79)	(583)	(3,757)	(332,916)	(4,432)	(12,061)	(79)	(583)	(3,757)	(332,916)	(4,432)	(12,061)
Fundo de Investimento Santillana (4)	(10)	3,314	-	(20,571)	-	(58,239)	(10)	3,314	-	(20,571)	-	(58,239)
Santander Securities Services Brasil DTVM S,A,	(540,292)	(2,864)	(11,962)	(404,427)	(7,773)	(22,450)	(540,292)	(2,864)	(11,962)	-	(7,773)	(22,450)
Santander Securities Services Brasil Participações S,A, (4)	-	-	-	-	-	-	-	-	-	(404,427)	-	-
Santander Brasil Consórcio (3)	(1,057)	(4)	(16)	-	(16)	(49)	-	-	-	-	-	-
Santander FI Hedge Strategies (3) (Nota 2)	-	-	-	(745,350)	(405,299)	(85,497)	-	-	-	-	-	-
Santander FI Diamantina(3)	(22,348,749)	282,270	734,880	(8,920,327)	(141,032)	(141,032)	-	-	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S,A,	(7,468)	-	(1)	-	(596)	(2,604)	(7,468)	-	(1)	-	-	-
Key Management Personnel	(32,914)	(148)	(700)	(36,068)	(727)	(1,710)	(32,914)	(148)	(700)	(36,104)	(727)	(1,710)
Others	(681,216)	(6,995)	(12,247)	(812,036)	(18,087)	(30,772)	(93,220)	(401)	(865)	(79,182)	(1,129)	(4,274)
Repurchase Commitments	(8,967,655)	(83,136)	(170,503)	(5,691,457)	(77,943)	(234,487)	(2,431,698)	(11,551)	(34,375)	-	(3)	(12)
Santander FI Amazonas(3)	(378,821)	(2,350)	(5,560)	(131,317)	(4,644)	(12,197)	-	-	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S,A,	(192,353)	(4,357)	(6,163)	-	-	-	(192,353)	(4,357)	(6,163)	-	-	-
Apolo Fundo de Investimento em Direitos Creditórios	(76,428)	(592)	(592)	-	-	-	(76,428)	(592)	(592)	-	-	-
Santander Leasing(3)	(1,324,636)	(9,540)	(29,997)	(1,253,584)	(21,091)	(63,626)	-	-	-	-	-	-
Santander CCVM(3)	(184,283)	(862)	(2,936)	(97,488)	(1,575)	(3,820)	-	-	-	-	-	-
Santander FI SBAC(3)	(3,107,928)	(51,443)	(71,027)	(2,713,050)	(35,316)	(112,835)	-	-	-	-	-	-
Santander FI Guarujá(3)	(458,776)	(2,173)	(9,034)	(372,545)	(5,217)	(15,481)	-	-	-	-	-	-
Santander FI Diamantina(3)	(557,499)	4,914	(1,148)	(255,043)	(867)	(2,161)	-	-	-	-	-	-
Santander FI Unix(3)	(26,601)	(130)	(2,462)	(366,357)	(5,507)	(15,522)	-	-	-	-	-	-
Fundo de Investimento Santillana (4)	(2,162,914)	(6,602)	(27,613)	-	-	-	(2,162,914)	(6,602)	(27,613)	-	-	-
Others	(497,264)	(10,001)	(13,964)	(502,073)	(3,723)	(8,833)	(3)	-	-	-	-	-
Key Management Personnel	(152)	-	(7)	-	(3)	(12)	-	-	(7)	-	(3)	(12)
Funds from Acceptance and Issuance of Securities	(101,794)	(869)	(2,828)	(89,074)	(2,033)	(4,512)	(101,794)	(869)	(2,828)	(89,074)	(2,033)	(4,512)
Key Management Personnel	(101,794)	(869)	(2,828)	(89,074)	(2,033)	(4,512)	(101,794)	(869)	(2,828)	(89,074)	(2,033)	(4,512)
Loan and Onlendings	(13,235,044)	(1,629)	(3,012)	(2,581,530)	-	-	(8,475,700)	(1,629)	(3,012)	-	-	-
Banco Santander Río S,A,	-	-	-	-	-	-	-	-	-	-	-	-
Banco Santander México (4)	(11,504)	-	-	-	-	-	(11,504)	-	-	-	-	-
Banco Santander Espanha (2)	(8,464,196)	(1,629)	(3,012)	-	-	-	(8,464,196)	(1,629)	(3,012)	-	-	-
Santander Brasil EFC (3)	(4,759,344)	-	-	(2,581,530)	-	-	-	-	-	-	-	-
Dividends and Bonuses in Paying	-	1,042	(9,098)	(6,886,828)	-	-	-	1,042	(9,098)	(6,886,828)	-	-
Banco Santander Espanha (2)	-	-	-	(1,067,623)	-	-	-	-	-	(1,067,623)	-	-
Sterrebeeck B,V, (2)	-	-	-	(3,629,772)	-	-	-	-	-	(3,629,772)	-	-
GES (2) (4)	-	-	-	(2,177,207)	-	-	-	-	-	(2,177,207)	-	-
Banco Madesant(4)	-	-	-	(1,948)	-	-	-	-	-	(1,948)	-	-
Key Management Personnel (11)	-	1,042	(9,098)	(10,278)	-	-	-	1,042	(9,098)	(10,278)	-	-
Payables from Affiliates	(492,470)	(207,333)	(1,307,507)	(127,148)	(252,081)	(567,769)	(381,606)	(221,427)	(992,597)	(28,349)	(20,979)	(293,732)
Santander Brasil Tecnologia S,A, (3)	(4,353)	51,473	(165,113)	(46)	40,586	(121,228)	-	-	-	-	-	-
Banco Santander Espanha	(154,120)	(57,049)	(668,504)	-	(176)	(1,154)	(154,141)	(57,049)	(668,504)	(21)	(178)	(1,155)
Santander Corretora de Seguros (3)	(11,675)	(29,790)	(121,559)	(12,127)	(38,624)	(100,005)	-	-	-	-	-	-
Getnet S,A, (3)	(14,626)	(5,895)	(17,175)	(12,886)	(7,035)	(22,317)	-	-	-	-	-	-
Santander Securities Services Brasil DTVM S,A,	(8,769)	(12,271)	(35,234)	-	(12,516)	(36,457)	(8,769)	(12,271)	(35,234)	(5,066)	(12,516)	(36,457)
Santander Leasing(3)	(79,374)	-	-	(79,387)	-	(33,309)	-	-	-	-	-	-

Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S,A (Santander Brasil Asset) (4)	(7,203)	-	-	-	-	-	(7,203)	(170)	(429)	(14,406)	190	(722)
Santander Global Technology, S,L,, SOCI	(211,095)	(104,500)	(224,003)	(8,240)	(225,465)	(225,465)	(211,095)	(104,726)	(224,618)	(8,240)	-	(226,488)
Others	(1,255)	(49,301)	(75,919)	(14,462)	(8,851)	(27,834)	(398)	(47,211)	(63,812)	(616)	(8,475)	(28,910)
Subordinated Debts	(14,473,733)	(754,411)	(5,060,110)	(10,175,961)	(1,088,566)	(1,477,614)	(14,473,733)	(754,411)	(5,060,110)	(10,175,961)	(1,088,566)	(1,477,614)
Banco Santander Espanha (2) (6)	(14,473,733)	(754,411)	(5,060,110)	(10,175,961)	(1,088,566)	(1,477,614)	(14,473,733)	(754,411)	(5,060,110)	(10,175,961)	(1,088,566)	(1,477,614)
Donations	-	(4,100)	(12,400)	-	-	-	-	(4,430)	(13,560)	-	(2,078,575)	(2,087,500)
Santander Cultural	-	-	-	-	-	-	-	-	-	-	(1,036,725)	(1,037,500)
Fundação Sudameris	-	(4,100)	(12,400)	-	-	-	-	(4,100)	(12,400)	-	(1,041,850)	(1,050,000)
Fundação Santander	-	-	-	-	-	-	-	(330)	(1,160)	-	-	-
Other Payables - Others	(4,882,838)	(384,135)	(1,314,195)	(3,926,496)	(762,114)	(1,364,579)	(447,355)	(200,787)	(743,346)	(379,980)	(264,558)	(696,908)
Banco Santander Espanha(2)	-	-	(1,837)	-	(4,007)	(4,007)	(2,865)	(24)	(1,967)	(1,277)	-	(4,007)
TecBan (5)	-	(88,161)	(274,477)	-	(255,452)	(255,452)	-	(88,161)	(274,477)	-	-	(255,452)
Santander Brasil Tecnologia S,A,(3)	-	(57,248)	(168,228)	-	(62,390)	(190,803)	-	-	-	-	-	-
Aquanima Brasil Ltda,(4)	-	(7,726)	(22,334)	-	(7,109)	(20,934)	-	(7,771)	(22,468)	-	(7,149)	(20,986)
Santander Securities Services Brasil DTVM S,A,	-	(508)	(2,528)	-	(831)	(2,530)	-	(508)	(2,528)	-	(831)	(2,530)
Zurich Santander Brasil Seguros e Previdência S,A,(8)	-	-	-	-	-	-	(19,954)	(4,432)	(16,633)	(21,219)	(6,304)	(17,801)
Getnet S,A, (3)	(4,468,127)	(142,969)	(461,325)	(3,573,943)	(193,537)	(524,140)	-	-	-	-	-	-
SANTANDER GLOBAL TECHNOLOGY, S,L,, SOCI	-	(2,858)	(9,540)	-	-	-	-	(2,858)	(9,540)	-	-	-
Key Management Personnel	(414,688)	(91,494)	(371,481)	(352,553)	(234,705)	(360,272)	(422,980)	(102,144)	(413,826)	(357,249)	(250,350)	(395,082)
Others	(23)	6,829	(2,445)	-	(4,083)	(6,441)	(1,556)	5,111	(1,907)	(235)	76	(1,050)
Guarantees and Limits (10)	8,731	15	42	5,010	-	-	8,731	15	42	5,010	-	-
Key Management Personnel (9)	8,731	15	42	5,010	-	-	8,731	15	42	5,010	-	-

(1) Controller - Banco Santander is indirectly controlled by Banco Santander Espanha (Notes 1 and 26,d), through the subsidiaries GES and Sterrebeeck B,V,

(2) Direct or indirect subsidiary by Banco Santander,

(3) Direct or indirect subsidiary by Banco Santander Espanha,

(4) Jointly-controlled company - Banco Santander,

(5) Refers to the portion acquired by the Controller from the PR Optimization Plan carried out in the first half of 2014,

(6) Corresponds to receivables related to Acquiring,

(7) Significant influence of Banco Santander Espanha,

(8) As of 2019, the policy to carry out loans with key management personnel has changed and the balance of the contracted operations does not depend on the term of the mandates,

(9) Refers to the recording in the clearing accounts of Guarantees and Limits of credit operations with Key Management Personnel,

20.   Income from Services Rendered and Banking Fees

				Bank				Consolidated
	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019

Asset Management	142,750	435,962	193,320	540,198	261,984	740,246	291,237	807,676
Checking Account Services	1,020,037	2,903,486	976,012	2,817,598	1,021,553	2,907,836	995,091	2,855,773
Lending Operations and Income from Guarantees Provided	275,271	787,311	250,661	735,815	378,176	1,048,531	350,473	1,016,038
Lending Operations	94,299	311,167	112,454	322,943	197,204	572,387	212,266	603,166
Income Guarantees Provided	180,972	476,144	138,207	412,872	180,972	476,144	138,207	412,872
Insurance Fees	471,867	1,546,511	593,628	1,798,574	745,333	2,209,539	771,170	2,285,355
Cards (Debit and Credit) and Acquiring Services	954,141	2,696,950	1,001,687	3,081,695	1,406,512	3,968,519	1,462,043	4,548,407
Collection	375,573	1,091,346	380,111	1,130,989	368,629	1,086,272	381,201	1,133,797
Brokerage, Custody and Placement of Securities	293,575	628,794	239,312	622,461	361,015	838,477	317,195	774,166
Others	83,265	183,412	69,054	187,650	203,142	531,269	181,895	460,311
Total	3,616,479	10,273,772	3,703,785	10,914,980	4,746,344	13,330,689	4,750,305	13,881,523

21.   Personnel Expenses

				Bank				Consolidated
	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019

Compensation	931,392	2,758,105	973,587	2,886,565	1,045,482	3,112,134	1,094,511	3,254,268
Charges	334,987	993,298	338,104	1,016,275	386,393	1,161,786	400,936	1,194,126
Benefits	301,594	932,903	351,326	1,015,876	344,688	1,069,051	400,409	1,151,252
Training	6,128	29,316	13,363	38,937	7,893	33,335	16,353	44,437
Others	841	3,669	2,155	6,626	13,938	43,714	2,498	8,067
Total	1,574,942	4,717,291	1,678,535	4,964,279	1,798,394	5,420,020	1,914,707	5,652,150

22.   Other Administrative Expenses

				Bank				Consolidated
	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019

Depreciation and Amortization	679,635	1,937,155	560,404	1,639,284	773,634	2,285,648	702,611	2,053,665
Outsourced and Specialized Services	484,077	1,367,295	467,875	1,388,194	613,164	1,785,083	591,770	1,753,297
Communications	94,596	277,680	95,768	290,759	98,516	293,226	101,998	309,098
Data Processing	770,293	2,089,172	590,199	1,770,779	739,835	2,061,273	606,516	1,801,173
Advertising, Promotions and Publicity	112,561	323,764	115,140	320,537	141,949	417,621	147,702	447,087
Rentals	197,506	592,771	191,397	570,648	199,936	604,073	198,179	591,674
Transportation and Travel	16,303	62,279	37,397	109,720	19,755	78,308	47,871	139,733
Financial System Services	61,443	190,877	53,548	167,588	75,542	244,055	72,831	217,637
Security and Money Transport	141,933	433,675	143,459	453,031	142,223	434,497	144,343	455,453
Asset Maintenance and Upkeep	75,364	206,704	63,928	174,819	82,632	229,756	66,277	185,178
Water, Electricity and Gas	39,997	139,265	46,425	155,572	40,634	142,006	47,584	159,507
Materials	4,258	44,461	12,053	32,721	8,829	53,946	14,998	37,581

Others	194,722	487,443	156,859	403,322	273,354	713,993	227,065	636,713
Total	2,872,688	8,152,541	2,534,452	7,476,974	3,210,003	9,343,485	2,969,745	8,787,796

23.   Other Operating Income

				Bank				Consolidated
	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019

Net Income Pension and Capitalization	-	-	-	-	156,350	404,024	128,922	388,975
Reversal of Operating Provisions - Fiscal (Note 17,c)	187,282	199,760	-	-	183,709	203,992	-	-
Provision for Financial Guarantees (Note 16,a)	7,327	7,327	10,812	36,294	7,327	7,327	10,812	36,294
Monetary Adjustment of Escrow Deposits	9,562	203,662	99,874	387,814	12,592	235,032	119,091	449,123
Recoverable Taxes	8,371	112,621	16,220	50,745	12,009	133,143	24,040	76,725
Recovery of Charges and Expenses	208,814	809,875	192,386	581,675	184,229	658,510	138,573	398,860
Monetary Variation	-	-	24,287	50,598	-	3	24,851	51,663
Others (2)	712,893	2,134,235	1,022,930	1,484,365	959,637	3,052,795	1,252,393	1,923,039
Total	1,134,249	3,467,480	1,366,509	2,591,491	1,515,853	4,694,826	1,698,682	3,324,679

24.   Other Operating Expenses

				Bank				Consolidated
	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019

Operating Provisions
Fiscal (Note 17,c)	-	-	240,519	256,397	-	-	245,773	246,706
Labor (Note 17,c)	205,056	719,009	343,483	607,735	221,375	756,160	359,594	666,871
Civil (Note 17,c)	250,010	442,471	338,548	430,904	296,851	570,942	433,782	594,565
Credit Cards	817,273	2,570,997	1,091,252	3,237,147	771,789	2,193,717	853,592	2,304,505
Actuarial Losses - Pension Plan	55,962	194,347	93,457	203,336	55,946	195,414	94,504	203,601
Legal Fees and Costs	29,856	71,756	30,995	111,038	30,425	75,308	18,114	114,428
Serasa and SPC (Credit Reporting Agency)	18,256	43,341	16,726	49,844	18,660	44,914	17,248	51,231
Brokerage Fees	20,922	61,772	21,339	69,851	20,045	60,942	21,607	70,209
Commissions	267,326	568,958	241,056	483,732	553,969	1,482,937	569,970	1,423,139
Others (1)	421,020	2,867,006	457,516	1,666,630	900,128	4,332,401	1,009,105	3,209,743
Total	2,085,681	7,539,657	2,874,891	7,116,614	2,869,188	9,712,735	3,623,289	8,884,998

(1) In the period ended September 30, 2020 and 2019, it mainly includes monetary restatement on provisions for lawsuits and administrative and legal obligations, provisions for the benefit guarantee fund and other provisions,

25.   Non-Operating Income

				Bank				Consolidated
	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019	07/01 to 09/30/2020	01/01 to 09/30/2020	07/01 to 09/30/2019	01/01 to 09/30/2019

Result on sale of Investments	-	168,588	-	-	-	168,588	1,899	6,268
Result on Sale of Other Assets	15,273	45,880	(5,300)	1,273	14,256	35,406	(15,430)	(14,319)
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	2,367	13,027	13,131	11,417	3,334	23,742	27,707	(92,223)
Expense on Assets Not in Use	(13,914)	(38,020)	(12,394)	(40,856)	(13,997)	(38,196)	(13,072)	(41,797)
Gains (Losses) of Capital	6,776	6,037	(638)	333	6,760	3,783	(650)	(115)
Other Income (Expenses)	11,595	57,415	13,669	50,897	5,519	59,132	18,396	49,654
Total	22,098	252,928	8,468	23,064	15,872	252,455	18,850	(92,532)

26.   Employee Benefit Plans - Post-Employment Benefits

a) Share-based compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares, The members of Banco Santander 's Executive Board are eligible for these plans, in addition to the participants that were determined by the Board of Directors, whose choice will take into account seniority in the group, The members of the Board of Directors only participate in these plans when they hold positions in the Executive Board,

a,1) Local and Global Programs

Below are the long-term compensation programs and their characteristics,

Program	Plan	Liquidity Type	Vesting Period	Period of Exercise/Settlement
Local	Long-Term Incentive Plan - Private Ultra High (1)	Money	Dec/2017 to Dec/19	In March/2020 and March/2021
Global	Global Long-Term – ILP CRDIV - Granted 2015 (2) (3)	Santander Global Group Shares	2015 to 2018	In March/2019 and March/2020
Local	Long-Term Incentive Plan – Technology	Santander Brasil Bank Shares	Jul/2019 to Jun/2022	In July/2022
Local	Long-Term Incentive Plan – Pi Investments	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023
Local	Long-Term Incentive Plan – Ben'	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023
Local	Long-Term Incentive Plan – Sim	Ações Banco Santander Brasil	Jan/2020 a Dec/2022	In March/2023 and March/2024
Local	Long-Term Incentive Plan – High Performance	Ações Banco Santander Brasil	Sep/2020 a Aug/2023	In September/2023
Global	Long-Term Incentive Plan – DTA		2019 a 2022	From March/2023 to March/2030

(1) It aims at the growth and profitability of the Private business and the recognition of the Participant's contribution,

(2) Subject to the achievement of the Santander Group's RTA performance indicator, comparing the Group's evolution in this indicator with that of the main global competitors,

(3) The Plan does not cause dilution of the Bank's share capital, since it is paid in shares of Santander Spain, The type of settlement of the global program, grant 2015, was changed in March 2019, from Santander Global group shares, to cash,

a,1,a) Fair Value and Performance Parameters for Current Plans

i, Private Ultra High

Each participant had a reference value defined in Reais, if the indicators were reached, the percentage of achievement would be applied over the reference value, with the payment of the first installment in March 2020 and the second in March 2021,

After the performance parameter monitoring period ended in December 2019, the plan was terminated without payment of the intended remuneration,

ii, ILP Technologia

It is a retention plan for key positions launched in July/2019 where the participant must remain in employment until the payment date to be entitled to receive it,

Each executive had a reference value defined in Reais, which was converted into shares of Santander Brasil (SANB11) at a price of R$44,66, which will be delivered in July 2022, with a restriction of 1 year,

Payment is subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks,

	Number of	Grant	Group of	Exercise	Exercise
	Shares	Year	Employees	Start Date	End Date
ILP Tecnologia	123,158	2019	Executives	jul/2019	jun/2022
Balance of Plans on September 30, 2020	123,158

In 2020, there were no shares delivered or canceled in the plan,

iii, ILP Pi Investimentos

It is a retention plan for key positions launched in May/2019, where the participant must remain in employment until the payment date,

The agreed ILP values for each participant will be obtained from the determination of the achievement of indicators in two moments: 2020 and 2021,

Payment will be made in SANB11 shares, 50% in March 2022 and 50% in March 2023, with a restriction of 1 year after each payment and is subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks,

2020 Indicators	2021 Indicators
Active Customers - customers with average monthly balance	Active Customers - customers with average monthly balance
Portfolio (AuM) - volume distributed including account balance	Portfolio (AUM) - volume distributed including account balance
Revenue 2020	Revenue 2021
BAI (Profit before tax indicator)

In May 2020, the provision recorded for ILP Pi Investimentos was canceled and reversed, due to the impossibility of meeting the plan's performance target, The amount of the expense with the provision for this plan recorded up to 05/2020 was R$ 4,851,

iv, ILP Ben

It is a retention plan for key positions launched in May/2019, where the participant must remain in employment until the payment date,

The agreed ILP values for each participant will be obtained from the determination of the achievement of indicators in two moments: 2020 and 2021,

Payment will be made in SANB11 shares, 50% in March 2022 and 50% in March 2023, with a restriction of 1 year after each payment and is subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks,

Indicators
Number of PJ Clients	Number of PF Customers
Number of Accredited Establishments	Revenues
BAI

v, ILP DTA

This is an incentive plan to boost the digital transformation of Santander, launched in September / 2019, in which the participant must remain in employment until payment,

The eligible executives had a target defined in Reais and the payment will be calculated based on the measurement of the performance indicators in two moments: first period for measuring the fulfillment of key objectives (2019) and second period for determining the payment amount (2020, 2021 and 2022),

If the objectives of the plan are met, payment will be made in March 2023,

ILP DTA will be measured based on the performance of the following global initiatives:

•         Global Trade Service Platform (GTS)

•         Global Merchant Services (GMS) Platform

•         OpenBank (OB)

•         SuperDigital (SD)

Additional Objectives

•         Digital Assets

•         Digital Centers of Excellence

vi, ILP High Performance

It is an incentive plan for key positions launched in August / 2020 where the participant must remain in employment until the payment date to be entitled to receive it,

Each executive had a reference value defined in Reais, which was converted into shares of Santander Brasil (SANB11) at a price of R$ 29,18 and which will be delivered in September 2023, with a restriction of 1 year,

Payment is subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks,

a,2) Variable Remuneration Referenced to Shares

In the long-term incentive plan (deferral), the requirements for payment of future deferred installments of variable remuneration are determined, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital,

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees, The impacts on the result are recorded in the Personnel Expenses item, as follows:

			Bank		Consolidated
Program	Participant	Liquidity Type	01/01 a 09/30/2020	01/01 a 09/30/2019	01/01 a 09/30/2020	01/01 a 09/30/2019
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	-	-	-	-
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	-	-	-	-

27.   Risk Management, Capital and Sensitivity Analysis

a) Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management, It has specialized management structure for each risks listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, attending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability,

The fundamental principles that rule the risk governance model are:

•     All employees are responsible for the management of risk;

•     Senior Management Engagement;

•     Independence of risk control and management functions;

•     Comprehensive approach to management and control of risks;

•     Risk management and control must be based on timely, accurate and sufficiently granular management information,

A, Credit Risk

The credit risk management is based in monitoring of credit portfolio and new credit operation indicators, Considering the economic scenario, profitability and defaults projections are estimated under control of appetite for risk, These projections are the basis for a redefinition of credit policies, which affect both the credit evaluation for a specific customer as  customers with similar profile,

Another relevant aspect is the preventive management of credit, which is fundamental in maintaining the quality of Banco Santander's portfolio, The monitoring of the customer portfolio is a daily routine of the entire commercial area, with the support of the central areas,

To measure the quality of a client’s or facility’s credit, the Bank uses its own models score/rating, made by Metodology and independent Validation areas,

On credit restructuring and recovery the Bank uses specific collection teams, which may be:

• Internal teams specializing in with direct action against defaulting clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients,

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy (only credit rights), but the Santander may maintain relationships and transactional means with assigned clients,

Besides, the bank constitutes provision in accordance with the current legislation of Bacen and National Monetary System (Note 8,e),

B, Market Risk Management

The management of the market risk consists on developing, measuring and monitoring the use of limits previously approved in internal committees, relevant to the value at risk of the portfolios, the sensitivities arising from variation in market data (interest rates, indices, prices, exchange rates, etc,), liquidity gaps, among others, which might affect the positions of Banco Santander's portfolios in the various markets where it operates,

C, Operational Risk and Internal Controls

Santander's operational risk management model is based on best practices and its premise is to evaluate, monitor, control, implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and adopting the definition of the Basel Committee and Central Bank of Brazil for operational risks, Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to support the adequate management of operational risk,

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and SarbanesOxley - SOX (Security Exchange Commission),

D, Bank´s business is highly dependent on the proper functioning of information technology systems,

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks, The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively,

E, Compliance and Reputacional Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, advisory, risk assessment and corporate communication of standards and regulations to be applied to each businesses area of the Banco Santander,

F, Unit for the Anti Money Laundering (AML) and Coutering of Financing of Terrorism (CFT)

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the Bank's Know Your Customer guidelines, establishing policies, procedures, monitoring and culture related to the subject, Moreover analyzing the AML/CFT risks in the products and services monitoring the product´s risk and transactions carried out,

G, Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social-environmental practices used in business and stakeholder relations, These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention, In other to mitigate operational, capital, credit and reputational risk, Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects,

The commitments assumed in the PRSA are detailed in others Bank policies, such as, the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social-Environmental Risk Policies, besides that the Private Social Investment Policy, which aims to guide the strategy of this topic and present guidelines for social programs that strengthen this strategy,

H, Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in the capital management;

• Ensure that the capital metric limits established in management, risk appetite and the Risk Profile Assessment (RPA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Management actively participates in the management and is regularly informed about the behavior of the capital metrics,

At Banco Santander, there is an Executive Vice-President responsible for capital management appointed by the Board of Directors; in addition, there are institutional capital policies, which act as guidelines for capital management, control and reporting (thus fulfilling all the requirements defined in CMN Resolution No, 4,557 / 2017),

For further information, see the "Risk and Capital Management Structure - Resolution nº, 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www,ri,santander,com,br/

b) Operational Limits

As established in CMN Resolution No, 4,193 / 2013, the requirement for PR in 2019 was 10,5%, comprising 8,0% of Minimum Equity of Reference plus 2,5% of Additional Capital Conservation, Considering this surcharge, PR Level I increased to 8,5% and Minimum Principal Capital to 7,0%,

For the base year 2020, the PR requirement remains at 11,5%, including 8,0% of Reference Equity Minimum, plus 2,5% of Capital Conservation Additional and 1,0% of Systemic Additional, PR Level I reaches 8,25% and Minimum Principal Capital 6,75%,

	09/30/2020	12/31/2019
Tier I Regulatory Capital	76,23,294	66,481,661
Principal Capital	68,983,783	61,389,509
Supplementary Capital (Note 20)	7,252,510	5,092,153
Tier II Regulatory Capital (Note 20)	7,221,222	5,083,808
Regulatory Capital (Tier I and II)	82,456,516	71,565,469
Credit Risk (1)	485,855,577	407,786,238
Market Risk (2)	18,288,517	20,235,208
Operational Risk	57,419,401	47,965,481
Total RWA (3)	561,563,495	475,986,927
Basel I Ratio	13.58	13.97
Basel Principal Capital	12.28	12.90
Basel Regulatory Capital	14.86	15.04

(1) The credit risk exposures subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, of March 4, 2013 and their subsequent complementations through the wording of Circular Bacen 3,174 of August 20, 2014 and Circular Bacen 3,770 of October 29, 2015,

(2) Includes installments for market risk exposures subject to variations in the rates of foreign currency coupons (RWAjur2), price indices (RWAjur3) and interest rate (RWAjur1 / RWAjur4), in the price of commodities (RWAcomur) ), the price of shares classified in the trading portfolio (RWAacs) and installments for exposure of gold, foreign currency and operations subject to exchange variation (RWAcam),

(3) Risk Weighted Assets or risk-weighted asset,

Banco Santander publishes the Risk Management Report on a quarterly basis with information on risk management, a brief description of the Recovery Plan, capital management, PR and RWA, The report with more details of the premises, structure and methodologies can be found at www,santander,com,br/ri,

Financial institutions are obliged to maintain the application of resources in permanent assets in accordance with the level of adjusted Reference Equity, The resources invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted according to the regulations in force, Banco Santander is within the established requirements,

c) Financial Instruments - Sensitivity Analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and international good practices,

Financial instruments are segregated into the trading and banking portfolios, as carried out in the management of market risk exposure, in accordance with the best market practices and with the classification criteria for operations and capital management of the Basen Standardized Basel Method , The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, maintained with the intention of trading, The banking portfolio consists of structural operations arising from the different business lines of Banco Santander and their possible hedges, Accordingly, according to the nature of Banco Santander activities, the sensitivity analysis was divided between the trading and banking portfolios,

Banco Santander performs the sensitivity analysis of financial instruments in accordance with CVM Instruction nº, 475/2008, considering market information and scenarios that would negatively affect the Bank's positions,

The summary tables presented below summarize the sensitivity values generated by the corporate systems of Banco Santander, referring to the trading portfolio and the banking portfolio, for each of the scenarios of the portfolios of March 31, 2019,

Trading Portfolio	Consolidated

Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(15,858)	(236,768)	(473,535)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(1,047)	(11,105)	(22,209)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(33,905)	(247,690)	(495,381)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,623)	(3,116)	(6,232)
Foreign Currency	Exposures subject to Foreign Exchange	(33)	(5,507)	(11,014)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(4,455)	(111,386)	(222,773)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(653)	(234)	(467)
Shares and Indexes	Exposures subject to Change in Shares Price	(413)	(10,322)	(20,643)
Commodities	Exposures subject to Change in Commodity Price	(2)	(42)	(85)
Total (1)		(57,989)	(626,169)	(1,252,339)

(1) Amounts net of tax effects,

Scenario 1: shock of + 10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor,

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor,

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor,

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(46,878)	(61,510)	(157,729)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(29,044)	(246,198)	(380,095)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(31,938)	(163,836)	(344,781)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(4,022)	(105,208)	(202,884)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(8,293)	(87,874)	(126,687)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(15,805)	87,394	264,837
Foreign Currency	Exposures subject to Foreign Exchange	(40)	(1,004)	(2,009)
Total (1)		(136,020)	(578,236)	(949,348)

(1) Amounts net of tax effects,

Scenario 1: shock of + 10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor,

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor,

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor,

28.   Other information

a) Co-obligations and risks in guarantees provided to customers, recorded in memorandum accounts, reached the amount of R$ 44,109,660 (12/31/2019 - R$41,660,754) in the Bank and R$ 44,109,660 (12/31/2019 - R$41,660,772) in the Consolidated,

b) The total value of investment funds and assets under management of the Santander Conglomerate is R$ 2,755,952 (12/31/2019 - R$2,034,999) and the total investment funds and assets under management is R$ 201,874,075 (12/31/2019 - R$230,199,261) recorded in memorandum accounts,

c) Insurance in force on September 30, 2020, in the form of fires, vehicles and others, has a coverage value of R$ 1,829,578 (12/31/2019 - R$1,829,578) at the Bank and R$ 1,821,864 (12/31/2019 – R$1,821,864) in Consolidated and in the global modality of banks, an insurance with a coverage value of R$ 392,189 (12/31/2019 - R$392,189) was contracted in the Bank and Consolidated, which can be used alone or in as long as it does not exceed the contracted amount, In addition, at the Bank and the Consolidated on September 30, 2020, there are other policies in force related to other assets in the amount of R$ 7,623,279 (2019 - R$7,623,279),

d) Between September 30, 2020 and December 31, 2019, there were no linked asset transactions and obligations for linked asset transactions,

e) Clearing and Settlement Agreements - CMN Resolution nº 3,263/2005 - Banco Santander has an agreement for the compensation and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties that have this modality of agreement, These agreements establish that the payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty,

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criteria and includes the right to opt for renewals and adjustment clauses, classified as operating lease, The total of the future minimum payments of non-cancellable operating leases is shown below:

	30/09/2020	31/12/2019
Up to 1 Year	674,217	651,207
Between1 to 5 Years	1,623,611	1,492,289
More than 5 Years	176,185	147,125
Total	674,217	2,290,621

Additionally, Banco Santander has contracts with no maturity date determined, totaling R$679 (12/31/2019 - R$918) corresponding to the monthly rent contracts with this feature, Operating lease payments, recognized as expenses in the third quarter of 2020, amounted to R$ 363,338 (2019 - R$700,958),

The rental contracts will be readjusted annually, according to the legislation in force, and the highest percentage is according to the variation of the General Market Price Index (IGPM), The lessee is guaranteed the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and legislation in force,

g) Incorporation of the spun-off portion of Integry Tecnologia e Serviços A,H,U Ltda,

On October 31, 2019, the partial spin-off of Integry Tecnologia e Serviços AHU Ltda, Was approved, (“Integry”), a wholly owned subsidiary of Getnet Adquirência e Serviços para Means of Payment S,A (“Getnet”), with a version of the spun-off portion of its assets, referring to its assets and liabilities, to Getnet, The incorporation of the spun-off portion by Getnet is pending approval by the Central Bank of Brazil,

On December 20, 2019, Getnet and Santander Merchant Platform Solutions, SL (“SMPS Global”), a company headquartered in Spain and controlled by Banco Santander, SA (Santander Spain), entered into a Purchase and Sale Agreement of the representative shares of Integry's total share capital, so that SMPS Global now holds 100% of Integry's share capital, On December 23, 2019, Integry changed its name to Santander Merchant Platform Solutions Brasil Ltda,

h) Pandemic Effects - COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that may adversely affect its results, Since the beginning of the pandemic in Brazil, Committees have been set up to monitor the effects of the spread and its impacts, in addition to government actions to mitigate the effects of COVID-19,

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities, Among the actions taken, we highlight (a) the dismissal of employees from the risk group and intensification of work in the home office, (b) the definition of a follow-up protocol, with health professionals, for employees and family members who have the symptoms of Covid19 and (c) increased communication about preventive measures and remote means of care,

The Federal Government through the National Monetary Council and the Central Bank of Brazil has adopted measures to mitigate the impacts caused by COVID-19, specifically on credit operations, fundraising, reduction of reserve requirements and aspects related to capital, such as ( a) measures to facilitate the renegotiation of credit operations without an increase in provisions, (b) a reduction in capital requirements, in order to expand the credit system's ability to grant credit and (c) a reduction in reserve requirements, , to improve liquidity conditions,

As of the date of this disclosure, the Bank has identified (a) increase in loan and financing operations, especially for companies; (b) increase in requests for renegotiation and extension of terms for credit operations; (c) impacts on the allowance for loan losses and (d) increase in funds raised,

Future impacts related to the pandemic, which have a certain degree of uncertainty as to their duration and severity and which, therefore, cannot be accurately measured at this time, will continue to be monitored by Management,

29. Subsequent Events

Determination of Interest on Equity

The Board of Directors, in a meeting held on October 26, 2020, approved the Executive Board's proposal, ad referendum of the Ordinary General Meeting to be held until April 30, 2021, for the distribution of Interest on Equity, in the gross amount of R$ 1,000 million , which, after deducting the amount related to income tax withheld at source, in accordance with current legislation, imports a net amount of R$ 850 million, with the exception of immune and / or exempt shareholders, Shareholders who are registered in the

Company's records at the end of November 4, 2020 (inclusive) will be entitled to Interest on Equity, Accordingly, as of November 5, 2020 (inclusive), the Company's shares will be traded “Ex-Interest on Equity”, The amount of Interest on Equity will be paid as of December 23, 2020 and fully charged to the mandatory dividends to be distributed by the Company for the year 2020, without any monetary restatement, The decision was approved by the Fiscal Council, according to a meeting held on the same date, and is in compliance with the provisions of CMN Resolution No, 4,820 / 2020,

Disposal of Investments in Norchem Participações e Consultoria S,A, (NPC) and Norchm Holdings e Negócios S,A, (NHN)

On October 8, 2020, Banco Santander (Brasil) SA sold its stake in Norchem Participações e Consultoria SA (50% stake) and Norchem Holdings e Negócios SA (22% stake), through a capital reduction and consequent cancellation of the shares held by Banco Santander (Brasil) SA, for which the Bank will receive an amount of approximately R $ 42 million,

Composition of Management Bodies

Administrative Council

Álvaro Antônio Cardoso de Souza – President

Sérgio Agapito Lires Rial - Vice-President

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Counselor

José de Paiva Ferreira – Counselor

José Maria Nus Badía – Counselor

Marília Artimonte Rocca - Counselor (independent)

Pedro Augusto de Melo - Counselor (independent)

Audit Committee

Deborah Stern Vieitas - Coordinator

Luiz Carlos Nannini - Qualified Technical Member

Maria Elena Cardoso Figueira - Member

René Luiz Grande - Member

Risk and Compliance Committee

Pedro Augusto de Melo - Coordinator

Álvaro Antonio Cardoso de Souza - Member

José de Paiva Ferreira - Member

Virginie Genès-Petronilho - Member

Sustainability Committee

Marilia Artimonte Rocca - Coordinator

Carlos Aguiar Neto - Member

Carlos Rey de Vicente - Member

Mario Roberto Opice Leão - Member

Tarcila Reis Corrêa Ursini - Member

Nomination and Governance Committee

Álvaro Antonio Cardoso de Souza - Member

Deborah Patricia Wright - Member

Luiz Fernando Sanzogo Giogi - Member

Compensation Committee

Deborah Patricia Wright - Coordinator

Álvaro Antonio Cardoso de Souza - Member

Luiz Fernando Sanzogo Giogi - Member

Fiscal Council

João Guilherme de Andrade So Consiglio - Effective Member (President)

Antonio Melchiades Baldisera - Effective member

Louise Barsi - Effective Member

Manoel Marcos Madureira - Substitute

Luciano Faleiros Paolucci - Substitute

Valmir Pedro Rossi – Substitute

*The Fiscal Council was installed at the Annual and Extraordinary Shareholders' Meetings held on April 30, 2020, and the members were approved by the Central Bank of Brazil on July 10, 2020, the date on which they took office in their respective positions, with a mandate until the 2021 Annual General Meeting,

Executive Board

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Accountant

Gilberto Cabeleira Alves – CRC Nº PR040031/ O-7

Declaration of directors on the financial statements

For the purposes of complying with the provisions of article 25, paragraph 1, item VI, of the Securities Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they discussed, reviewed and agreed with the Financial Statements prepared by Banco Santander´s BRGAAP criteria, for the year ended September 30, 2020, and the documents that comprise them, being: Management Report, balance sheets, statement results, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No, 6,404, of December 14, 1976 (Brazilian Corporate Law), the rules of the National Monetary Council, of the Central Bank of Brazil according to the model of Plan C of the National Financial System Institutions (COSIF) and other applicable regulations and legislation, The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council,

Members of the Executive Board of Banco Santander on September 30, 2020:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Directors' Statement on Independent Auditors

For the purposes of complying with the provisions of article 25, paragraph 1, item V, of the Securities and Exchange Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they have discussed, reviewed and agreed with the Financial Statements by the Banco Santander BRGAAP criterion, which includes the Independent Auditors' Report, related to the Financial Statements by Banco Santander BRGAAP criterion, for the year ended September 30, 2020 , and the documents that comprise them, being: Performance Comments, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No, 6,404, of December 14, 1976 (Brazilian Corporate Law) tions), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan of the Institutions of the National Financial System (COSIF) and other applicable regulations and legislation, The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council,

Members of the Executive Board of Banco Santander on September 30, 2020:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

João Marcos Pequeno De Biase

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marino Alexandre Calheiros Aguiar

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 26, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer